Securities Act File No. 333-102751
                                       Investment Company Act File No. 811-21288

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON June 9, 2005

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933                                                      /X/
Pre-Effective Amendment No.                                                 / /
                            ---
Post-Effective Amendment No.  2                                             /X/
                             ---
and/or
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                                              /X/
Amendment No.       6                                                       /X/
                  -----
(Check appropriate box or boxes)

                        ADVISORY HEDGED OPPORTUNITY FUND
               (Exact name of Registrant as specified in charter)

                                   -----------

                           50210 AXP Financial Center
                          Minneapolis, Minnesota 55474
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code: 612.671.3935

                               William F. Truscott
                     American Express Financial Corporation
                            200 AXP Financial Center
                          Minneapolis, Minnesota 55474

                     (Name and address of agent for service)

                  Please send copies of all communications to:

                                 Robert W. Helm
                                   Dechert LLP
                                1775 I Street, NW
                              Washington, DC 20006

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check
the following box.    /X/

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
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                                         ADVISORY HEDGED OPPORTUNITY FUND

                                               CROSS REFERENCE SHEET
                                                   PARTS A AND B

------------------------------------------------------------ ---------------------------------------------------------
                          Caption                                             Location in Prospectus
------------------------------------------------------------ ---------------------------------------------------------
Outside Front Cover Page                                     Outside Front Cover Page
------------------------------------------------------------ ---------------------------------------------------------
Inside Front and Outside Back Cover Page                     Inside Front and Outside Back Cover Page
------------------------------------------------------------ ---------------------------------------------------------
Fee Table and Synopsis                                       Summary of Terms; Summary of Fund Expenses; Fees and
                                                             Expenses
------------------------------------------------------------ ---------------------------------------------------------
Financial Highlights                                         Financial Highlights
------------------------------------------------------------ ---------------------------------------------------------
Plan of Distribution                                         Fees and Expenses; Purchase of Shares; Distributor (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Selling Shareholders                                         Not Applicable
------------------------------------------------------------ ---------------------------------------------------------
Use of Proceeds                                              Use of Proceeds
------------------------------------------------------------ ---------------------------------------------------------
General Description of the Registrant                        Outside Front Cover Page; Summary of Terms; Investment
                                                             Objective and Approach; General Information
------------------------------------------------------------ ---------------------------------------------------------
Management                                                   Management
------------------------------------------------------------ ---------------------------------------------------------
Capital Stock, Long-Term Debt, and Other Securities          General Information
------------------------------------------------------------ ---------------------------------------------------------
Defaults and Arrears on Senior Securities                    Not Applicable
------------------------------------------------------------ ---------------------------------------------------------
Legal Proceedings                                            Not Applicable
------------------------------------------------------------ ---------------------------------------------------------
Table of Contents of the Statement of Additional             Table of Contents of SAI
Information
------------------------------------------------------------ ---------------------------------------------------------
Cover page of SAI                                            Cover Page (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Table of Contents of SAI                                     Table of Contents (SAI)
------------------------------------------------------------ ---------------------------------------------------------
General Information and History                              Not Applicable
------------------------------------------------------------ ---------------------------------------------------------
Investment Objective and Policies                            Investment Objective and Approach; Management;
                                                             Additional Information on Investment Techniques of
                                                             Investment Vehicles and Related Risks (SAI); Additional
                                                             Information on Investment Techniques and Operations of
                                                             the Fund and Related Risks (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Management                                                   Management; Directors and Officers (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Control Persons and Principal Holders of Securities          Control Persons; Control Persons (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Investment Advisory and Other Services                       Management; Investment Management and Other Services
                                                             (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Brokerage Allocation and Other Practices                     Portfolio Transactions (SAI)
------------------------------------------------------------ ---------------------------------------------------------
Tax Status                                                   Taxes
------------------------------------------------------------ ---------------------------------------------------------
Financial Statements                                         Financial Statements
------------------------------------------------------------ ---------------------------------------------------------
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

                                                                 Advisory Hedged
                                                                Opportunity Fund

PROSPECTUS/ July 29, 2005


Shares of Beneficial Interest

The Advisory Hedged Opportunity Fund (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a closed-end management investment company. The Fund's investment objective is to seek to achieve, over a market cycle, attractive risk-adjusted returns. The Fund seeks to achieve its objective by investing in investment vehicles ("Investment Vehicles") managed by various money managers ("Money Managers") that employ a variety of "hedged opportunity" investment strategies. The Investment Vehicles managed by the Money Managers may be subject to special risks. See "Principal Risk Factors of Investments Made by Money Managers."


IMPORTANT NOTICE -- RECENT DEVELOPMENTS AFFECTING THE FUND

On February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company.

In connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of Fund shares. The Fund will provide further information to shareholders when its evaluation is complete.

This Prospectus relates to the shares of beneficial interest of the Fund ("Shares"). No beneficial owner of Shares ("Shareholder") will have the right to require the Fund to redeem any Shares.

The Fund is designed for tax-exempt "Eligible Investors" as defined herein. See "Eligibility" and "Taxes."

Prior to the suspension of investor purchases of Fund Shares, as noted above, purchases generally have been accepted monthly and Shares offered at net asset value next determined after receipt of cleared funds, plus any applicable initial sales charge. The Shares will not be listed on any securities exchange, and it is not anticipated that a secondary market for the Shares will develop. The Shares are also subject to substantial restrictions on transferability and resale and may not be transferred to investors who are not eligible to invest in the Fund. See "Eligibility" and "Transfers of Shares." Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor's option nor will they be exchangeable for interests, units, or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares. See "Principal Risk Factors Relating to the Fund's Structure -- Closed-End Fund; Limited Liquidity; Shares Not Listed; Limited Repurchase Offers." The Fund is appropriate only for those investors who can tolerate a substantial amount of risk and do not require a liquid investment.

This Prospectus provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI"), dated July 29, 2005, has been filed with the U.S. Securities and Exchange Commission ("SEC"). You can request a copy of the SAI, and the Fund's Annual and Semi-Annual Reports without charge, by writing to 50210 AXP Financial Center, Minneapolis, MN 55474, or by calling the Fund at 1-800-390-1560. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 41 of this Prospectus. You can obtain the SAI and other information about the Fund on the SEC's website (http://www.sec.gov). Such materials are not available on a Fund-specific website, as the Fund currently does not have an internet website.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.



The Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

Prospective investors should not construe the contents of this Prospectus as legal, tax, or financial advice. Each prospective investor should consult its own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

These securities are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted in this Prospectus.

The Fund's principal distributor is American Express Financial Advisors Inc.


                  The date of this Prospectus is July 29, 2005

TABLE OF CONTENTS

                                                                                             Page
SUMMARY OF TERMS                                                                                1

SUMMARY OF FUND EXPENSES                                                                        9

FINANCIAL HIGHLIGHTS                                                                           10

USE OF PROCEEDS                                                                                10

INVESTMENT OBJECTIVE AND APPROACH                                                              11

PRINCIPAL RISK FACTORS RELATING TO THE FUND'S STRUCTURE                                        14

PRINCIPAL RISK FACTORS OF INVESTMENTS MADE BY MONEY MANAGERS                                   19

CONFLICTS OF INTEREST                                                                          24

MANAGEMENT                                                                                     25

FEES AND EXPENSES                                                                              26

CONTROL PERSONS                                                                                27

SHARES OF BENEFICIAL INTEREST                                                                  28

PURCHASES OF SHARES                                                                            29

ELIGIBILITY                                                                                    30

REPURCHASES OF SHARES                                                                          31

TRANSFERS OF SHARES                                                                            33

DISTRIBUTION POLICY                                                                            33

BROKERAGE                                                                                      34

VALUATION                                                                                      35

TAXES                                                                                          37

ERISA CONSIDERATIONS                                                                           39

GENERAL INFORMATION                                                                            40

TABLE OF CONTENTS OF SAI                                                                       41

APPENDIX -- REPRESENTATIONS IN INVESTOR CERTIFICATION

ADVISORY HEDGED OPPORTUNITY FUND

Summary of Terms

This is only a summary and does not contain all of the information a prospective investor should consider before investing in the Fund. Before investing in the Fund, a prospective investor should carefully read the more detailed information appearing elsewhere in this Prospectus and the Fund's SAI (available upon request), each of which should be retained by a prospective investor.

The Fund

                            Advisory Hedged Opportunity Fund (the "Fund") is a Delaware statutory trust that is registered under the 1940 Act as a closed-end investment company. The Fund is non-diversified, which means that under the 1940 Act, the Fund is not limited in the amount of assets that it may invest in any single issuer of securities. However, the Fund intends to diversify its assets to the extent required by the Internal Revenue Code of 1986, as amended (the "Code"), so that it can qualify as a regulated investment company for federal tax purposes. The Fund's shares are also registered under the Securities Act of 1933, as amended ("1933 Act"), but are subject to substantial limits on transferability and resale.

                            The Fund is a "fund of funds" that provides a means for investors in the Fund (the "Shareholders," each a "Shareholder") to participate in investments in private hedge funds by providing a single portfolio comprised of underlying hedge funds. The use of a "fund of funds" structure is intended to afford Shareholders the ability to: (i) invest in a multi-manager investment portfolio that would seek attractive risk-adjusted returns over an extended period of time; (ii) invest with various money managers ("Money Managers") with different investment styles and philosophies; (iii) invest in an investment portfolio that is designed to attempt to reduce risk by investing with Money Managers who are expected to have low volatility and low correlations to each other; and (iv) invest with Money Managers who have consistent past performance records.



Recent Developments
Affecting the Fund

                            On February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company.

                            In connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of the Fund's shares of beneficial interest (the "Shares"). The Fund will provide further information to shareholders when its evaluation is complete.

Offering

                            Prior to the recent suspension of sales of Shares noted above, Shares generally have been accepted monthly and are offered at net asset value next determined after receipt of cleared funds, plus any applicable initial sales charge. The Fund has offered Shares through the Distributor and broker-dealers that have entered into a selling agreement with the Distributor ("Selling Broker-Dealers"). Shares also have been available for purchase by Eligible Investors through an investment adviser, broker-dealer, or other financial intermediary who has discretionary authority over client assets for which the investment adviser, broker-dealer or financial intermediary receives compensation for advisory services, executing transactions in Fund shares, or other services performed on the client's behalf ("Service Agents"). Shareholders who invest in the Fund through a Service Agent, typically an individual investing in the Fund through an IRA or other tax-qualified vehicle, will pay fees in excess of those paid by an investor who purchases Shares through the Distributor, typically an institution investing through a pension plan or other tax-qualified vehicle. In the future, purchases may be accepted monthly or at such other times as may be determined by the Fund's Board of Trustees (the "Board").


Use of Proceeds

                            The proceeds of each offering will be invested with the Money Managers in accordance with the Fund's investment objective and principal strategies as soon as practicable after the receipt of funds from Shareholders.

                            Pending the investment of the proceeds of any offering with the Money Managers, a portion of the proceeds of the offering may be invested in short-term, high quality debt securities, money market funds, or cash to, among other things, maintain liquidity to meet repurchase requests and operational needs. See "Use of Proceeds."

Investment Objective and Approach

                            The Fund's investment objective is to seek to achieve, over a market cycle, attractive risk-adjusted returns. Consistent with this objective, the Fund's goals include: (i) achieving long-term capital appreciation; (ii) providing growth of capital; and (iii) focusing on generating positive returns irrespective of stock market volatility or direction. The Fund attempts to accomplish its investment objective by investing with Money Managers that either employ a variety of "hedged opportunity" investment strategies or, when aggregated with other such Money Managers, intend to produce results that are opportunistically oriented. The fund of funds approach is designed to permit the use of Money Managers who employ diverse investment styles and strategies and to provide Shareholders access to a variety of Money Managers by investing the Fund's assets in foreign corporations, limited liability companies, limited partnerships, joint ventures and similar entities (the "Investment Vehicles") managed by a particular Money Manager.

                            Hedged opportunity investing encompasses a wide variety of investment styles, including, but not limited to: hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets; index arbitrage; interest rate arbitrage; convertible bond and warrant hedging; merger arbitrage; event-driven strategies; fundamental long/short equity strategies; statistical long/short equity strategies; short selling; pairs trading; and investment in private placements.

                            There can be no assurance that the Fund will achieve its investment objective or goals. There also can be no assurance that the Fund will avoid substantial losses or that Shareholders will not lose money by investing in the Fund. The Fund's investment objective is non-fundamental and may be changed by the Board without the vote of a majority of the Fund's outstanding voting securities, as defined in the 1940 Act. Notice will be provided to Shareholders of any such change. See "Investment Objective and Approach."

                            The Fund's investment techniques entail substantial risks, as described below.

Risk Factors and Conflicts of Interest

                            The Fund's investment program is speculative and entails substantial risks. Shares in the Fund will not be traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. The Fund may offer to repurchase Shares but the Shares will not be redeemable at a Shareholder's option nor will they be exchangeable for interests, units, or shares of any other fund. The Fund may repurchase less than the full amount of Shares that a Shareholder requests to be repurchased. The Fund also may suspend any repurchase offer if, among other events, the Fund is unable to obtain reliable information regarding the value of one or more Investment Vehicles in a timely manner. The Fund will promptly provide notice to Shareholders of such suspension, and Shareholders will have the option to withdraw their tendered Shares within a specified period following the notice of suspension. See "Repurchases of Shares" and "Valuation." If the Fund suspends repurchases or does not repurchase a Shareholder's Shares, the Shareholder may not be able to dispose of his or her Shares, even during periods of Fund underperformance, due to the substantial restrictions on the transferability and resale of the Shares. See "Principal Risk Factors Relating to the Fund's Structure -- Closed-End Fund; Limited Liquidity; Shares Not Listed; Limited Repurchase Offers;" "Principal Risk Factors Relating to the Fund's Structure - Multiple Money Managers;" and "Valuation."


                            The Fund's performance depends upon the performance of the Money Managers, and the ability of the American Express Financial Corporation ("AEFC" or the "Manager") to select, allocate, and reallocate effectively the Fund's assets among them. As noted above, there have been recent development regarding AEFC and the investment team managing the Fund and this change is currently being evaluated. See "Recent Developments Affecting the Fund."


                            The Investment Vehicles generally will not be registered as investment companies under the 1940 Act, and, therefore, the Fund will not be entitled to the protections of the 1940 Act with respect to its investments in the Investment Vehicles. A Money Manager may use investment strategies that differ from its past practices and are not fully disclosed to the Manager, and that involve risks that are not anticipated by the Manager. Investment Vehicles may have a limited operating history and Money Managers may have limited experience in managing assets. See "Principal Risk Factors Relating to the Fund's Structure -- Multiple Money Managers."

                            The value of the Fund's net assets will fluctuate primarily based on the fluctuation in the value of the Investment Vehicles in which it invests. The Fund is non-diversified and may invest in Investment Vehicles that may not have diversified portfolios. To the extent that the portfolio of an Investment Vehicle is concentrated in securities of a single issuer or issuers in a single industry or market, the risk of the Fund's investment in that Investment Vehicle is increased. See "Principal Risk Factors Relating to the Fund's Structure -- Non-Diversified Status." Investment Vehicles may be more likely than other types of funds to engage in short sales, margin borrowing, options trading, arbitrage/correlation risk strategies, forward trading, trading in exchange-traded futures contracts and options on future contracts, use of swap agreements, over-the-counter trading, hedging transactions, and transactions and strategies involving equity securities, fixed-income securities, foreign investments, restricted and illiquid investments and distressed credits. An Investment Vehicle's use of such transactions is likely to cause the value of the Investment Vehicle's portfolio to appreciate or depreciate at a greater rate than if such techniques were not used. The investment environment in which the Investment Vehicles invest may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity gains and losses, and technological and regulatory change. Investments by the Investment Vehicles in foreign financial markets, including markets in developing countries, present significant political, regulatory, and economic risks that may differ in kind and degree from the risks presented by investments in the
                            United  States.   See  "Principal  Risk  Factors  of
                            Investments Made by Money Managers."

                            The Fund will compute its net asset value (total assets less total liabilities, including accrued fees and expenses) as of the last business day of each month. When the Fund values its securities, market prices will not be readily available for most of its investments. Securities for which market prices are not readily available (i.e., most of the Fund's investments in Investment Vehicles) will be valued by the Fund at fair value as determined in good faith in accordance with procedures approved by the Board. As the Manager and the Board anticipate that market prices will not be readily available for most Investment Vehicles in which the Fund invests, the Fund's valuation procedures provide that the fair value of the Fund's investments in Investment Vehicles ordinarily will be the value determined for each Investment Vehicle in accordance with the Investment Vehicle's valuation policies. Although the Fund will receive information from each Investment Vehicle regarding its investment performance and investment strategy, the Manager may have little or no means of independently verifying this information.

                            Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Manager or Money Managers prove incorrect. As a result, to the extent that such subsequently adjusted valuations from the Money Managers or revisions to net asset value of an Investment Vehicle adversely affect the Fund's net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way. Also, Money Managers will provide determinations of the net asset value of the Investment Vehicles only on a weekly or monthly basis. Therefore, it will not be possible to determine the net asset value of the Fund more frequently. See "Valuation."

                            The interests in the Investment Vehicles in which the Fund invests or plans to invest will generally be illiquid. The Fund may not be able to dispose of Investment Vehicle interests that it has purchased. In addition, the Fund may receive securities that are difficult to value in connection with withdrawals and distributions from Investment Vehicles. See "Principal Risk Factors of Investments Made by Money Managers."

                            Each Investment Vehicle may be charged or subject to an asset-based fee and performance-based allocations or fees payable or allocated to the Money Managers. By investing in Investment Vehicles indirectly through the Fund, an investor in the Fund bears asset-based management fees at the Fund level, in addition to asset-based and performance-based management fees and allocations at the Investment Vehicle level. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in another closed-end fund with a different investment focus and structure. The performance-based compensation that may be received by a Money Manager also may create an incentive for that Money Manager to make investments that are riskier or more speculative than those it might have made in the absence of the performance-based compensation. That performance-based compensation also may be based on calculations of realized and unrealized gains made by the Money Manager without independent oversight.

                            To the extent the Fund purchases non-voting interests of, or contractually foregoes the right to vote its interests in an Investment Vehicle, it will not be able to vote on matters that require the approval of the investors of the Investment Vehicle, including matters that could adversely affect the Fund's investment in it. See "Principal Risk Factors Relating to the Fund's Structure -- Multiple Money Managers."

Board of Trustees

                            The Fund's operations are managed under the direction and oversight of the Board.

Manager

                            Pursuant to an investment management services agreement with the Fund, the Manager, an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"), serves as the investment manager to the Fund.


                            The Manager currently is a wholly owned subsidiary of American Express Company, a financial services company headquartered in New York City. See "Management -- Investment Manager." On February 1, 2005, American Express Company announced plans to pursue a spin-off of 100% of the common stock of AEFC (the Manager of the Fund), to shareholders of the American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of American Express Company. Upon completion of the transaction, AEFC will be a publicly traded company separate from American Express Company. It is anticipated that AEFC will thereafter change its name. The impact of this change is currently being evaluated by management and the Board. See "Recent Developments Affecting the Fund."


Administrator

                            The Manager also provides administrative services to the Fund. The Manager or its delegate provides valuation, corporate secretarial, and registrar services to the Fund. The Manager or its delegate also provides services in connection with communicating with investors and other persons with respect to the Fund.

Purchase of Shares

                            The Distributor acts as the distributor of the Fund's Shares on a best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement entered into with the Fund. Investors may purchase Shares directly from the Distributor or Selling Broker-Dealers. Shares also may be purchased through Service Agents.


                            As noted above, the Fund recently suspended investor purchases of Shares. See "Recent Developments Affecting the Fund." Prior to such suspension, purchases generally have been accepted monthly and Shares are offered at net asset value next determined after receipt of cleared funds, plus any applicable initial sales charge. In any subsequent offering, purchase orders for Shares by investors will be accepted at such times as the Fund may determine, subject to the receipt of cleared funds four business days prior to the closing date, subject to waiver. In addition, sales of Shares will only be made to "Eligible Investors" (as defined below) who have completed and returned an investor certification containing the representations in the Appendix to this Prospectus four business days prior to the closing date (subject to waiver) and whose investor certification has been accepted prior to the closing date. Pending investment in the Fund, the proceeds of an offering will be placed (1) with respect to an institutional investor, in an interest-bearing escrow account provided and maintained by Huntington National Bank, as escrow agent, for the benefit of the institutional investor, or (2) with respect to an individual investor, in an interest-bearing cash account held for the benefit of the investor by his or her financial intermediary, pending the closing of such offering. After the closing of an offering (1) with respect to an institutional investor, the balance in the institutional investor's escrow account, including any interest earned, will be invested pursuant to the Fund's investment policies, and (2) with respect to an individual investor, any interest earned in the individual investor's cash account will be paid to the individual investor, and the remainder in the cash account will be invested pursuant to the Fund's investment policies. See "Use of Proceeds."

                            The Fund reserves the right to reject, in its complete and absolute discretion, any order to purchase Shares. The Fund also reserves the right to suspend the offering of Shares at any time and in this regard, the Fund recently suspended the monthly offering of Shares. See "Recent Developments Affecting the Fund." Generally, the minimum initial investment in the Fund is $25,000 for investors purchasing Shares through a retail financial advisor or agent of the Distributor or a Selling Broker-Dealer ("Retail Investors"), or $1.5 million for investors purchasing Shares through the institutional marketing channel of the Distributor or a Selling Broker-Dealer ("Institutional Investors"). See "Purchases of Shares;" "Valuation;" and "Eligibility."


Shares Offered

                            No secondary market exists for the Shares. The Shares will not be listed on any securities exchange, and the Fund does not anticipate that a secondary market will develop for the Shares.

Minimum Investment

                            The minimum initial investment, excluding any applicable initial sales charges, is $25,000 for Retail Investors and $1.5 million for Institutional Investors, payable in full subject to the discretion of the Manager to accept lower investment minimums. A Shareholder is required to maintain a minimum balance equal to the applicable investment minimum, subject to waiver. Shareholders with balance amounts that fall below the minimum amounts solely as a result of a market decline of the Fund's assets also may not be subject to the minimum balance requirements.

                            The minimum subsequent investment from Retail Investors is $10,000 (excluding applicable sales charges) and the minimum subsequent investment from Institutional Investors is $100,000. Applications for additional investments must be received on or before the fourth -to-last business day (as defined herein) of each calendar month, or on such other days as determined by the Board. The Manager may waive the minimum initial investment, minimum balance and subsequent minimum investment requirements in its sole discretion.

                            "Business Day" means any day that the Federal Reserve System of the United States is open for business.

Fees and Expenses

                            Investment Management Fee. The Fund pays the Manager an investment management fee, payable monthly in arrears, at an annual rate equal to 1.25% of the Fund's month-end net assets, including assets attributable to the Manager (or its affiliates) and before giving effect to any repurchases of Shares by the Fund. The investment management fee is paid to the Manager out of the Fund's assets. See "Fees and Expenses."

                            Administration Fee. Under the terms of the administrative services agreement (the "Administration Agreement") between the Manager and the Fund, the Fund pays an administrative fee, payable monthly in arrears, at an annual rate equal to 0.25% of the Fund's month-end net assets, including assets attributable to the Manager (or its affiliates) and before giving effect to any repurchases of Shares by the Fund. The Manager, in turn, provides or procures administrative services for the Fund and Shareholders. See "Management -- Administrator and Sub-Administrator."

                            Distribution Expenses. Investments may be subject to an initial sales charge of up to 3.0% of the subscription amount, subject to: (i) reductions for investments of $100,000 or more; and (ii) waivers for certain types of investors. See "Purchases of Shares." The Distributor bears all of its expenses of providing distribution services to the Fund. See "Fees and Expenses--Distribution Expenses."

                            Expense Limitation Agreement. Pursuant to an expense limitation agreement ("Expense Limitation Agreement"), the Manager has contractually agreed to waive investment management or administration fees and/or reimburse the Fund's other expenses (other than extraordinary or non-recurring expenses) to the extent necessary for the Fund's annualized expenses not to exceed 1.50% for the period ending on July 31, 2006. See "Fees and Expenses--Expense Limitation Agreement."

Eligibility

                            Each investor will be required to certify that the Shares are being acquired either directly or indirectly for the account of a tax-exempt "Eligible Investor." An "Eligible Investor" in the Fund includes, among others: (i) an individual accountholder investing through an Individual Retirement Account ("IRA") or other vehicle exempt from federal taxation ("tax-qualified vehicle") who has net worth (or joint net worth with the investor's spouse) immediately prior to the time of purchase in excess of $1 million; (ii) an individual accountholder investing through a tax-qualified vehicle (including an IRA) who had income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year;
                            (iii) a plan or other tax-exempt vehicle established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of employees, if such plan or vehicle has total assets in excess of $5 million; or (iv) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has assets in excess of $5 million. Other categories of Eligible Investors are set forth in the investor certification that each investor must sign in order to invest in the Fund, and are specified in the Appendix to this Prospectus ("Appendix").


                            In any subsequent offering, Shares of the Fund will be offered only to tax-exempt investors, including fiduciary and discretionary accounts and retirement plans of commercial institutions, for-profit employers, local, state, and federal government plans (such accounts and plans, collectively, "Plans"), other tax-exempt institutional investors and accounts, IRAs and other individual tax-qualified vehicles, and such other tax-exempt Eligible Investors as the Distributor in its discretion may permit from time to time. Individuals who seek to invest in the Fund through a Plan ("Plan Participants") should contact the administrative personnel of the relevant Plan ("Plan Administrator") or the Plan's sponsor ("Plan Sponsor") for information about the Plan. Although Shares of the Fund will be offered only to tax-exempt investors, in the event that an investor is, or becomes, subject to taxation, the investor should consider the tax consequences of investing in this Fund. See "Taxes."


                            Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require an investor certification containing the representations in the Appendix to this Prospectus from the investor that it is an Eligible Investor. An investor's certification must be received and accepted, subject to waiver, by the Distributor, along with its payment, before the investor's order will be accepted. If the investor's purchase order is rejected, no monies submitted by the investor will be transferred into the Fund and the investor, or the investor's delegate, will be notified.


                            Existing Shareholders who purchase additional Shares will be required to meet the Fund's eligibility criteria and submit a new investor certification each time they purchase additional Shares.


                            The transfer of Shares to a person who is not eligible to invest in the Fund may be deemed void by the Board, or the Board may, in its discretion, cause a mandatory redemption of such Shares. See "Eligibility" and "Transfers of Shares."

Repurchases of Shares

                            No Shareholder will have the right to require the Fund to redeem the Shareholder's Shares. The Fund from time to time may offer to repurchase outstanding Shares in the future. Repurchase offers will be made at such times and on such terms as may be determined by the Board from time to time in its complete and absolute discretion. The Fund may repurchase less than the full amount of Shares that a Shareholder requests to be repurchased. The Fund also may suspend any repurchase offer if, among other events, the Fund is unable to obtain reliable information regarding the value of one or more Investment Vehicles in a timely manner. The Fund will promptly provide notice to Shareholders of such suspension, and Shareholders will have the option to withdraw their tendered Shares within a specified period following the notice of suspension.

                            If Shareholders request that the Fund repurchase a greater number of Shares than the amount offered to be repurchased by the Fund, the Fund may, as determined by the Board in its complete and absolute discretion, repurchase an additional number of Shares not to exceed 2% of the Shares outstanding on the date on which repurchase requests must be received by the Fund ("Repurchase Request Deadline"). If the Board determines not to repurchase more than the repurchase offer amount or if Shareholders request that the Fund repurchase Shares in an amount exceeding the repurchase offer amount plus 2% of the Shares outstanding on the Repurchase Request Deadline, the Fund shall repurchase the Shares pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the number of Shares requested by each Shareholder to be repurchased as of the Repurchase Request Deadline.

                            An early repurchase fee equal to 1.00% of the value of the Shares repurchased by the Fund will apply if the date as of which the Shares are valued for purposes of the repurchase is within one year following the date of the Shareholder's initial investment in the Fund. If applicable, the early repurchase fee will be deducted before payment of the proceeds of a repurchase.


                            In determining whether the Fund should repurchase Shares pursuant to repurchase requests, the Board will consider, among other things, the recommendation of the Manager.


                            A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 for Retail Investors, or $1.5 million for Institutional Investors, subject to the discretion of the Manager to allow lower minimum balances. The Fund reserves the right to reduce the amount repurchased from a Shareholder so that the required account balance is maintained. See "Repurchases of Shares."

                            The Shares will not be listed on any securities exchange and it is not anticipated that a secondary market will develop.

Investor Suitability

                            An investment in the Fund involves a substantial amount of risk. It is possible that a Shareholder may lose some or all of its money. Before making an investment decision, a prospective investor should consider, among other things: (i) the suitability of the investment with respect to such investor's investment objectives and personal situation; and
                            (ii) other factors, including personal net worth, income, age, risk tolerance, liquidity needs, and tax considerations. A Shareholder should invest in the Fund only money that it can afford to lose, and a Shareholder should not invest money to which it will need access on a short-term or frequent basis. In addition, a Shareholder should be aware of how the Fund's investment strategies fit into its overall investment portfolio because the Fund by itself is not designed to be a well-balanced investment for a particular investor.

Distributions

                            Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

                            Pursuant to the automatic dividend reinvestment plan ("DRIP"), Shareholders are presumed to have elected to have all income dividends and capital gains distributions automatically reinvested in Shares. Shareholders who affirmatively choose not to participate in the DRIP will receive any income dividends and/or capital gains distributions in cash.

Tax Considerations


                            Shares of the Fund are designed for, and in any offering will be offered only to tax-exempt investors, as it is anticipated that all or substantially all of the Fund's distributions would be taxed as ordinary income to any Shareholders who would be subject to tax. It is also anticipated that the amount of such distributions in any one year could exceed the net appreciation in the value of the Fund's investments in such year. The Fund intends to qualify and elect to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code. To the extent the Fund invests in Investment Vehicles that are treated as partnerships or other flow-through entities for tax purposes, investment made by such Investment Vehicles could affect the Fund's ability to qualify as a RIC. Accordingly, the Fund will generally invest its assets in foreign corporations which would be classified as passive foreign investment companies ("PFICs"). Any investment in Investment Vehicles that are not PFICs will be closely monitored with respect to satisfying the Fund's diversification and income distribution requirements under Subchapter M. See "Taxes."


ERISA Plans and Other Tax-Exempt Entities

                                    The Fund is designed for tax-exempt
                                    investors and will be offered to fiduciary and discretionary accounts and retirement plans of institutions, local, state and federal government plans and other tax-exempt entities and accounts. The Fund's assets should not be considered to be "plan assets" for purpose of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Internal Revenue Code. See "ERISA Considerations."

Term

                                    The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Financial Reports

                                    The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as required by the 1940 Act. See "General Information."

Fiscal Year End

                                    The Fund's fiscal year will end on March 31 of each year. The Fund's tax year will end on October 31 of each year.

No Selling Broker-Dealer, Service Agent, salesperson, or other person is authorized to give an investor any information or to represent anything with respect to the Fund not contained in this Prospectus. As an investor, you must not rely on any unauthorized information or representation that anyone provides to you. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

The Investment Vehicles in which the Fund invests may pursue various investment strategies and are subject to special risks. The Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for the Shares will develop. The Shares are also subject to substantial restrictions on transferability and resale and may not be transferred to investors who are not eligible to invest in the Fund. See "Eligibility" and "Transfers of Shares." Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor's option nor will they be exchangeable for interests, units, or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares. See "Principal Risk Factors Relating to the Fund's Structure -- Closed-End Fund; Limited Liquidity; Shares Not Listed; Limited Repurchase Offers." The Fund is appropriate only for those investors who can tolerate a substantial amount of risk and do not require a liquid investment.

Summary of Fund Expenses

The following table is intended to assist Shareholders and potential Shareholders in understanding the various costs and expenses associated with investing in the Fund. Each figure below relates to a percentage of the Fund's average net asset value at month-end over the course of a year. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders of a fund of funds also indirectly pay a portion of the fees and expenses, including management fees and/or performance-based compensation, charged at the underlying Investment Vehicle level. See "Fees and Expenses -- Investment Management Fee" for additional information. These indirect items are not reflected in the following chart or the example below.

Shareholder Transaction Expenses
Maximum Sales Charge (Load) (as a % of the subscription amount)(1)               3.00%
Estimated Initial Offering Expenses(2)                                           None
Maximum Sales Charge on Reinvested Distributions                                 None
Maximum Early Withdrawal Charge                                                  None
Maximum Early Repurchase Fee (as a % of the value of the Shares repurchased)(3)  1.00%

Annual Expenses (as a percentage of net assets)
Investment Management Fee(4)                                                     1.25%
Administrative Fee(4)                                                            0.25%
Other Expenses(5)                                                                1.43%
Total Annual Expenses(5)                                                         2.93%
Waiver/Reimbursement(6) 1.43%
Net Annual Expenses                                                              1.50%

(1) The initial sales charge is subject to: (i) reductions for investments of $100,000 or more; and (ii) waivers for certain types of investors. See "Purchases of Shares."

(2) Organizational and offering expenses are not included in "Other Expenses" or "Total Annual Expenses" because they were voluntarily borne by the Manager.

(3) An early repurchase fee, payable to the Fund, will apply to Shares repurchased within one year of initial investment by a Shareholder. See "Repurchases of Shares" for additional information.

(4) See "Management" and "Fees and Expenses" for additional information.

(5) "Other Expenses" and "Total Annual Expenses" are based on amounts for the fiscal period ended March 31, 2005.

(6) Pursuant to an expense limitation agreement ("Expense Limitation Agreement"), AEFC has contractually agreed to waive investment management or administration fees and/or reimburse the Fund's other expenses (other than extraordinary or non-recurring expenses) to the extent necessary for the Fund's annualized expenses to not exceed 1.50% for the period ending on July 31, 2006. Thereafter, the Expense Limitation Agreement will automatically renew for one-year terms and may be terminated by AEFC or the Fund upon thirty (30) days' prior written notice to the other party.

The following hypothetical example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all dividends and distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The tables and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares. See "Fees and Expenses" for a more complete description of the Fund's costs and expenses.

The following example should not be considered a representation of past or future expenses because actual expenses may be greater or less than those shown.

Example

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:(1)

               1 YEAR            3 YEARS         5 YEARS          10 YEARS
Shares           $45              $105           $167               $336

(1) The Example is based on the level of total expenses listed above. The Fund's organizational and offering expenses are not reflected in the Example because these expenses were voluntarily borne by the Manager. Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater or less than the amounts shown in the Example. The expenses listed under the caption "1 Year" are computed after giving effect to the Expense Limitation

    Agreement. The expenses listed under each of the captions "3 Years," "5 Years" and "10 Years" are computed giving effect to the Expense Limitation Agreement only for the first year during that period. The values presented in this example reflect an initial sales charge of 3.0%. For shares repurchased during the first year and subject to the Early Repurchase Fee, the "1 Year" figure would be $55.

Financial Highlights


The table below sets forth selected financial information that has been derived from the financial statements in the Fund's Annual Report, for the period April 1, 2004 through March 31, 2005 (the Fund's fiscal year end). The information in the table below for the period April 1, 2004 through March 31, 2005 has been audited by KPMG LLP, independent registered public accounting firm for the Fund, whose report is contained in the Fund's Annual Report dated as of March 31, 2005. For the period October 31, 2003 through March 31, 2004, the information provided was audited by the Fund's previous auditor.

Per share operating performance                            10/31/2003 - 03/31/2004*          04/01/2004 - 03/31/2005
Beginning net asset value                                           $10.00                          $10.38
     Income (loss) from investment operations
         Net investment loss                                         (0.08)                          (0.13)
         Net unrealized gain                                          0.57                            0.59
     Total income from investment operations                          0.49                            0.46
     Dividend distribution                                           (0.11)                          (0.39)
     Net increase in net asset value                                  0.38                            0.07
Ending net asset value                                              $10.38                          $10.45

Total return                                                         4.95%                           4.55%
Ratios/Supplemental Data
     Net assets, end of period                                 $28,507,132                     $44,475,662
     Ratios to average net assets:
     Net investment loss                                             1.49%                           1.47%
     Expenses                                                        2.63%                           2.93%
     Expenses, net of expense reimbursement                          1.50%                           1.50%
     Portfolio turnover                                              0.00%                          26.44%


* The Fund commenced operations of October 1, 2003. The above ratios are calculated on an annualized basis based on the Fund's average net assets taken as a whole. The computation of such ratios based on the amount of net investment loss and total expenses to an individual shareholder may vary from these ratios based on the timing of capital transactions. Total return is not annualized.

Use of Proceeds

The proceeds of an offering will be invested in accordance with the Fund's investment objective and strategies as soon as practicable after each month-end closing of an offering or at such other times as may be determined by the Board. Such proceeds will be invested, together with any interest earned, prior to such closing. See "Purchases of Shares -- Continuous Offering."

Pending the investment of the proceeds of any offering in Investment Vehicles pursuant to the Fund's investment objective and principal strategies, the Fund may invest a portion of the proceeds of the offering that is not invested in Investment Vehicles, which may be a substantial portion of the proceeds of the offering, in short-term, high quality debt securities, or money market funds. In addition, the Fund will maintain a portion of the proceeds in cash to, among other things, maintain liquidity to meet repurchase requests and meet operational needs. The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

Investment Objective and Approach

Investment Objective

The Fund's investment objective is to seek to achieve, over a market cycle, attractive risk-adjusted returns. Consistent with this objective, the Fund's goals include: (i) achieving long-term capital appreciation; (ii) providing consistent growth of capital; and (iii) focusing on generating positive returns irrespective of stock market volatility or direction. The Fund attempts to accomplish this investment objective by investing with various Money Managers (as described herein) that employ a variety of "hedged opportunity" investment strategies. There can be no assurance that the Fund's investment objective or goals will be achieved or that Shareholders will not lose money.

The Fund invests with a broad-based group of Money Managers whom the Manager believes are able to meet the Fund's objective. The fund of funds approach is designed to permit the use of Money Managers who employ varied investment styles and strategies and to give Shareholders access to a variety of Money Managers by investing the Fund's assets in Investment Vehicles managed by a particular Money Manager.

The term "hedged opportunity" refers to a broad class of investment strategies that are intended to have a low correlation to the performance of equity, debt and other markets. Hedged opportunity investing encompasses a wide variety of investment styles including but not limited to: hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets; index arbitrage; interest rate arbitrage; convertible bond and warrant hedging; merger arbitrage; event-driven strategies; fundamental long/short equity strategies; statistical long/short equity strategies; short selling; pairs trading; and investment in private placements. These sophisticated investment strategies often require the use of derivative trading instruments such as stock options, index options, futures contracts, and options on futures. Although it is the general policy of the Fund to allocate assets among Money Managers that use hedged opportunity strategies, the Manager may select Money Managers that do not use hedged opportunity strategies but whose performance has been negatively correlated to equity, debt and other markets in an attempt to generate a consistent return pattern with minimum deviation.

The Fund's investment objective may be changed by the Board without the vote of a majority of the Fund's outstanding voting securities, as defined in the 1940 Act.

Investment Strategy

The Fund seeks to achieve its objective by investing substantially all of its assets with approximately 15 to 40 Money Managers, though the Fund may increase the number of Money Managers with which it invests as the Fund's assets grow. It is the general policy of the Fund to allocate assets to Money Managers that use hedged opportunity strategies. Nonetheless, the Manager may select Money Managers that do not use hedged opportunity strategies but whose performance is closely associated with such strategies. The Fund reserves the right to alter or modify some or all of the Fund's investment strategies in order to take advantage of changing market conditions, when the Manager, in its sole discretion, concludes that such alterations or modifications will enable the Fund to meet its objective.

Most traditional investment strategies have a directional bias with respect to particular securities or particular markets. For example, some "long only" strategies benefit from a rise in the price of a particular security or market and some "bearish" strategies benefit from a decline in price of a particular security or market. A hedged opportunity strategy, on the other hand, tends to be non-directional and consequently, the overall market movements and the market performance of particular securities (or groups of securities) are relatively unimportant to investment decision-making and portfolio performance. A hedged opportunity strategy may be designed to benefit not from absolute increases or decreases in the price of a particular security or market, but from expected changes in the relative value of two or more securities or other interests whose performance has been historically correlated.

Fund of Funds Approach

The use of a fund of funds approach, whereby investments are made through a variety of Investment Vehicles utilizing different and, if possible, non-correlated investment strategies and trading techniques, is intended to afford Shareholders the ability to: (1) invest in a multi-manager investment portfolio that seeks attractive risk-adjusted returns over an extended period of time; (2) invest with Money Managers who have different investment styles and philosophies; (3) invest in an investment portfolio designed to attempt to lower risk by investing with Money Managers who are expected to have low volatility and low correlations to each other; and (4) invest with Money Managers who have solid investment backgrounds and show substantial performance potential.

Selection of Money Managers

The Manager will select Money Managers that satisfy one or more criteria, including, but not limited to: extensive investment management experience; the historical performance of each Money Manager, including a history of consistent returns with respect to its investment style; the degree to which a specific Investment Vehicle complements and balances the Fund's portfolio with respect to the strategies employed by other Investment Vehicles; the quality and stability of the Money Manager's organization; the ability of the Fund to make withdrawals or liquidate its investment; and the ability of each Money Manager to apply consistently and effectively its investment approach. Certain of the criteria may be emphasized above others in the selection of a particular Money Manager. The Manager will evaluate regularly each Money Manager for various purposes, including to determine whether its investment performance is satisfactory. In conducting this review, the Manager will consider information regarding each Investment Vehicle and its Money Manager.

In summary, the Manager will seek to make investments with Money Managers that meet the following criteria:

(1) In-Depth Experience: A Money Manager must generally have a minimum of five years of related experience with the strategy in question. While general exposure to the particular strategy is helpful, the Manager seeks Money Managers who have either traded the specific strategy or have managed a similar strategy. In addition, it is preferable that the Money Manager have an investment in the Investment Vehicle.

(2) Stable Organization: The Money Manager in question must have a stable organizational structure with recognizable industry vendors, a solid business plan, and personnel in place to execute the plan.

(3) Focus on Risk Management: The Manager seeks Money Managers who have a focus on risk management on all levels of their business. This includes the operational and business aspects of the Investment Vehicle, as well as the investment processes.

(4) Focus on Consistency: The Manager seeks Money Managers that embrace consistency in all of their investment and operational business practices.

In addition, in selecting Money Managers, the Fund will collect, analyze and evaluate information, such as the personnel, history background, investment styles, strategies, and performance of potential investment management firms. In addition, prior to an investment by the Fund, the Manager conducts one or more on-site due diligence sessions with the principals and staff of the Money Manager of an Investment Vehicle. One objective of on-site due diligence is to obtain a better understanding of the investment process being employed by the Investment Vehicle's Money Manager and to assure that the Money Manager's investment process is consistent with the Management Strategy to which the Fund is seeking to gain exposure. Topics discussed during an on-site due diligence session will generally include the investment background and philosophy of the Money Manager's principals, and their rationale behind historical and current portfolio positions. Further due diligence includes consideration of each Investment Vehicle's prime broker and other service relationships. The Manager's due diligence includes a review of the valuation policies and process of each Investment Vehicle. Among other things, the Manager will review audited financial statements of Investment Vehicles or other relevant information deemed necessary by the Manager in conducting its due diligence review of the valuation methodologies of Investment Vehicles. Based on this due diligence review, the Manager will reasonably believe that the valuation policies of the Investment Vehicles in which the Fund invests will require that portfolio securities that are publicly traded or traded through the dealer market be valued at their market value, and that all other securities, including privately placed and otherwise illiquid securities, be valued at their fair value, which may include cost when cost approximates fair value. See "Valuation."

The Manager will regularly monitor the returns of each Investment Vehicle. If an Investment Vehicle's returns fall outside certain limits established by the Manager, a formal review may be carried out by the Manager. Among other things, the Fund will make investments based on actual historical performance but there is no certainty that such past performance will be relevant for the future. The profit potential or risk of an investment by a Money Manager relies primarily on the judgment of its investment advisory personnel. There may also be major losses, for example in the event of a disruption in the financial markets.

Money Managers chosen by the Fund have full discretion over all matters relating to the manner, method and timing of investment and trading transactions with respect to the Investment Vehicles' assets subject to the investment objectives, policies and restrictions of that Investment Vehicle.

Investment Vehicles Advised by the Manager or its Affiliates

The Fund does not presently intend to invest in Investment Vehicles managed by the Manager or any of its affiliates. However, it may do so in the future, subject to obtaining Board approval and such exemptions from the provisions of the 1940 Act as may be necessary.

Borrowing

The Fund may borrow money for the following purposes, among others: (1) to meet repurchase requests; (2) to purchase portfolio securities; (3) for portfolio management purposes; (4) to make required distributions to Shareholders necessary to reduce and/or eliminate income or excise tax to the Fund and to otherwise maintain its status as a regulated investment company for tax purposes; (5) to pay operating expenses, including (without limitation) investment management fees; and (6) under limited circumstances, when the Manager believes attractive investment opportunities are available and sufficient cash or other liquid securities are not otherwise available or the Manager believes it would not be prudent to sell existing portfolio holdings. As a general matter, however, the Fund intends to borrow only when necessary to finance repurchases of Shares. It is anticipated that the Fund's borrowings will be on a short-term basis and will not be substantial.

Pursuant to this ability to borrow, the Fund may establish lines of credit with banks. The Fund may access lines of credit for any of the purposes described above with respect to other borrowings, although the Fund will usually access lines of credit only for temporary cash needs.

The Fund is not permitted to borrow for any purposes if, immediately after such borrowing, it would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock.

The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including repurchase offers), if immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. For this purpose, the asset coverage (that is, total assets including borrowings, less liabilities excluding borrowings) requirements mean that the Fund's total assets equal 300% or 200%, as applicable, of the total outstanding principal balance of indebtedness. The Fund must also limit its borrowings and leverage practices to the extent necessary to permit the Fund to repurchase securities pursuant to any offer by the Fund to repurchase Shares, at such times and on such terms as may be determined by the Board, in its complete and absolute discretion, without causing the Fund to have an asset coverage of less than 300% or 200%, as applicable. Lenders may require the Fund to agree to more restrictive asset coverage requirements as a condition to providing credit to the Fund. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the asset level below what is required by the 1940 Act or the Fund's loan agreements. In certain cases, this may be impossible.

The Fund's willingness to borrow money, and the amount it will borrow, will depend on many factors, the most important of which are the Manager's outlook, market conditions, and interest rates. Successful use of borrowing will depend on the ability of the Manager to analyze interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed. Additionally, the use of borrowings for investment purposes involves a high degree of risk.

The Board may modify the Fund's borrowing policies, including the percentage limitations, the purposes of borrowings, and the length of time that the Fund may hold portfolio securities with borrowed money, subject to the requirements of the 1940 Act. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders, and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

Futures and Options Transactions

The Fund intends to conduct its operations in compliance with Commodity Futures Trading Commission ("CFTC") Rule 4.5 under the Commodity Exchange Act ("CEA") in order to avoid regulation by the CFTC as a commodity pool. Pursuant to CFTC Rule 4.5, the Fund is not subject to regulation as a commodity pool so long as it is an investment company registered under the 1940 Act. AEFC, as investment manager to the Fund, has claimed an exclusion from the definition of a commodity pool operator ("CPO") and therefore is not subject to CPO registration and regulation under the CEA.

Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate cash or liquid securities in connection with its futures transactions in an amount generally equal to the entire value of the underlying security. When the Fund makes an indirect investment in an Investment Vehicle by investing in a structured note, swap or other contract intended to pay a return equal to the total return of such Investment Vehicle, such investment by the Fund may be subject to additional restrictions.

Use of Proceeds and Cash Equivalents

The net proceeds of an offering (after payment of expenses) are expected to be invested at all times in accordance with the description in this Prospectus. The Fund, without limitation, may hold cash or invest in cash equivalents for short-term investments, including: obligations of the U.S. Government, its agencies or instrumentalities or governmental agencies of other developed nations; commercial paper; and repurchase agreements, money market mutual funds (subject to the requirements of the 1940 Act), demand deposits, and certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation or other similar banks. Cash held by the Fund will generally be held in a bank selected by the Manager (but may exceed federal deposit insurance limits).

The Fund May Change Its Investment Objective, Policies, Restrictions, Strategies and Techniques

The Fund's investment objective is non-fundamental and may be changed by the Board without the vote of a majority of the Fund's outstanding voting securities, as defined in the 1940 Act. Notice will be provided to Shareholders of any such change. The Fund also may change its non-fundamental investment policies, restrictions, strategies, and techniques if the Board believes doing so is in the best interests of the Fund and its Shareholders.

Principal Risk Factors Relating to the Fund's Structure

The following are the principal risk factors that relate to the operations and structure of the Fund. The investments of the Money Managers in the Investment Vehicles are also subject to special risks. See "Principal Risk Factors of Investments Made by Money Managers."

Management Risk

The investment performance of the Fund will be substantially dependent on the services of an investment committee selected by the Manager.

The committee is not dependent on the services of any one member. In the event a member of the committee is no longer employed by the Manager and in the event the Manager is unable to find a suitable replacement, the performance of the Fund may be adversely affected. See "Management--Investment Manager" -- Investment Committee" below and in the Fund's SAI for additional information.


As noted above, American Express Company's senior management recently made the decision to move the investment team for the Fund from AEFC to American Express Bank, a subsidiary of American Express Company. The impact of this change is currently being evaluated by management and the Board. See "Important Notice--Recent Developments Affecting the Fund."


Closed-End Fund; Limited Liquidity; Shares Not Listed; Limited Repurchase
Offers

The Fund is a closed-end, non-diversified, management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. You should not invest in this Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities. The Manager believes that unique investment opportunities exist in the market for Investment Vehicles. However, these investments are often illiquid, and an open-end fund's ability to make such investments is limited. For this reason, among others, the Fund has been organized as a closed-end fund so that it can invest more than 15% of its assets in illiquid securities, such as Investment Vehicles.

The Fund does not intend to list its Shares on any national securities exchange. There is no secondary trading market for the Shares, and none is expected to develop. The Shares are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Shares will not be redeemable at the option of Shareholders and they will not be exchangeable for interests, units, or shares of any other fund. Although the Board, in its complete and absolute discretion, may cause the Fund to make repurchase offers for outstanding Shares at their net asset value, the Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end investment companies. The repurchase amount is determined by the Board in its complete and absolute discretion, and such repurchase amount may be a portion of the Fund's outstanding Shares. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date on which the repurchase is valued (the "Repurchase Valuation Date"). Further, repurchases of Shares, if any, may be suspended in the complete and absolute discretion of the Board. See "Repurchases of Shares." An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and the underlying investments of the Fund. See "Repurchases of Shares." Also, because the Shares will not be listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Manager would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Manager intends to take steps (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

The Fund expects to distribute cash to the holders of Shares that are repurchased by the Fund. Although the Fund does not generally intend to make distributions in-kind, the Fund may distribute securities as payments for repurchased Shares in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased, or that the Fund has received distributions from Investment Vehicles in the form of securities that are transferable to the Shareholders. Any such distributions will be made on the same basis to all Shareholders in connection with any particular repurchase offer. A distribution also may be made partly in cash and partly in kind. An in-kind distribution may consist of securities that are not readily marketable and may be subject to restrictions on resale, such as the Fund's investments in Investment Vehicles. In-kind distributions will be made only in limited circumstances. Many Investment Vehicle securities and securities held by Investment Vehicles are subject to significant restrictions on transfer that would prevent their transfer to Shareholders. Shareholders receiving an in-kind distribution will incur costs, including commissions, in disposing of securities that they receive, and in the case of securities that are not readily marketable, Shareholders may not be able to sell the securities except at prices lower than those at which the securities were valued by the Fund or without substantial delay.

Non-Diversified Status

The Fund is a "non-diversified" investment company. Thus, there are no limitations imposed by the 1940 Act on the percentage of the Fund's assets that may be invested in the securities of any one issuer. This may result in the Fund's investment portfolio being more susceptible to any single economic, political or regulatory occurrence than would be the case if the Fund was operated as a diversified investment company. The Fund intends to diversify its investments so that it will qualify as a "regulated investment company" under the Internal Revenue Code. See "Taxes." The Fund generally will not invest more than 10% of its assets (measured at the time of purchase) in the securities of a single Investment Vehicle.

Investment Risk

There can be no assurance that the Manager will be able to allocate the Fund's assets among the Money Managers in a manner that is beneficial to the Fund. Additionally, the profitability of a significant portion of the Fund's investment program depends to a great extent on correct assessments of the future course of the price movements of securities and other investments. There can be no assurance that Money Managers will be able to accurately predict these price movements. The securities markets have in recent years been characterized by great volatility and unpredictability. In addition to market risk, there is unpredictability as to changes in general economic conditions which may affect the profitability of the Fund's investment program. With respect to the investment strategies utilized by Money Managers, there is a significant degree of market risk. In addition, the Fund does not have direct control over the Fund's assets once they are allocated among the Money Managers.

Multiple Money Managers

The overall success of the Fund depends, among other things, on (i) the ability of the Fund to select Investment Vehicles and to allocate the assets among them, and (ii) the Money Managers' ability to be successful in their strategies. The past performance of such strategies is not necessarily indicative of their future performance. No assurance can be given that the strategy or strategies utilized by a given Money Manager will be successful under all or any market conditions. There can be no guarantee of future performance and there is no assurance that the Fund will be able to achieve its investment objective.

The extent to which the assets of the Fund may be invested in a particular Investment Vehicle is subject to applicable legal and regulatory constraints. For example, the 1940 Act imposes limits on the ability of the Fund to invest in "investment companies" (as defined in such Act).

The level of risk associated with the Fund's investments varies depending on the particular investment strategy utilized by a Money Manager. Potential investors in the Fund should consider the risks associated with the Fund's investment strategy prior to investing. The Manager and its affiliates cannot assure the Fund's success. The success of the Fund will depend upon a variety of factors, many of which are beyond their control.

The following are additional risks of the Fund's investment strategy of investing in the Investment Vehicles:

Investment Vehicles Not Registered. The Investment Vehicles generally will not be registered as investment companies under the 1940 Act and, therefore, the Fund will not be entitled to the protections of the 1940 Act with respect to the Investment Vehicles. For example, the Investment Vehicles are not required to, and may not, maintain custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Investment Vehicles have placed their assets could impair the operational capabilities or the capital position of the Investment Vehicles and may, in turn, have an adverse impact on the Fund. In addition, the Money Managers often will not be registered as investment advisers under the Advisers Act. In such cases, Money Managers will not be subject to various requirements and rules that would apply to registered investment advisers.

Investment Vehicle Securities Generally Illiquid. The securities of the Investment Vehicles in which the Fund invests or plans to invest are generally anticipated to be illiquid. Subscriptions to purchase the securities of Investment Vehicles are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Investment Vehicle securities that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Investment Vehicle securities, the Fund might obtain a less favorable price than prevailed when it decided to buy or sell. Further, the Fund may need to suspend or postpone its offering of Shares or any pending repurchase offer if, among other events, it is not able to dispose of Investment Vehicle securities in a timely manner or obtain determinations of net asset value from one or more Investment Vehicles in a timely manner.

Investment Vehicle Operations Not Transparent. The Manager is responsible for the allocation of the Fund's assets among the various Money Managers but will not have control over the day-to-day management of the underlying investments of the Fund. In this regard, the Fund will not have access to information concerning the securities positions of the Money Managers at any given point in time. Although the Manager expects to receive detailed information from each Money Manager regarding investment performance and investment strategy on a regular basis, in most cases the Manager has little or no means of independently verifying the information. A Money Manager may use proprietary investment strategies that are not fully disclosed to the Manager that may involve risks in certain market conditions that are not anticipated by the Manager. Investment Vehicles may have limited operating history and Money Managers may have limited experience managing assets.

Valuation of the Fund's Investments. As the Board and the Manager anticipate the market prices will not be readily available for most Investment Vehicles in which the Fund invests, the valuation of the Fund's investments in the Investment Vehicles ordinarily will be the value determined for each Investment Vehicle in accordance with the Investment Vehicle's valuation policies and provided to the Fund. See "Valuation."

Although the Manager will review the valuation procedures used by the Money Managers, the Manager and the Board will have little or no means of independently verifying valuations provided by the Money Managers. In calculating its net asset value, although the Fund will review all other relevant factors, the Fund will rely significantly on the values of the Investment Vehicles that are provided by the Investment Vehicles themselves. The Fund does not have information about the securities in which the Investment Vehicles invest or their current valuation. The Fund's valuation procedures, however, require the Manager to consider all relevant information available to it at the time the Fund values its portfolio. The Manager and/or the Board will consider such information, and may reasonably conclude in certain circumstances that the information provided by the Money Manager does not represent the fair value of the Fund's interest in the Investment Vehicle. Pursuant to the valuation procedures, in the absence of specific transaction activity in interests in a particular Investment Vehicle, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In the event that an Investment Vehicle does not report valuation information to the Fund on a timely basis, the Fund may suspend its offering of Shares, as well as any pending repurchase offer. Further, if deemed by the Fund to be in the best interests of Shareholders, the Fund may consider, to the extent possible, redeeming or otherwise disposing of its investment in such Investment Vehicle(s). Also, a Money Manager may face a conflict of interest in valuing an Investment Vehicle's portfolio securities because their values will affect the Money Manager's compensation. For more information on the valuation of the Fund's investments, including the valuation of its investments in Investment Vehicles, see "Valuation."

Dependence on Money Managers. The Fund will be highly dependent upon the expertise and abilities of the Money Managers who have investment discretion over the Fund's assets and, therefore, the death, incapacity or retirement of any Money Manager or his or her principals may adversely affect investment results. The Fund also can be negatively affected by adverse price movements of significant positions held by one or more of the Money Managers.

Access to, Timeliness of and Accuracy of Information from Investment Vehicles. The Fund will receive periodic reports from Investment Vehicles at the same time as any other investor in the Investment Vehicles. The Fund will request detailed information on a continuing basis from each Money Manager regarding the Money Manager's historical performance and investment strategies. However, the Manager may not always be provided with detailed information regarding all the investments made by the Money Managers because certain of this information may be considered proprietary information by the Money Manager. Additionally, information received from the Money Managers may not always be accurate or timely. This lack of access to, untimeliness of, or inaccuracy of information provided by the Money Manager may make it more difficult for the Fund to select, allocate among, and evaluate Investment Vehicles. In addition, if the Fund is unable to obtain reliable information regarding the value of one or more Investment Vehicles in a timely manner, the Fund may suspend its offering of Shares, as well as any pending repurchase offer. See "Repurchases of Shares" and "Valuation."

Inexperienced Money Managers. Although the Fund will choose Money Managers who, in the opinion of the Fund, have solid investment backgrounds and show substantial performance potential, some of these Money Managers may not have extensive track records in hedge fund management.

Risk of Early Termination of Investment Vehicles. The governing documents of the Investment Vehicles in which the Fund may invest are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of their limited partners or members, under certain circumstances, to terminate such Investment Vehicles prior to the end of their stated terms. Early termination of an Investment Vehicle may result in (i) the Fund having distributed to it a portfolio of immature or illiquid securities, or (ii) the Fund's inability to invest all of its committed capital as anticipated, either of which could have a material effect on the performance of the Fund.

Multiple Levels of Fees and Expenses. The expenses of the Fund (including the payment of its pro rata share of expenses of the Investment Vehicles in which the Fund invests) may be a higher percentage of net assets than found in other investment entities but are similar to investments of this type. The Fund will bear its pro rata share of expenses of any Investment Vehicle in which the Fund invests, including fixed fees and any incentive allocations or other performance compensation. There may be a significant portfolio turnover rate associated with the Fund's investments, particularly if the Money Managers invest on the basis of short-term market considerations. The turnover rate could involve substantial brokerage fees and commissions at the Investment Vehicle level. Moreover, such turnover rate is beyond the control of the Fund. Incentive compensation at the Investment Vehicle level may encourage investments in riskier, more speculative investments.

Duplicative Transaction Costs. Investment decisions of the Investment Vehicles are made by the Money Managers independently of each other. As a result, at any particular time, one Investment Vehicle may be purchasing securities of an issuer whose securities are being sold by another Investment Vehicle. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.

Inability to Vote or Exercise Control. The Fund may elect to hold non-voting securities in Investment Vehicles or waive the right to vote in respect of an Investment Vehicle. In such cases, the Fund will not be able to vote on matters that require the approval of the interestholders of the Investment Vehicle, including matters adverse to the Fund's interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Investment Vehicle to cause the Fund to control any Investment Vehicle. Applicable securities and banking rules and interpretations may limit the percentage of voting or non-voting securities of any Investment Vehicle that may be held by the Fund.

Inability to Invest in Investment Vehicles. In the event that the Fund is able to make investments in Investment Vehicles only at certain times, the Fund may invest any portion of its assets that is not invested in Investment Vehicles in money market securities or other liquid assets pending investment in the Investment Vehicles. During the time any portion of the Fund's assets is not invested in Investment Vehicles, that portion of the Fund's assets will not be used to pursue the Fund's investment objective. In addition, certain Money Managers with which the Fund would like to invest may not be accepting new or additional investments.

Indemnification of Investment Vehicles. The Fund may agree to indemnify certain of the Investment Vehicles and Money Managers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions. The Money Managers often have broad limitations on liability and indemnification rights.

Investment Vehicles Organized Outside of the United States. Most, if not all, of the Investment Vehicles will be organized outside of the United States. An Investment Vehicle organized outside of the United States may be subject to certain risks not present in an Investment Vehicle organized in the United States. For example, it may be more difficult for the Fund to enforce its rights offshore and the regulations applicable to those jurisdictions may be less stringent. Moreover, such non-U.S. Investment Vehicles may be subject to special risks as foreign entities or entities subject to foreign jurisdictions, including risks due to economic, political or regulatory change. In addition, there may be potential adverse tax consequences. See "Taxes."

Litigation and Enforcement Risk. A Money Manager might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation or attempt to gain control of a company. Under such circumstances, a Money Manager conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with hedge fund assets, falsely reporting hedge fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing and it is possible that hedge funds may be charged with involvement in such violations. If that were the case, the performance records of the hedge funds would be misleading. Furthermore, if an Investment Vehicle has engaged in such violations, the Investment Vehicle could be exposed to losses.

Special Risks of Plan Investments in the Fund

Federal law currently requires certain Plan Participants and certain individual owners of Individual Retirement Accounts ("IRAs"), who have reached age 701/2, to take minimum required annual distributions from the Plan. Due to the illiquidity of the Shares and the limited opportunity, if any, to have their Shares repurchased by the Fund, Plans and IRAs that invest in the Fund may be unable to make such distributions from their Shares at any given time, and may be required to satisfy such distribution requirements by liquidating other Plan or IRA investments. Plan Sponsors should determine the suitability of any initial or subsequent investment in the Fund in light of the illiquidity and possible volatility of the Shares. Any such suitability determination is the sole responsibility of each Shareholder. Accordingly, each Plan Sponsor is urged to seek competent advice regarding the suitability of an investment in the Fund to the Plan Sponsor's specific needs, before making any initial or subsequent investment in the Fund. Each Plan Sponsor should also seek competent advice periodically concerning qualified retirement plan distribution requirements. In addition, as there can be no assurance that a Plan will be able to dispose of Shares on a timely basis or at all, a Plan Sponsor may have difficulty reallocating investments among other Plan options.

Tax and Other Related Considerations

The Fund is designed for tax-exempt investors, as it is anticipated that all or substantially all of the Fund's distributions would be taxed as ordinary income to any Shareholders who would be subject to tax. It is also anticipated that the amount of such distributions in any year could exceed the net appreciation in the value of the Fund's investments in such year.

Existing income tax laws and regulations and interpretations thereof by the courts may be changed or repealed in the future, and the effect of such modifications cannot be predicted. In addition, certain prospective investors may be subject to federal and state laws, rules and regulations which may regulate their participation in the Fund or their engaging directly or indirectly through an investment in the Fund in the investment strategies of the type which the Money Managers may utilize from time to time (e.g., leverage).

Borrowing

As described above, the Fund may borrow money for the following purposes, among others: (1) to meet repurchase requests; (2) to purchase portfolio securities;
(3) for portfolio management purposes; (4) to make required distributions to Shareholders necessary to reduce and/or eliminate income or excise tax to the Fund and to otherwise maintain its status as a regulated investment company for tax purposes; (5) to pay operating expenses, including (without limitation) investment management fees; and (6) under limited circumstances, when the Manager believes attractive investment opportunities are available and sufficient cash or other liquid securities are not otherwise available or the Manager believes it would not be prudent to sell existing portfolio holdings. As a general matter, however, the Fund intends to borrow only when necessary to finance repurchases of Shares. It is anticipated that the Fund's borrowings will be on a short-term basis and will not be substantial.

To the extent that the Fund borrows money, the value of its net assets will tend to increase or decrease at a greater rate than if no borrowing occurred due to the resultant leverage. If the Fund's investments decline in value, your loss will be magnified if the Fund has borrowed money to make its investments. It is anticipated that such borrowing by the Fund will be on a short-term basis and not substantial.

If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings in a timely manner, or it may be forced to sell investments at disadvantageous times in order to repay borrowings. The Fund's performance may be adversely affected if it is not able to repay borrowings (because of the continued interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. If the Fund is forced to sell investments to repay borrowings (including borrowings incurred to finance the repurchases of Shares), the Fund's portfolio turnover rate will increase.

Indemnification Obligations of the Fund

The governing documents of the Investment Vehicles may include provisions which would require such Investment Vehicles to indemnify their general partner or investment manager (and certain other related or affiliated parties), if any, and their affiliates, and their respective directors, officers, employees, managers, partners, members, stockholders and agents, for certain claims, losses, damages and expenses arising out of their activities on behalf of such Investment Vehicles or such other related or affiliated parties. Such indemnification obligations, if applicable, could decrease the returns to investors in such Investment Vehicles and, consequently, to Shareholders in the Fund. Furthermore, to the extent that the assets of any Investment Vehicle are insufficient to satisfy such indemnification obligations, the governing documents of an Investment Vehicle may provide that, as a limited partner or a member of such Investment Vehicle, the Fund will be liable therefore to the extent of any previous distributions made to it by such Investment Vehicle. If the Fund is required to return a distribution previously received from one of the Investment Vehicles, and the Fund has already redistributed such funds to the Shareholders, the remaining Shareholders may suffer the entire loss. In addition, the Fund may be required to indemnify the Investment Vehicle and its respective general partner and manager or investment adviser, if any, and such related or affiliated parties for claims, losses, damages and expenses arising out of any breach by the Fund of representations, warranties or agreements made to or with an Investment Vehicle. Similarly, to the extent permitted by applicable law, the Fund may indemnify such Investment Vehicles' manager, members and partners, and their affiliated parties for certain claims, losses, damages and expenses arising out of their activities on behalf of the Fund.

Other Investments

The Fund's assets may be invested in short-term instruments pending investment in the Investment Vehicles. During such periods these short-term investments may produce lower returns for Shareholders than the returns earned by direct investments in Investment Vehicles and other entities for the same period, and the Fund's assets invested in short-term instruments will not be pursuing the Fund's investment objective.

Principal Risk Factors of Investments Made by Money Managers

General

This section discusses the types of investments generally made by the Investment Vehicles in which the Fund invests and the related risk factors with respect to such investments. It is possible that an Investment Vehicle will make an investment that is not described below, which would be subject to its own particular risks. Unless expressly stated otherwise herein, an investor's determination to invest in the Fund should not be based on a belief that the Investment Vehicles will not make a certain type of investment. The impact of a particular risk in an Investment Vehicle will, in turn, have a corresponding impact on the Fund.

The Fund's investment program entails substantial risks. Although the Fund will attempt to reduce risk by investing with Money Managers who are expected to have low volatility and correlations to each other, you should expect the value of the Fund's net assets to fluctuate due to the types of investments and investment strategies to be used by the Investment Vehicles. There can be no assurance that the Fund's or the Investment Vehicles' investment objectives will be achieved or that their investment programs will be successful. In particular, each Investment Vehicle's use of leverage, short sales and derivative transactions, and limited diversification can, in certain circumstances, cause the value of an Investment Vehicle's portfolio to appreciate or depreciate at a greater rate than if such techniques were not used, which, in turn, could result in significant losses to the Fund.

All securities investments are subject to the risk of loss of capital. The value of the Fund's net assets will fluctuate based on the fluctuation in the value of the Investment Vehicles in which it invests. To the extent that the portfolio of an Investment Vehicle is concentrated in securities of a single issuer or issuers in a single industry or market sector, the risk of the Fund's investment in that Investment Vehicle is increased.

The investment environment in which the Investment Vehicles invest may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity, and technological and regulatory change. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. You may experience a significant decline in the value of your investment and could lose money. You should consider the Fund a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

Short Sales

The investment program of the Money Managers may include short selling. A short sale is a transaction in which an investor sells a security it does not own but has borrowed in anticipation that the market price of that security will decline. When the investor makes a short sale of a security that it does not own, it must borrow from a broker-dealer the security sold short and deliver the security to the broker-dealer upon conclusion of the short sale. The investor may be required to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities. The investor's obligation to replace the borrowed security will be secured by collateral deposited with a broker-dealer. Depending on the arrangements the investor makes with the broker-dealer from which it borrowed the securities regarding remittance of any payments received by the investor on such security, the investor may not receive any payments (including interest) on its collateral deposited with the broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the investor replaces the borrowed security, the investor will incur a loss; conversely, if the price declines, the investor will realize a short-term capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the investor's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited. There can be no assurance that securities necessary to cover a short position will be available for purchase.

Margin Borrowing

The use of margin borrowing by Money Managers can substantially improve or impair the return on invested capital. Borrowings will usually be from securities brokers and dealers and will typically be secured by the securities and other assets held by the Investment Vehicle. During extreme adverse market conditions, losses of as much as 100% of the invested capital of the Money Manager could be sustained. Under certain circumstances, a broker-dealer may unilaterally demand an increase in the collateral that secures the particular Investment Vehicle's obligations and if the particular Investment Vehicle were unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Investment Vehicle's obligations to the broker-dealer. Liquidation in that manner could have extremely adverse consequences. In addition, the amount of the Investment Vehicle's borrowings and the interest rates on those borrowings, which will fluctuate, will have a significant effect on the Investment Vehicle's return.

Options

The Money Managers may write or purchase options. The writing or purchasing of an option runs the risk of losing the entire investment in such option or of causing significant losses to an Investment Vehicle in a relatively short period of time.

Because option premiums paid or received by an Investment Vehicle will be small in relation to the market value of the investments underlying the options, buying and selling put and call options can result in large amounts of leverage. As a result, the leverage offered by trading in options could cause an Investment Vehicle's asset value to be subject to more frequent and wider fluctuations than would be the case if the Investment Vehicle did not invest in options.

Upon the exercise of a put option written by an Investment Vehicle on securities, the Investment Vehicle may suffer a loss equal to the difference between the price at which an Investment Vehicle is required to purchase the underlying securities and their market value at the time of the option exercise, less the premium received from writing the option. Upon the exercise of a call option on securities written by an Investment Vehicle, the Investment Vehicle may suffer a loss equal to the excess of the market value of the securities at the time of the option's exercise over the Investment Vehicle's acquisition cost of the securities, less the premium received from writing the option.

No assurance can be given that a Money Manager will be able to effect closing transactions at a time when it wishes to do so. If a Money Manager cannot enter into a closing transaction, an Investment Vehicle may be required to hold securities that it might otherwise have sold, in which case it would continue to be at market risk on the securities and could have higher transaction costs, including brokerage commissions, upon the sale of securities.

Arbitrage/Correlation Risk

Money Managers may engage in various types of arbitrage. Arbitrage involves the purchase of an asset and the concurrent sale of that asset in a different market, or the sale of a related asset, in order to capture small price discrepancies between markets or related assets. Arbitrage strategies involving related assets carry the risk that the value of the related assets will not track or affect each other in the manner anticipated by the Money Manager. Arbitrage strategies generally assume the price of related assets will converge to some historic or quantitative relationship, and that price discrepancies from this relationship will disappear. In the event the price discrepancies do not disappear or widen, however, the Investment Vehicle could lose money on an arbitrage trade.

Money Managers may determine that the offer price for a security that is the subject of a tender offer is likely to be increased, either by the original bidder or by another party. In those circumstances, Money Managers may purchase securities above the offer price, thereby exposing Money Managers to an even greater degree of risk.

When such Money Managers determine that it is probable that a transaction will not be consummated, they may sell the securities of the target company short, at times significantly below the announced price for the securities in the transaction. If the transaction (or another transaction, such as a defensive merger or a friendly tender offer) is consummated at the announced price or a higher price, such Money Managers may be forced to cover the short positions in the market at a higher price than the short sale price, with a resulting loss.

The consummation of mergers, exchange offers and cash tender offers can be prevented or delayed by a variety of factors. Offers for tender or exchange offers customarily reserve the right to cancel such offers in a variety of circumstances, including an insufficient response from shareholders of the target company. Even if the defensive activities of a target company or the actions of regulatory authorities fail to defeat an acquisition, they may result in significant delays, during which a Money Manager's capital will be committed to the transaction and interest charges may be incurred on funds borrowed to finance its arbitrage activities in connection with the transaction.

Exchange offers or cash tender offers are often made for less than all of the outstanding securities of an issuer, with the provision that, if a greater number is tendered, securities will be accepted on a pro rata basis. Thus, after the completion of a tender offer, and at a time when the market price of the securities has declined below its cost, a Money Manager may have returned to it, and be forced to sell at a loss, a portion of the securities it had previously tendered.

Money Managers may make certain speculative purchases of securities. Such purchases may include securities of companies that are involved in, or which such Money Managers believe will be involved in, corporate restructurings, that they believe are undervalued because of an extraordinary event, or that are expected to undergo a change in value because of an expected occurrence. Money Managers may also make concentrated investments in securities of companies that may be or may become targets for takeovers. If those Money Managers purchase securities in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the securities, and an acquisition attempt or reorganization does not in fact occur or they are not able to so influence the issuer of the securities, those Money Managers may sell the securities at a material loss.

In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Money Managers of the security in respect of which such distribution was made.

Forward Trading

The Money Managers may invest in forward contracts and options thereon. Such contracts and options, unlike futures contracts, are not traded on exchanges and are not standardized; rather banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell.

Exchange-Traded Futures Contracts and Options on Futures Contracts

A Money Manager's use of futures contracts and options on futures contracts will present the same types of volatility and leverage risks associated with transactions in derivative instruments generally. In addition, such transactions present a number of risks which might not be associated with the purchase and sale of other types of investment products.

Prior to exercise or expiration, a futures or option position can be terminated only by entering into an offsetting transaction. This requires a liquid secondary market on the exchange on which the original position was established.

A Money Manager's ability to utilize futures or options on futures to hedge its exposure to certain positions or as a surrogate for investments in instruments or markets will depend on the degree of correlation between the value of the instrument or market being hedged, or to which exposure is sought and the value of the futures or option contract. Because the instrument underlying a futures contract or option traded by the Investment Vehicle will often be different from the instrument or market being hedged or to which exposure is sought, the correlation risk could be significant and could result in substantial losses to the Investment Vehicle. The use of futures and options involves the risk that changes in the value of the underlying instrument will not be fully reflected in the value of the futures contract or option.

Interest rate futures contracts are a type of futures contract based on a debt security or inter-bank deposit. Their values rise and fall inversely to changes in interest rates. For example, if Treasury bond yields rise, futures contracts on Treasury bonds will fall in price. There are many kinds of interest rate futures contracts, including those on Treasury bills, notes, and bonds; Government National Mortgage Association ("GNMA") mortgage-backed securities; municipal bonds; and inter-bank deposits such as Eurodollars. There are several risks in connection with the use of interest rate futures contracts. There can be no assurance that an active market will exist for the contract at any particular time. Further, there is no guarantee that the price of the fixed income securities will, in fact, correlate with the price movements in the futures contract and thus provide an offset to losses on a futures contract. If the Money Manager has hedged against the possibility of an increase in interest rates adversely affecting the value of the fixed income securities held in its portfolio and rates decrease instead, the Investment Vehicle will lose part or all of the benefit of the increased value of the securities it has hedged because it will have offsetting losses in its futures positions.

The liquidity of a secondary market in futures contracts and options on futures contracts is also subject to the risk of trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm, clearing house or exchange or other disruptions of normal trading activity.

Use of Swap Agreements

A Money Manager may use swap agreements. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary securities transactions. Interest rate swaps, for example, do not typically involve the delivery of securities, other underlying assets or principal. Accordingly, the market risk of loss with respect to an interest rate swap is often limited to the amount of interest payments that the Investment Vehicle is contractually obliged to make on a net basis. If the other party to an interest rate swap defaults, the Investment Vehicle's risk of credit loss may be the amount of interest payments that the Fund is contractually obliged to receive on a net basis. However, where swap agreements require one party's payments to be "up-front" and timed differently than the other party's payments (such as is often the case with currency swaps), the entire principal value of the swap may be subject to the risk that the other party to the swap will default on its contractual delivery obligations. If there is a default by the counterparty, the Investment Vehicle may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years, and has become relatively more liquid, with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The investment performance of the Investment Vehicle, however, may be adversely affected by the use of swaps if the Money Manager's forecasts of market values, interest rates or currency exchange rates are inaccurate.

Over-the-Counter Trading

The Money Managers may use derivative instruments. Derivative instruments that may be purchased or sold by the Money Managers are expected to regularly consist of instruments not traded on an exchange. The risk of non-performance by the obligor on such an instrument may be greater, and the ease with which the Money Manager can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between bid and asked prices for derivative instruments that are not traded on an exchange. Derivative instruments not traded on exchanges are also not subject to the same type of government regulation as exchange traded instruments, and many of the protections afforded to participants in a regulated environment may not be available in connection with such transactions.

Hedging Transactions

The Money Managers may utilize a variety of financial instruments such as derivatives, options, interest rate swaps, caps and floors and forward contracts, both for investment purposes and for risk management purposes. Hedging also involves special risks including the possible default by the other party to the transaction, illiquidity and, to the extent that the Money Manager's assessment of certain market movement is incorrect, the risk that the use of hedging could result in losses greater than if hedging had not been used. The Money Managers are subject to the risk of failure or default by the counterparty to such a transaction; however, the Money Managers will have contractual remedies pursuant to the agreements related to the transaction (which may or may not be meaningful depending on the financial position of the defaulting counterparty).

Equity Securities

The Money Managers may invest in long and short positions in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. The Money Managers also may invest directly in foreign securities or in depositary receipts relating to foreign securities. (See "Foreign Investments" below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities.

The Money Managers may invest in equity securities without restriction as to the market capitalization of issuers, including securities of companies with market capitalizations that are small compared to other publicly traded companies (including micro-cap companies). Smaller companies may have limited product lines, markets, or financial resources or may depend on a small inexperienced management group. Securities of small companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more abruptly or erratically than securities of larger companies. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse market developments than securities of larger companies. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of a company's earnings potential or assets.

Fixed-Income Securities

The Money Managers may invest in fixed-income securities. Investment in these securities may offer opportunities for income and capital appreciation and may also be used for temporary defensive purposes and to maintain liquidity.

Fixed-income securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, among other securities: bonds, notes, and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).

Foreign Investments

The Money Managers may invest in securities and other instruments of certain non-U.S. corporations and countries. Investing in the securities of companies (and governments) in certain countries (such as emerging nations or countries with less well-regulated securities markets than the U.S., the U.K. or other European Union countries) involves certain considerations not usually associated with investing in the securities of a U.S. company or the U.S. Government. These considerations include, among other things, political and economic considerations, such as greater risks of expropriation, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in a potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and the costs associated with currency conversion; certain government policies that may restrict investment opportunities; and in most cases less effective government regulation than is the case in the U.S.

Restricted and Illiquid Investments

The Money Managers may invest without limitation in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or , if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the 1933 Act.

Where registration is required to sell a security, a Money Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Money Manager may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Money Manager might obtain a less favorable price than the prevailing price when it decided to sell. Money Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Distressed Credits

The Money Managers may invest in securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and the Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims.

Legal, Tax and Regulatory Risks

Legal, tax and regulatory changes affecting the Investment Vehicles could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which an Investment Vehicle may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Investment Vehicle, the ability of the Investment Vehicle to pursue its trading strategies, and consequently the Fund's performance. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. In particular, the SEC recently adopted rules that require many hedge fund advisers to register with the SEC. While such rules may add certain benefits, the rules may pose additional risks and result in material adverse consequences to the Investment Vehicles or the Fund and/or limit potential investment strategies that would have otherwise been used by the Money Managers or the Fund in order to seek to obtain higher returns.

Limits of Risk Disclosure


The above discussion and the discussion in the Fund's SAI on various risks associated with the Fund, the Shares, and the Investment Vehicles are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and the Fund's SAI and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund's investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus. See "Important Notice--Recent Developments Affecting the Fund."


Conflicts of Interest

The Manager and its Affiliates

The Manager and its affiliates (collectively, the "Management Entities") and their officers, directors, partners, members, or employees may carry on substantial investment activities for their own accounts or may act as investment manager to other clients (including registered investment companies, private investment funds, institutions, and individual clients) now or in the future (collectively, the "Management Accounts"). The Fund has no interest in these activities. The Manager and its officers will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and such other activities. The investment objectives and strategies of the Management Accounts may differ. All investment decisions are made in accordance with the investment objectives and strategies of each Management Account. Investment decisions for the Management Accounts are made with a view to achieving their respective investment objectives and after consideration of such factors as their current holdings, the current investment views of the particular portfolio manager, availability of cash for investment, and the size of their positions generally.

Certain investments may be appropriate for more than one Management Account. When one Management Account buys or sells the same investment as another Management Account, the purchase or sale of the securities or other instrument will be allocated in accordance with procedures designed to ensure the Management Accounts are treated fairly and equitably. A Management Entity may determine that an investment opportunity in a particular Investment Vehicle is appropriate for a Management Account or for itself or its officers, directors, partners, members, or employees, but the Manager may determine that such investment opportunity is not appropriate for the Fund. Situations also may arise in which Management Entities or Management Accounts have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Management Entities and any of their respective officers, directors, partners, members, or employees may disadvantage the Fund in certain situations, if among other reasons, the investment activities limit the Fund's ability to invest in a particular Investment Vehicle or investment. In addition, the Management Entities or Management Accounts may have an interest in an account managed by, or enter into relationships with, a Money Manager or its affiliates on terms different than an interest purchased by the Fund.


Frequently, a particular investment may be bought or sold for only one or more but not all Management Accounts or in different amounts and at different times for more than one but less than all Management Accounts. A particular investment may be bought for one or more Management Accounts when one or more other Management Accounts are selling the same security. On occasion, a Management Account may purchase and sell a security simultaneously in order to profit from short-term price disparities. A Management Account may hold a security long that another Management Account has sold short or with respect to which another Management Account has entered into a similar transaction. Currently, under the Manager's procedures, a portfolio manager may not simultaneously hold long and short positions in the same or a related security or instrument for the different Management Accounts, subject to limited exceptions for certain instruments such as U.S. government securities. Orders to sell a security held long have priority over a short sale of the same security. For additional information, see "Investment Management And Other Services--Investment Committee--Potential Conflicts of Interest" in the Fund's SAI.


Money Managers

Conflicts of interest may arise from the fact that the Money Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest. The Money Managers may have financial incentives to favor certain of such accounts over the Investment Vehicles. Any of their proprietary accounts and other customer accounts may compete with the Investment Vehicles for specific trades, or may hold positions opposite to positions maintained on behalf of the Investment Vehicle. The Money Managers may give advice and recommend securities to, or buy or sell securities for, an Investment Vehicle in which the Fund's assets are invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund.

Each Money Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the relevant Investment Vehicle and accounts under management at a particular time, including, but not limited to, the following:
(i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (i.e., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ, the Investment Vehicle, and relevant accounts under management in the context of any particular investment opportunity, the investment activities of the Fund or Investment Vehicle, on the one hand, and other managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Investment Vehicle will differ from those of the other managed accounts and the Fund. Accordingly, prospective Shareholders should note that the future performance of an Investment Vehicle and its Money Manager's other accounts will vary.

When a Money Manager determines that it would be appropriate for an Investment Vehicle and one or more of its other accounts to participate in an investment opportunity at the same time, it may attempt to aggregate, place, and allocate orders on a basis that the Money Manager believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Investment Vehicle participate, or participate to the same extent as the Money Manager's other accounts, in all trades.

Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by a Money Manager for its other accounts. Such situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for an Investment Vehicle or the other accounts, thereby limiting the size of the Investment Vehicle's position; (ii) the difficulty of liquidating an investment for an Investment Vehicle or the other accounts where the market cannot absorb the sale of the combined positions; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

Each Money Manager and its principals, officers, employees, and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Vehicle. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees, and affiliates of the Money Managers that are the same, different, or made at a different time than positions taken for the Fund.

Management

The Board

The Fund's operations are managed under the direction and oversight of the Board. At least a majority of the Trustees are and will be persons who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"). See "Trustees and Officers" in the Fund's SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding election of the Trustees and Board membership.

Investment Manager

The Manager, AEFC, has overall responsibility for implementing the investment strategy of the Fund and authority to select the Money Managers with which the Fund invests.

Under the supervision of the Board and pursuant to an investment management services agreement ("Investment Management Agreement"), AEFC, 200 AXP Financial Center, Minneapolis, Minnesota 55474, serves as the Manager to the Fund. The Manager provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund pursuant to the Investment Management Agreement. The Investment Management Agreement may be terminated by the Board or by a vote of the majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

AEFC is a Delaware corporation and an investment adviser registered under the Advisers Act. AEFC is a wholly owned subsidiary of American Express Company, a financial services company headquartered in New York City. AEFC and its affiliates serve as investment advisers to other registered and/or private investment companies with similar investment programs. In addition to managing the Fund, AEFC manages all of the AXP Mutual Funds as well as investments for itself and its affiliates. For institutional clients, AEFC and its subsidiaries also provide investment management and related services such as separate account asset management, institutional trust and custody, and employee benefit plan administration, as well as investment products.


On February 1, 2005, American Express Company announced plans to pursue a spin-off of 100% of the common stock of AEFC (the Manager of the Fund) to shareholders of the American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of American Express Company. Upon completion of the transaction, AEFC will be a publicly traded company separate from American Express Company. It is anticipated that AEFC will thereafter change its name.

In connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of Fund shares. The Fund will provide further information to shareholders when its evaluation is complete.

Investment Committee

An Investment Committee for the Fund consisting of James H. Field and Samuel Perruchoud ("Investment Committee Members") is jointly and primarily responsible for the day-to-day management of the Fund. The Investment Committee Members are responsible for portfolio construction; subscription and redemption decisions relating to Investment Vehicles; position sizing and strategy allocation decisions; and research, due diligence and monitoring of Investment Vehicles. No Investment Committee Member is solely responsible for making recommendations for portfolio purchases and sales or asset allocation recommendations.

James H. Field is a Senior Hedge Fund Analyst with the Alternative Investments Group at AEAMG, (Minneapolis), an affiliate of the Fund's manager, AEFC, since 2002. Prior to joining the Alternative Investments group, Mr. Field served as National Marketing Director for American Express Portfolio Management Group for more than five years.

Samuel Perruchoud has been the CIO of the Funds of Hedge Funds for American Express since 2003 and leads a thirteen member team (the "Team") dedicated to the management of Funds of Hedge Funds. From 2000 to 2003, Mr. Perruchoud headed the American Express Bank Alternative Investments and Structured Products team.

The SAI provides additional information about each member's compensation, other account that each manage, their ownership of shares of the Fund. See "Investment Management And Other Services--Investment Committee" in the Fund's SAI.


Administrator and Sub-Administrator

Pursuant to an administrative services agreement (the "Administration Agreement"), the Manager also provides administrative services to the Fund. The Manager or its delegate provides valuation, corporate secretarial, and registrar services to the Fund. The Manager or its delegate also provides services in connection with communicating with investors and other persons with respect to the Fund. The Administration Agreement may be terminated at any time without penalty by either the Manager or the Fund upon 60 days' notice. The Administration Agreement contains limitations on liabilities and indemnities in favor of the Manager with respect to its performance thereunder, generally in the absence of its willful misfeasance, bad faith, or negligence.


In accordance with the terms of the Administration Agreement and with the approval of the Fund's Board, the Manager engaged BISYS Fund Services Ohio, Inc. ("BISYS"), whose principal business address is 3435 Stelzer Road, Columbus, OH 43219, to serve as the Fund's sub-administrator pursuant to a transfer agency and sub-administration agreement between BISYS and the Manager ("Transfer Agency and Sub-Administration Agreement"). Under the Transfer Agency and Sub-Administration Agreement, BISYS provides, among other things, administrative, accounting, and investor services to the

Fund.

Custodian

Huntington National Bank ("Custodian"), whose principal business address is 41 South High Street, Columbus, Ohio 43215, serves as the custodian of the Fund's assets pursuant to a custody agreement with the Fund, under which the Custodian maintains a separate account in the name of the Fund, holds and transfers portfolio securities on account of the Fund, accepts receipts and makes disbursements of money on behalf of the Fund, collects and receives all income and other payments and distributions on account of the Fund's securities, maintains the Fund's subscription agreements from investments made in the Investment Vehicles, and makes periodic reports to the Board concerning the Fund's operations. The Custodian is an affiliate of BISYS, the Fund's sub-administrator and transfer agent.

Transfer Agent


BISYS (BISYS Fund Services Ohio, Inc.) also serves as transfer and shareholder servicing agent pursuant to the Transfer Agency and Sub-Administration Agreement. Pursuant to the terms of the Transfer Agency and Sub-Administration Agreement, BISYS issues and provides for repurchases of Shares, addresses and mails all communications by the Fund to its record owners, including shareholder reports, distribution notices and proxy materials for any shareholder meetings, maintains shareholder accounts, responds to correspondence from shareholders, and makes periodic reports to the Board concerning the operations of the Fund.


Fees and Expenses

Investment Management Fee

The Fund pays the Manager an investment management fee, payable monthly in arrears, at an annual rate of 1.25% of the Fund's month-end net assets, including assets attributable to the Manager and before giving effect to any repurchases of Shares by the Fund. The investment management fee is an expense out of the Fund's net assets. Net assets means the total value of all assets under management of the Fund, less all accrued debts, liabilities and obligations of the Fund calculated before giving effect to any repurchases of Shares on the date of calculation.

The Fund also pays its proportionate share of the management fees of Money Managers with which it invests. Such management fees are based upon a percentage of assets under management with respect to each Money Manager and generally can range from a low of one-half percent (0.5%) to a high of three percent (3.0%) per annum, but can be more. These fees are payable regardless of whether a Money Manager generates a positive return. The Money Managers may also receive performance allocations based upon the performance of assets under their management. Such performance allocations generally range from a low of fifteen percent (15%) and to a high of twenty five percent (25%) per annum, and are generally subject to a "high-water mark" which limits future performance allocations to the amount by which asset performance exceeds prior performance levels achieved.

Administration Fee

The Manager receives an administration fee, payable monthly in arrears by the Fund, at an annual rate equal to 0.25% of the Fund's month-end net assets, including assets attributable to the Manager and before giving effect to any repurchases of Shares by the Fund. The Manager, in turn, provides or procures administrative services for the Fund and Shareholders. A portion of the administration fee and related expense reimbursements may also be shared with other persons or entities pursuant to a separate agreement.

Distribution Expenses


As noted above, the Fund has suspended investor purchases of Fund Shares. . See "Important Notice--Recent Developments Affecting the Fund." Prior to such suspension, Shares of the Fund have been offered through the Distributor and broker-dealers that have entered into a selling agreement with the Distributor ("Selling Broker-Dealers"). In any subsequent offering, Shares also may be purchased by Eligible Investors through an investment adviser, broker-dealer, or other financial intermediary who has discretionary authority over client assets for which the investment adviser, broker-dealer or financial intermediary receives compensation for advisory services, executing transactions in Fund shares, or other services performed on the client's behalf ("Service Agents"). The Distributor may reallow to Selling Broker-Dealers participating in the offering up to the full applicable initial sales charge of 3.0%, which is the maximum aggregate compensation that a Selling-Broker Dealer may receive on the sale of Shares pursuant to an offering. The Manager or its affiliates pay or cause to be paid all of the Fund's expenses incurred in the Fund's monthly offerings.


Service Agents may impose additional or different conditions than the Fund on purchases, repurchases or exchanges of Fund shares by their clients. Service Agents also may independently establish and charge their clients transaction fees, advisory fees, and account fees or other amounts in connection with purchases, sales and repurchases of Fund shares in addition to any fees charged by the Fund. Shareholders who invest in the Fund through a Service Agent, typically an individual investing in the Fund through an IRA or other tax-qualified vehicle, will pay fees in excess of those paid by an investor who purchases

Shares through the Distributor, typically an institution investing through a pension plan or other tax-qualified vehicle. These additional fees may vary over time and would increase the cost of the client's investment and lower investment returns. Service Agents are responsible for transmitting to their clients a schedule of any such fees and information regarding any additional or different conditions regarding purchases, repurchases and exchanges. Shareholders who are clients of a Service Agent should consult the Service Agent for information regarding these fees and conditions. The Distributor or its affiliates may pay from their own resources additional compensation to Selling Broker-Dealers and Service Agents in connection with the sale and distribution of the Shares or for providing other investor services. The Distributor or its affiliates also may pay from their own resources additional compensation to Selling Broker-Dealers or Service Agents in connection with the sale and distribution of Shares or servicing of investors. Such payments may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Fund instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

Expense Limitation Agreement and Other Expenses of the Fund

Pursuant to an expense limitation agreement ("Expense Limitation Agreement"), the Manager has contractually agreed to waive investment management or administration fees and/or reimburse the Fund's other expenses ("Other Expenses"), except as noted below, to the extent that Other Expenses cause the Fund's annualized expenses to exceed 1.50% for the period ending on July 31, 2006.

Under the Expense Limitation Agreement, Other Expenses include, but are not limited to: brokerage commissions; interest and fees on any borrowings by the Fund; fees and expenses in connection with repurchase offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); expenses of printing and filing reports and other documents with government agencies; expenses of printing and distributing prospectuses, reports, notices and proxy material to Shareholders; expenses of shareholder meetings; shareholder recordkeeping and shareholder accounting services, fees, and disbursements; in connection with Board meetings, fees and expenses of the Trustees that the Manager, the Distributor or their affiliates do not employ; and expenses that are capitalized in accordance with generally accepted accounting principles. All organizational and offering expenses were voluntarily borne by the Manager. The Fund will pay and will not be reimbursed for extraordinary or non-recurring expenses, including, for example, costs of litigation and indemnification expenses.

The Expense Limitation Agreement will automatically renew for one-year terms and may be terminated by the Manager or the Fund upon thirty (30) days' prior written notice to the other party.

The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

Control Persons

IDS Life Insurance Company ("IDS Life"), an affiliate of the Manager, provided the Fund's initial capital. As of May 31, 2005 (based on the Fund's net asset value as of April 30, 2005), Shares held by IDS Life constitute 61.67% of the Fund's outstanding shares. By virtue of its ownership of more than 25% of the Fund's outstanding shares, IDS Life may be deemed to control the Fund and may be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote (depending on the value of shares then held by other Shareholders).

As of May 31, 2005 (based on the Fund's net asset value as of April 30, 2005), IDS Life was the only person owning of record or beneficially 5% or more of the Fund's outstanding shares.

Shares of Beneficial Interest

The Fund is authorized to issue an unlimited number of Shares.

Shares that are purchased through a retail financial advisor or agent of the Distributor or a Selling Broker-Dealer ("Retail Investors") are subject to an initial sales charge as described in "Purchases of Shares," but are not subject to a contingent deferred sales charge ("CDSC"). Such purchases by Retail Investors are subject to a minimum initial investment of $25,000 and a minimum subsequent investment of $10,000, in each case excluding any applicable sales charges. Shares that are purchased through the institutional marketing channel of the Distributor or a Selling Broker-Dealer ("Institutional Investors") are not subject to an initial sales charge or CDSC and have a minimum initial investment of $1.5 million and a minimum subsequent investment of $100,000.

Shareholders do not have preemptive, subscription, or conversion rights, and are not liable for further calls or assessments. The Board is authorized to classify and reclassify any unissued Shares from time to time by setting or changing the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchases of such Shares. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form and Shares may be purchased only through the Distributor or Selling Broker-Dealers.

Each Share, and each fraction thereof, is entitled to proportionate rights and obligations, including with respect to receipt of dividends and distributions, repurchases of Shares, and termination of the Fund. With respect to voting, however, each dollar of net asset value shall be entitled to one vote as to any matter. The Fund does not intend to hold annual meetings of Shareholders, except when required by applicable law and regulation. Special meetings may be called by the Board or the President of the Fund. Shareholders may call for a special meeting for any purpose deemed necessary or desirable upon the written request of at least a majority of the outstanding Shares entitled to vote.

In general, unless otherwise required by applicable law, any action requiring a vote of Shareholders shall be effective if taken or authorized by the affirmative vote of a majority of the Shares entitled to be cast of the requisite quorum of thirty-three and one-third percent (331/3%). Any change in the Fund's fundamental policies requires approval of a majority of the votes entitled to be cast in person or by proxy, as defined in the 1940 Act and as noted herein. Shareholders must also approve any amendment to the Fund's Declaration of Trust or Bylaws that would result in a change in their voting rights. Some of the foregoing could have the effect of delaying, deferring, or preventing changes in control of the Fund.

Under the Fund's Declaration of Trust, the Board has the power, without Shareholder approval, unless otherwise required by applicable law, to cause, among other things, the Fund to merge or consolidate with another entity, to reorganize the Fund as another kind of entity, and to liquidate the Fund. The Declaration of Trust also permits the Board to convert the Fund in the future into a master or feeder fund in a master-feeder fund structure without Shareholder approval. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Fund, after payment of all of the liabilities of the Fund, the Shareholders are entitled to share ratably in all the remaining assets of the Fund.

Purchases of Shares


Offering of Shares

American Express Financial Advisors Inc., the Distributor, 200 AXP Financial Center, Minneapolis, Minnesota 55474, is the principal distributor of the Shares pursuant to a Distribution Agreement with the Fund.

As noted above, the Fund recently suspended investor purchases of Fund Shares. See "Important Notice--Recent Developments Affecting the Fund." Prior to the suspension, the Distributor and Selling Broker-Dealers have offered Shares each month at the Fund's net asset value, plus any applicable sales charge, as described below. The sales charge is added to each prospective investor's purchase amount, and does not constitute part of a Shareholder's initial investment in the Fund or part of the assets of the Fund.


Except as otherwise noted below, investments of less than $100,000 may be subject to an initial sales charge of 3.0%, investments of $100,000 or more and less than $500,000 may be subject to an initial sales charge of 2.0%, and investments of $500,000 or more and less than $1,500,000 may be subject to an initial sales charge of 1.0%, in each case computed as a percentage of the subscription amount. Investments of $1,500,000 or more are not subject to a sales charge.

Under a right of accumulation offered by the Distributor, the amount of each additional investment in the Fund by an investor will be aggregated with the amount of the investor's initial investment and any other additional investments by the investor in determining the applicable initial sales charge at the time of subsequent purchases. In addition, no sales charge will be charged to certain types of investors. See "Waiver of Sales Charge and/or Minimum Investment Requirements." To be eligible to receive a waiver of the sales charge, an investor must advise the Distributor or Selling Broker-Dealer when making an investment. The Distributor may reallow to a Selling Broker-Dealer participating in the offering up to the full applicable initial sales charge of 3.0%, which is the maximum aggregate compensation that a Selling-Broker Dealer may receive on sales of Shares pursuant to an offering. In addition, the Distributor (or its affiliate) may pay from its own resources additional compensation, either at the time of sale or on an ongoing basis, to selling Brokers-Dealers with respect to Shares sold by such brokers and dealers.

Both initial and additional purchases of Shares in the Fund may be accepted from investors at such times as the Board may determine on the terms set forth below.


The Board may, in its discretion, suspend the offering of Shares at any time or permit purchases on a more frequent basis. and in this regard the Fund recently suspended the monthly offering of Shares. See "Important Notice--Recent Developments Affecting the Fund." Further, if the Fund is unable to obtain reliable information regarding the value of one or more Investment Vehicles in a timely manner, the Fund may suspend its offering of Shares. Prior to the suspension of sales purchases generally have been accepted monthly, and Shares are offered at their net asset value per Share next determined after receipt of cleared funds, plus any applicable initial sales charge. See "Valuation."

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable with respect to Institutional Investors via wire and with respect to Retail Investors via wire transfer, check or cash paid into a brokerage sweep vehicle. The funds must be cleared four business days prior to the investment date. Each initial or subsequent purchase of Shares will be payable in one installment and will be due prior to acceptance of purchases, although the Fund may accept, in its discretion, purchases prior to the receipt of cleared funds. Shares may be purchased only from the Distributor or Selling Broker-Dealers. An offering, if commenced, may be discontinued at any time. The Fund will have the sole right to accept orders to purchase and reserves the right to reject, in whole or in part, any purchase of Shares in the Fund.

Pending investment in the Fund, the proceeds of an offering will be placed (1) with respect to an Institutional Investor, in an interest-bearing escrow account provided and maintained by Huntington National Bank, as escrow agent, for the benefit of the institutional investor, or (2) with respect to an individual investor, in an interest-bearing cash account held for the benefit of the investor by his or her financial intermediary, pending the closing of such offering. After the closing of an offering (1) with respect to an institutional investor, the balance in the institutional investor's escrow account, including any interest earned, will be invested pursuant to the Fund's investment policies, and (2) with respect to an individual investor, any interest earned in the individual investor's cash account will be paid to the individual investor, and the remainder in the cash account will be invested pursuant to the Fund's investment policies.

Methods for Purchasing Shares

To make an investment in the Fund, contact your financial advisor or broker-dealer. Accounts may be opened only through the Distributor or Selling Broker-Dealers. Cash, checks, travelers checks, third party checks, or money orders will not be accepted. Shares are not available in certificated form.

Please note that your financial advisor or broker-dealer may establish higher minimum investment requirements than the Fund, and may independently charge you transaction fees and additional amounts (which may vary) in return for its services, in addition to receiving a portion of the initial sales charge, which will reduce your return.

Purchase orders for Shares are subject to the receipt of cleared funds four business days prior to the closing date, subject to waiver. Before an investor may invest in the Fund, the Distributor will require an investor certification containing the representations in the Appendix to this Prospectus from the investor that it is an Eligible Investor. An investor's certification must be received four business days prior to the closing date (subject to waiver) and accepted by the Distributor, along with its payment, before the investor's order will be accepted. If the investor's purchase order is rejected, no monies submitted by the investor will be transferred into the Fund and the investor, or the investor's delegate, will be notified.

Waiver of Initial Sales Charge and/or Minimum Investment Requirements

The Distributor may, at its discretion, waive initial sales charges and minimum investment requirements for the purchase of Shares of the Fund by or on behalf of: (i) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor or the Manager and any affiliates of the Distributor or the Manager; (ii) Trustees and retired Trustees of the Fund (including spouses and children of Trustees and retired Trustees) and any affiliates thereof; (iii) investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients and that charge a fee for their services; (iv) clients of such investment advisers or financial planners described in (iii) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; or (v) orders placed on behalf of other investment companies that the Distributor, the Manager, or an affiliated company distributes. In addition, the Distributor will waive any sales charges necessary to comply with applicable regulatory requirements. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, Shareholders must, at the time of purchase, give the Distributor sufficient information to permit confirmation of qualification. Notwithstanding any waiver, investors remain subject to the eligibility requirements set forth in this Prospectus.

Eligibility

Shares of the Fund may only be purchased by tax-exempt investors who are Eligible Investors. Each investor will be required to certify that the Shares purchased are being acquired directly or indirectly by an Eligible Investor. An Eligible Investor in the Fund includes, among other investors: (i) an individual accountholder (including an individual owner investing through an IRA or other vehicle exempt from federal taxation ("tax-qualified vehicle")) who has a net worth (or joint net worth with the investor's spouse) immediately prior to the time of purchase in excess of $1 million; (ii) an individual accountholder (including an individual owner investing through an IRA or other tax-qualified vehicle) who had income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year; (iii) a plan or other tax-exempt vehicle established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of employees, if such plan or vehicle has total assets in excess of $5 million; or (iv) an employee benefit plan within the meaning of ERISA, if the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has assets in excess of $5 million. Other categories of Eligible Investors applicable to companies and other investors are set forth in the investor certification that each investor must sign in order to invest in the Fund, and are specified in the Appendix to this Prospectus.


The Fund is designed for, and in any offering, will be offered only to tax-exempt investors, including Plans, other tax-exempt institutional investors and accounts, IRAs, and such other tax-exempt Eligible Investors as the Manager in its discretion may permit from time to time. Plan Participants should contact the Plan Administrator or the Plan Sponsor for information about the Plan.


Before an investor may invest in the Fund, the Distributor will require an investor certification containing the representations in the Appendix to this Prospectus from the investor that it is an Eligible Investor. An investor's certification must be received and accepted by the Distributor, along with its payment, before the investor's order will be accepted. If the investor's purchase order is rejected, no monies submitted by the investor will be transferred into the Fund and the investor, or the investor's delegate, will be notified. Existing Shareholders who are purchasing additional Shares will be required to meet the Fund's eligibility criteria at the time of each additional purchase. The transfer of Shares to a person who is not eligible to invest in the Fund may be deemed void by the Board, or the Board may in its discretion cause a mandatory redemption of such Shares. See "Transfers of Shares."

Repurchases of Shares

No Right of Redemption

No Shareholder will have the right to require the Fund to redeem its Shares. No public market exists for the Shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Board, from time to time and in its complete and absolute discretion, may determine to cause the Fund to offer to repurchase Shares from Shareholders, including the Manager, pursuant to written requests by Shareholders. The repurchase amount is determined by the Board in its complete and absolute discretion, and such repurchase amount may be a portion of the Fund's outstanding Shares. The Fund also may suspend any repurchase offer if, among other events (described more fully below), the Fund is unable to obtain reliable information regarding the value of one or more Investment Vehicles in a timely manner.


In determining whether the Fund should offer to repurchase Shares from Shareholders pursuant to written requests, the Board will consider, among other things, the recommendation of the Manager. The Manager expects that it will recommend to the Board that the Fund offer to repurchase Shares from Shareholders on a quarterly basis, as of the last business day of March, June, September and December subject to consideration of various factors. See "Important Notice--Recent Developments Affecting the Fund." In addition, in considering the Manager's recommendation, the Board also will consider the following factors, among others, in making such determination:


o    whether any Shareholders have requested that the Fund repurchase Shares;

o    the liquidity of the Fund's assets;

o    the investment plans and working capital requirements of the Fund;

o    the relative economies of scale with respect to the size of the Fund;

o    the history of the Fund in repurchasing Shares;

o    the economic condition of the securities markets; and

o the anticipated tax consequences of any proposed repurchases of Shares (See "Taxes" for a discussion of the tax consequence associated with repurchases of Shares).

The Board may consider dissolving the Fund if the Fund has received a valid written request from a Shareholder to tender all of the Shareholder's Shares for repurchase by the Fund and the Shareholder has not been given an opportunity to so tender those Shares within a period of two years after the valid request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Shareholder who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

The Fund will offer to repurchase Shares pursuant to written requests only on terms that the Board determines to be fair to the Fund and Shareholders. When the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund (the "Repurchase Request Deadline"), and contains other information

Shareholders should consider in deciding whether and how to participate in the repurchase opportunity. The Repurchase Request Deadline will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer and the Repurchase Request Deadline may be extended by the Board in its absolute discretion. The Fund will not accept any repurchase request received by it or its designated agent after the Repurchase Request Deadline.

Payment by the Fund upon repurchase of Shares will be made in part or in whole in cash or securities of equivalent value. The Fund does not expect to distribute securities as payment for repurchased Shares except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased, or that the Fund has received distributions from Investment Vehicles in the form of securities that are transferable to the Shareholders. The amount due to any Shareholder whose Shares are repurchased will be equal to the net asset value per Share as of the Repurchase Valuation Date (less any applicable early repurchase fee). The repurchase valuation date is the last business day of the quarter in which the Repurchase Request Deadline occurs, which will be approximately 40 days after the Repurchase Request Deadline ("Repurchase Valuation Date"). Shareholders whose Shares are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Repurchase Valuation Date. Payment by the Fund for Shares accepted by the Fund for repurchase shall be made within 30 days of the Repurchase Valuation Date.

Under these procedures, Shareholders will have to decide whether to request that the Fund repurchase their Shares, without the benefit of having current information regarding the value of Shares on a date proximate to the Repurchase Valuation Date. In addition, there will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. As noted above, Shareholders whose Shares are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Repurchase Valuation Date. This period of time is intended, in part, to assist the Fund in paying the amount due to Shareholders on the Payment Date. The Fund's schedule with respect to repurchases of Shares is based on operational considerations and various factors relating to the best interests of Shareholders, including, but not limited to, the intent that the Fund pay Shareholders their repurchase proceeds, to the extent practicable, based on redemption proceeds received by the Fund from Investment Vehicles and to minimize the need for the Fund to maintain cash or borrow money to meet repurchase requests. Payments for repurchased Shares may be further delayed under circumstances where the Fund has determined to redeem its shares in Investment Vehicles to make such payments, but has experienced unusual delays in receiving payments from the Investment Vehicles. See "Valuation."

The Fund may suspend or postpone a repurchase offer under certain circumstances, in the complete and absolute discretion of the Board, by a vote of a majority of the Board, including a majority of the Independent Trustees. These circumstances may include, among others, the following:

o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

o for any period during which the New York Stock Exchange or any other market in which the securities owned by an Investment Vehicle are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

o for any period when it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets, and, including, but not limited to, during periods when the inability to determine the value of the Fund's net assets is due to the inability of the Fund to obtain reliable information regarding the value of one or more Investment Vehicles;

o    for any other periods that the SEC permits by order or otherwise; or

o other unusual circumstances as the Board deems advisable to the Fund and its Shareholders.

If the Fund suspends or postpones a repurchase offer, Shareholders will be notified promptly of such suspension and will be permitted to withdraw their tendered Shares within a specified period following notice of the suspension or postponement.

If Shareholders request that the Fund repurchase a greater number of Shares than the repurchase offer amount as of the Repurchase Request Deadline, the Fund may, as determined by the Board in its complete and absolute discretion, repurchase an additional number of Shares not to exceed 2% of the Shares outstanding on the Repurchase Request Deadline. If the Board determines not to repurchase more than the repurchase offer amount or if Shareholders request that the Fund repurchase Shares in an amount exceeding the repurchase offer amount, plus 2% of the Shares outstanding on the Repurchase Request Deadline, the Fund shall repurchase the Shares pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the number of Shares requested by each Shareholder to be repurchased as of the Repurchase Request Deadline.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Vehicles earlier than the Manager otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Manager intends to take measures to attempt to avoid or minimize such potential losses and turnover. The Fund may maintain cash or borrow money to meet repurchase requests, which would impact the ability of the Fund to achieve its investment objective, and, if the Fund's Expense Limitation Agreement is not renewed or is otherwise terminated, increase the Fund's operating expenses.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund's repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of these repurchase procedures is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Funds' compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

An early repurchase fee equal to 1.00% of the value of the Shares repurchased by the Fund will apply if the applicable Repurchase Valuation Date is within one year following the date of a Shareholder's initial investment in the Fund. If applicable, the early repurchase fee will be deducted before payment of the proceeds of a repurchase. Additionally, the Fund may allocate to Shareholders whose Shares are repurchased withdrawal or similar charges imposed by Investment Vehicles if the Manager determines to withdraw from one or more Investment Vehicles as a result of Shareholder repurchase requests and such charges are imposed on the Fund.

A Shareholder who tenders some but not all of the Shareholder's Shares for repurchase will be required to maintain a minimum account balance of $25,000 for Retail Investors, or $1.5 million for Institutional Investors, subject to the discretion of the Manager to allow lower minimum balances. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required minimum account balance is maintained, or in the alternative, to allow lower minimum balances.

Mandatory Redemptions of Shares

The Fund may cause a mandatory redemption of Shares of a Shareholder or any person acquiring Shares from or through a Shareholder if the Board or the Manager determines or has reason to believe that, among other things:

o one or more Shares have been transferred, or the Shares have vested in any person, by operation of law as a result of the death, dissolution, bankruptcy, or incompetency of a Shareholder;

o ownership of Shares by such Shareholder or other person will cause the Fund to be in violation of, or subject the Fund or the Manager to additional registration or regulation under the securities, commodities, or other laws of the United States or any other relevant jurisdiction;

o continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Manager, or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences;

o any representation or warranty made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

o it would be in the best interests of the Fund, as determined by the Board, for the Fund to cause a mandatory redemption of such Shares.

Shareholders whose Shares are repurchased by the Fund will not be entitled to a return of any amount of the initial sales charge that was charged in connection with the Shareholders' purchase of the Shares.

Transfers of Shares

Shares may be transferred only to persons who are eligible to invest in the Fund. See "Eligibility." The transfer of Shares to a person who is not eligible to invest in the Fund may be deemed void by the Board, or the Board in its discretion may cause a mandatory redemption of such Shares. See "Repurchases of Shares -- Mandatory Redemptions." Similar to any disposition of Shares in the Fund, there may be adverse tax consequences to a Shareholder as a result of a mandatory redemption. A Shareholder may not transfer any amount that would cause the Shareholder's investment in the Fund to total less than $25,000 for Retail Investors, or $1.5 million for Institutional Investors.

Distribution Policy

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Vehicles in whose securities the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is anticipated that any gains or appreciation in the Fund's investments will be treated as ordinary income. Such amounts will generally be distributed at least annually and such distributions would be taxed as ordinary income dividends to Shareholders that are subject to tax.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to Shareholders at least annually. The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

Automatic Dividend Reinvestment Plan (DRIP)

Pursuant to the DRIP, Shareholders are presumed to have elected to have all income dividends and capital gains distributions automatically reinvested in Shares. Shareholders who affirmatively choose not to participate in the DRIP will receive all income dividends and/or capital gains distributions in cash.

Each Shareholder whose Shares are registered in his or her own name will automatically be a participant under the DRIP, unless such Shareholder specifically elects to receive all dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change his or her election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a Service Agent or other nominee must contact the Service Agent or other nominee regarding his or her status under the DRIP, including whether such Service Agent or other nominee will participate on such Shareholder's behalf.

A Shareholder may elect to:

o    reinvest both dividends and capital gain distributions;

o    receive dividends in cash and reinvest capital gain distributions; or

o    receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their net asset value determined on the next valuation date following the ex-dividend date. There is no sales charge or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time.

For more information about the DRIP, Retail Investors should contact their American Express Financial Advisor. Institutional Investors should contact their dedicated American Express Alternative Investments marketing representative.

Brokerage

It is the policy of the Fund to obtain the best results in connection with executing its portfolio transactions taking into account certain factors as set forth below. The Manager is not expected to execute trades in individual securities for the Fund, and investments in Investment Vehicles will generally be made directly with an Investment Vehicle or its transfer agents. However, the Manager expects that some of the Fund's portfolio transactions may be subject to expenses.

The Fund contemplates that, consistent with the policy of obtaining the best net result, brokerage transactions of the Fund may be conducted through affiliates of the Manager. The Board has adopted procedures in conformity with Section 17(e) of the 1940 Act to ensure that all brokerage commissions paid to affiliates are fair and reasonable. As discussed below, the Investment Vehicles may also conduct brokerage transactions through affiliates of the Manager. Transactions for the Fund will not be effected on a principal basis with the Manager, the Distributor, any of their affiliates, or other affiliates of the Fund (unless permitted under the 1940 Act). However, such entities may effect brokerage transactions for the Fund. These transactions would be effected in accordance with procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and rules and regulations promulgated thereunder. Among other things,
Section 17(e) and those procedures provide that, when acting as broker for the Fund in connection with the sale of securities to or by the Fund, the Manager, the Distributor, or their affiliates may receive compensation not exceeding: (i) the usual and customary broker's commission for transactions effected on a national securities exchange; (ii) 2.0% of the sales price for secondary distributions of securities; and (iii) 1.0% of the sales price for other purchases or sales. Brokerage transactions effected by the Investment Vehicles with the Manager, the Distributor, or any of their affiliates will not be subject to the limitations imposed by Section 17(e) of the 1940 Act.

The Fund will bear any commissions or spreads in connection with its portfolio transactions. In placing orders, it is the policy of the Fund to obtain the best results taking into account the broker-dealer's general execution and operational facilities, the type of transaction involved, and other factors such as the broker-dealer's risk in positioning the securities involved. While the Manager generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In executing portfolio transactions and selecting brokers or dealers, the Manager seeks to obtain the best overall terms available for the Fund. In assessing the best overall terms available for any transaction, the Manager considers factors deemed relevant, including the breadth of the market in the security; the price of the security; the size and difficulty of the order; the reliability, integrity, financial soundness and general operation and execution capabilities of the broker; the broker's expertise in particular markets; and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The overall reasonableness of brokerage commissions paid is evaluated by the Manager based upon its knowledge of available information as to the general level of commission paid by other institutional investors for comparable services. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, however, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Money Managers will incur transaction expenses in the management of their Investment Vehicles' portfolios, which will decrease the value of the Fund's investment in those Investment Vehicles. In view of the fact that the investment program of certain of the Money Managers may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Investment Vehicles may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Money Managers may not be transparent to the Fund. Each Money Manager is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Manager will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Money Managers. The Manager expects that each Money Manager will generally select broker-dealers to effect transactions on the Investment Vehicle's behalf substantially in the manner set forth below.

Each Money Manager generally will seek reasonably competitive commission rates. However, Money Managers will not necessarily pay the lowest commission available on each transaction and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund. Investment Vehicles may not be subject to the same regulatory restrictions on principal and agency transactions. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Investment Vehicles.

As with the Fund, Investment Vehicles may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

Valuation

The Fund will compute the net asset value as of the last business day of each month. In determining its net asset value, the Fund will value its investments as of such month-end. The net asset value per share is determined by dividing the total value of the Fund's portfolio investments and other assets, less any liabilities, by the total number of shares outstanding. Expenses of the Fund, including the Manager's investment management and administrative fees, costs of any borrowings and other expenses are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

The Board has approved procedures pursuant to which the Fund will value its investments in Investment Vehicles at fair value. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Vehicle in accordance with the Investment Vehicle's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Vehicle will represent the amount that the Fund could reasonably expect to receive from an Investment Vehicle if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Fund's valuation date. See "Purchases of Shares" and "Repurchases of Shares."

Prior to investing in any Investment Vehicle, the Manager will conduct a due diligence review of the valuation methodology utilized by the Investment Vehicle, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Manager reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board provide that the Manager will review the valuations provided by the Money Managers, neither the Manager nor the Board will be able to confirm independently the accuracy of valuations provided by such Money Managers (which are unaudited).

The Fund's valuation procedures require the Manager to consider all relevant information available at the time the Fund values its portfolio. The Manager and/or the Board will consider such information, and may conclude in certain circumstances that the information provided by the Money Manager does not represent the fair value of the Fund's interests in the Investment Vehicle. Although redemptions of interests in Investment Vehicles are subject to advance notice requirements, Investment Vehicles will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Vehicle would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Vehicle's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Investment Vehicle, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Vehicle. In other cases, as when an Investment Vehicle imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Vehicle interests, the Fund may determine that it is appropriate to apply a discount to the net asset value of the Investment Vehicle. In certain limited circumstances, the Fund also may apply a premium where the Board determines, in light of all relevant circumstances, that the net asset value provided by a particular Investment Vehicle is lower than its current net asset value. Any such decision regarding a discount or premium would be made in good faith, and subject to the review and supervision of the Board. The Board members, including the Independent Trustees, have been advised of their duties with respect to valuation, including approval and review of the Fund's valuation procedures and review of valuation reports from the valuation committee.

The valuations reported by the Money Managers, upon which the Fund calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Vehicles are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Money Managers or revisions to net asset value of an Investment Vehicle adversely affect the Fund's net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The procedures approved by the Board provide that, where deemed appropriate by the Manager and consistent with the 1940 Act, investments in Investment Vehicles may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund's investment will be revalued in a manner that the Manager, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Manager are fair to the Fund and consistent with applicable regulatory guidelines.

To the extent the Manager invests the assets of the Fund in securities or other instruments that are not investments in Investment Vehicles, the Fund will generally value such assets as described below. Securities traded (1) on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last sales price, and (2) on the Nasdaq Stock Market will be valued at the Nasdaq Official Closing Price ("NOCP"), at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on the Nasdaq Stock Market for which the NOCP is not available will be valued at the mean between the closing bid and asked prices in this market. Short-term debt securities maturing more than 60 days from the valuation date are valued at the readily available market price or approximate market value based on current interest rates. Short-term debt securities maturing in 60 days or less that originally had maturities of more than 60 days at acquisition date are valued at amortized cost using the market value on the 61st day before maturity. Short-term debt securities maturing in 60 days or less at acquisition date are valued at amortized cost. Amortized cost is an approximation of market value determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date. Securities traded on a foreign securities exchange will generally be valued at their closing prices on the exchange where such securities are primarily traded and translated into U.S. dollars at the current exchange rate. If an event occurs between the close of the foreign exchange and the computation of the Fund's net asset value that would materially affect the value of the security, the value of such a security will be its fair value. Except as specified above, the value of a security, derivative, or synthetic security that is not actively traded on an exchange shall be determined by an unaffiliated pricing service that may use actual trade data or procedures using market indices, matrices, yield curves, specific trading characteristics of certain groups of securities, pricing models, or combinations of these. The Manager will monitor a value assigned to each security by a pricing service to determine if it believes the value assigned to a security is correct. If the Manager believes that the value received from the pricing service is incorrect, then the value of the security will be its fair value as determined in accordance with the Fund's valuation procedures.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Manager and/or the Board will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The Manager or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Manager or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration. The Manager may face a conflict of interest in valuing the Fund's investments in Investment Vehicles because their values will affect the Manager's compensation.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Board, the Manager, or Money Managers should prove incorrect. Also, Money Managers will only provide determinations of the net asset value of Investment Vehicles on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently. In the event that an Investment Vehicle does not report a month-end net asset value to the Fund on a timely basis, the Fund may suspend the offering of Shares, as well as any pending repurchase offer, until such time as the Fund is able to obtain sufficient information regarding the value of one or more Investment Vehicles. Further if deemed by the Fund to be in the best interests of Shareholders, the Fund may consider, to the extent possible, redeeming or otherwise disposing of its investment in the Investment Vehicle(s).


Taxes


The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its Shareholders, and is not intended as tax advice or to address a Shareholder's particular circumstances. Investors are urged to consult their tax advisors regarding the tax consequences of investing in the Fund, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.


The Fund is neither designed nor intended for distribution to taxable investors. Shares of the Fund are designed only for tax-exempt investors. The discussion below relating to the treatment of distributions and repurchases of Shares describes the tax consequences that would arise for any Shareholder subject to tax. Although Shares of the Fund are designed only for tax-exempt investors, in the event that an investor is, or becomes subject to taxation, the investor should consider the tax consequences of investing in this Fund and consult with their tax advisors as to whether an investment in the Fund would be appropriate.


Taxation of the Fund

The Fund intends to continue to qualify and elect to be treated as a regulated investment company under the Code. As a regulated investment company, the Fund will generally be exempt from federal income taxes on net investment income and capital gains distributed to Shareholders. The Fund will have to satisfy certain requirements relating to the source of its income and the diversification of its assets in order to qualify as a regulated investment company, and the Fund also will need to satisfy certain distribution requirements. The Fund generally intends to invest in Investment Vehicles that are foreign corporations which would generally be classified under the Code as PFICs. To the extent that the Fund invests in Investment Vehicles that are treated as partnerships or other flow-through entities for tax purposes, investments made by such Investment Vehicles could affect the Fund's ability to qualify as a regulated investment company. It may also be difficult to obtain information on specific portfolio investments made by Investment Vehicles and any information provided may not be made on a timely basis. The Fund intends to invest a substantial portion of its assets in foreign corporations, and it intends to closely monitor its investments in partnerships with respect to satisfying the diversification requirements, to the extent that it is able to obtain relevant information from such partnerships. As a result, the Fund intends and expects to qualify as a regulated investment company. However, there can be no assurance that the Fund will be able to qualify as a regulated investment company on a continuing basis. If the Fund fails to so qualify in a particular year, it would be subject to tax on any income or gains that it earns (generally at a maximum rate of 35%) and any Shareholders who are subject to tax would also be taxed on distributions. Failure to qualify as a regulated investment company would therefore substantially reduce any return to all investors.

The Fund may also be subject to an annual excise tax of 4% to the extent that it does not make certain distributions of income and gains during each calendar year. Although it is anticipated that the Fund will make such distributions, it may be difficult to obtain appropriate information from certain Investment Vehicles on a timely basis which may result in payment of some excise tax (and possibly income tax) by the Fund. In addition, the Manager may determine that it would be appropriate for the Fund to pay some portion of the excise tax in light of the potential illiquidity of Fund investments and other factors.

Taxation of Distributions

Any Shareholder who would be subject to tax will generally be taxed on distributions made by the Fund irrespective of whether such distributions are taken in cash or reinvested in additional Shares. Dividends from net investment income and distributions from net short-term capital gain are taxable as ordinary income. Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss are taxable to Shareholders as long-term capital gain, regardless of how long the Shareholder has held the Shares. As discussed below, it is anticipated that all or substantially all of the Fund's distributions would be taxed as ordinary income to any Shareholders who would be subject to tax and that such distributions in any year could exceed any net appreciation in the Fund's investments in such year.

A distribution is treated as paid on December 31 of the calendar year if it is declared by the Fund in October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions are taxable to Shareholders subject to tax in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Tax Treatment of Share Repurchases

A sale of Shares pursuant to a repurchase offer will generally be treated as a taxable sale of the Shares (for any Shareholder subject to tax). Any Shareholders who are subject to tax should consult their tax advisors regarding the specific tax consequences, including state and local tax consequences, of participating in a repurchase offer.

Taxation of Interests in Certain Investment Vehicles

The Fund generally intends to invest in Investment Vehicles that are foreign corporations which would generally be classified under the Code as PFICs. In general, a foreign corporation is classified as a PFIC if at least one-half of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income.

In the absence of certain elections that are currently available to the Fund, the Fund itself could be subject to tax on certain distributions from PFICs and sales of shares in PFICs. Under one possible election, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given year. The Fund may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, the Fund may elect to mark-to-market its PFIC shares, with the result that unrealized gains are treated as though they were realized and reported as ordinary income. Any mark-to-market losses from PFIC shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior years, with respect to such shares in the same PFIC. This restriction on losses could result in net ordinary income to the Fund in a tax year (with resulting distributions to Shareholders) that exceeds the net appreciation in the value of the Fund's investments in such year. Although the mark-to-market election is currently available to the Fund, the United States Treasury has the authority to issue regulations that could modify, restrict, or even eliminate the Fund's ability to make such an election.

The application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss, and the timing of the recognition of income with respect to PFIC shares. As a result, the amount that must be distributed to Shareholders, and which will be taxed (to any Shareholder subject to tax) as ordinary income, may be increased as compared to a fund that did not invest in PFIC shares. Shareholders who are subject to tax should therefore consider whether the Fund is an appropriate investment in light of their own tax situation. In addition, in the absence of the Fund's ability to make the elections described above (which may depend to some extent on the receipt of appropriate information from the PFICs), the Fund itself may be subject to tax with respect to some of its investments in PFICs.

ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to ERISA (an "ERISA Plan"), or the Code (a "Qualified Plan") should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be "plan assets" of the ERISA Plans or Qualified Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules in ERISA or the Code. Thus, the Manager will not be a fiduciary within the meaning of ERISA or the Code with respect to the assets of any ERISA Plan or Qualified Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan or Qualified Plan's investment in the Fund.

The Board will require an ERISA Plan or Qualified Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for the ERISA Plan's or Qualified Plan's investments, are aware of and understand the Fund's investment objective, policies, and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan or Qualified Plan, and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA or the Code.

Certain prospective investors may currently maintain relationships with the Manager or one or more Money Managers in which the Fund invests, or with other entities that are affiliated with the Manager or such investment advisers. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan or Qualified Plan to which it provides investment management, investment advisory, or other services. ERISA and the relevant provisions of the Code prohibit ERISA Plan or Qualified Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of the Manager, the Distributor, and their affiliates; that are duly authorized to make such investment decisions; and that have not relied on any individualized advice or recommendation of the Manager, the Distributor, and their affiliates, as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, an such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND'S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE MANAGER OR ANY OF THEIR AFFILIATES THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

General Information

Description of the Fund

The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund was established as a statutory trust under the laws of the State of Delaware on January 27, 2003. The Fund's office is located at 50210 AXP Financial Center, Minneapolis, MN 55474. The Fund's Prospectus and SAI are available upon request and without charge by writing to the Fund at the address above. The telephone number of the Fund is 1-800-390-1560.

The following table sets forth information about the Shares, as of April 30, 2005.

                                                    Amount Outstanding
                                                       Exclusive of
                             Amount Held               Amount Shown
                           By Registrant or           Under Previous
Amount Authorized          for its Account                Column
Unlimited                       None                 $45,242,724.47

Liquidating Trust

The Board may, at its discretion if determined to be in the best interests of Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in expenses that the Shareholders would bear indirectly.

Shareholder Reports

The Fund sends to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Any Shareholder may request from the Manager an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month. Such requests may be made by calling 1-800-390-1560.

Fiscal Year

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31. The 12-month period ending October 31 of each year will be the taxable year of the Fund.

Independent Registered Public Accounting Firm and Legal Counsel

The Board has selected KPMG LLP as the independent registered public accounting firm for the Fund. KPMG LLP's principal business address is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

The Board has selected Dechert LLP, 1775 I Street, NW, Washington, D.C. 20006-2401 as legal counsel to the Fund.

Table of Contents of SAI

                                                                          PAGE

ADDITIONAL INVESTMENT POLICIES                                               1

FUNDAMENTAL POLICIES                                                         1

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES
AND OPERATIONS OF THE FUND AND RELATED RISKS                                 2

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES
OF INVESTMENT VEHICLES AND RELATED RISKS                                     3

BOARD MEMBERS AND OFFICERS                                                  11

LIQUIDITY REQUIREMENTS                                                      15

CODE OF ETHICS                                                              15

PERFORMANCE INFORMATION                                                     15

INVESTMENT MANAGEMENT AND OTHER SERVICES                                    16

ADMINISTRATOR AND SUB-ADMINISTRATOR                                         17

CUSTODIAN                                                                   18

CONTROL PERSONS                                                             18

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                               18

DISTRIBUTOR                                                                 18

SHARES OF BENEFICIAL INTEREST                                               19

SUMMARY OF DECLARATION OF TRUST                                             20

CALCULATION OF FEES                                                         20

LEGAL COUNSEL                                                               20

PORTFOLIO TRANSACTIONS                                                      20

PROXY VOTING POLICIES AND PROCEDURES                                        20

FINANCIAL STATEMENTS                                                        21

APPENDIX: RATINGS OF CORPORATE BONDS AND COMMERCIAL PAPER                  A-1

Appendix -- Advisory Hedged Opportunity Fund (the "Fund") Representations in Investor Certification

In certifying that I am an "Eligible Investor," I hereby certify that at least one of the following categories describes me at the time that I am applying to purchase Shares:

o A natural person who had an income in excess of $200,000 in each of the two most recent years (or joint income with my spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current year;

o A natural person who has a net worth (or joint net worth with my spouse) in excess of $1,000,000 (net worth for this purpose means total assets in excess of total liabilities);

o A trustee or executive officer of the Fund, or any employee of the Fund, the Manager, or any affiliate of the Fund or Manager (other than an employee performing solely clerical, secretarial or administrative functions) who has been employed by the Fund, the Manager, or any affiliate of the Fund or the Manager, for at least 12 months; or the spouse, child, sibling or parent of the foregoing individuals if the investment in the Fund is made with the knowledge and at the direction of such individual;

o A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in the Fund, and (iii) of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

o An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) a Massachusetts or similar business trust; or (v) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

o An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a "bank," "savings and loan association," "insurance company," or "small business investment company" (within the meaning of 17 C.F.R. ss. 230.501(a)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

o A broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

o An investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

o An entity that has elected to be treated or qualifies as a "business development company" within the meaning of Section 2(a)(48) of the 1940 Act or Section 202(a)(22) of the Investment Advisers Act of 1940;

o An insurance company as defined in Section 2(a)(13) of the Securities Act of 1933, as amended ("1933 Act");

o A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

o A plan or other tax-exempt vehicle established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees or residents, if such plan or vehicle has total assets in excess of $5,000,000.

o An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the 1933 Act); or

o An entity in which all of the equity owners are "accredited investors" (as defined in Regulation D under the 1933 Act).

I understand and certify that if I am acting on behalf of an employee benefit plan or an entity that may be deemed to hold the assets of an employee benefit plan, the investment in the Fund is being made (i) in accordance with the investor's governing instruments and all applicable requirements of law including, without limitation, where applicable, the requirements of ERISA and
Section 4975 of the Code and (ii) by me as an authorized representative of the investor and a fiduciary who is independent of American Express Financial Corporation, American Express Financial Advisors Inc., and any affiliates of American Express Financial Corporation or American Express Financial Advisors Inc., and which has not relied upon any individualized advice or recommendation of any such person as a primary basis for the decision to invest in the Fund.

I hereby certify that I am investing through a tax-qualified vehicle.

I hereby acknowledge that I understand the tax consequences of an investment in the Fund.

I hereby agree that I will not transfer my Shares of the Fund, except pursuant to the limited circumstances permitted in the Fund's currently effective registration statement.

                        Advisory Hedged Opportunity Fund

                           50210 AXP Financial Center

                              Minneapolis, MN 55474

          A Closed-End, Non-Diversified, Management Investment Company

--------------------------------------------------------------------------------
                          SHARES OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

MANAGER AND ADMINISTRATOR                           LEGAL COUNSEL
American Express Financial Corporation              Dechert LLP
200 AXP Financial Center                            1775 I Street, NW
Minneapolis, MN 55474                               Washington, DC 20006


PRINCIPAL DISTRIBUTOR                               CUSTODIAN
American Express Financial Advisors Inc.            Huntington National Bank
200 AXP Financial Center                            41 South High Street
Minneapolis, MN 55474                               Columbus, Ohio 43215


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street

Until ___________, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus in connection with each sale made pursuant to this offering.

Advisory Hedged Opportunity Fund

50210 AXP Financial Center

Minneapolis, MN 55474

A Closed-End, Non-Diversified, Management Investment Company

S-6268-99 D (7/057/04)

                       STATEMENT OF ADDITIONAL INFORMATION

                        Advisory Hedged Opportunity Fund

       Registrant's Telephone Number, including Area Code: 1-800-390-1560


IMPORTANT NOTICE -- RECENT DEVELOPMENTS AFFECTING THE FUND

On February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company.

In connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of Fund shares. The Fund will provide further information to shareholders when its evaluation is complete.

Prior to the recent suspension of investor purchases of Fund Shares, Shares have been offered and sold by American Express Financial Advisors Inc. ("Distributor"), the Fund's principal distributor, to clients and customers (including affiliates and correspondents) of American Express Financial Corporation ("AEFC" or "Manager"), the Fund's investment manager, and to clients and customers of other organizations. The Fund's Prospectus, which is dated July 29, 2005, provides the basic information investors should know before investing. This Statement of Additional Information ("SAI"), which is not a prospectus, is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus. You may request a copy of the Prospectus or a paper copy of this SAI, if you have received it electronically, free of charge by calling the Fund at the telephone number listed above or by contacting AEFC, the Fund's administrator (the "Administrator"). This SAI is not an offer of the Fund for which an investor has not received the Prospectus. Capitalized terms not otherwise defined in this SAI have meanings accorded to them in the Fund's Prospectus. The financial statements for the Fund for the period April 1, 2004 to March 31, 2005 are incorporated by reference in this SAI. The Fund's Annual and Semi-Annual Reports are available: (i) without charge, upon request, by calling the Fund at 1-800-390-1560; or (ii) by visiting the SEC's website at www.sec.gov.

The date of this SAI and the related Prospectus is ___________

                                                               TABLE OF CONTENTS

                                                                         PAGE

ADDITIONAL INVESTMENT POLICIES                                              1

FUNDAMENTAL POLICIES                                                        1

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES
AND OPERATIONS OF THE FUND AND RELATED RISKS                                2

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES
OF INVESTMENT VEHICLES AND RELATED RISKS                                    3

BOARD MEMBERS AND OFFICERS                                                 11

LIQUIDITY REQUIREMENTS                                                     15

CODE OF ETHICS                                                             15

PERFORMANCE INFORMATION                                                    15

INVESTMENT MANAGEMENT AND OTHER SERVICES                                   16

ADMINISTRATOR AND SUB-ADMINISTRATOR                                        17

CUSTODIAN                                                                  18

CONTROL PERSONS                                                            18

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                              18

DISTRIBUTOR                                                                18

SHARES OF BENEFICIAL INTEREST                                              19

SUMMARY OF DECLARATION OF TRUST                                            20

CALCULATION OF FEES                                                        20

LEGAL COUNSEL                                                              20

PORTFOLIO TRANSACTIONS                                                     20

PROXY VOTING POLICIES AND PROCEDURES                                       20

FINANCIAL STATEMENTS                                                       21

APPENDIX: RATINGS OF CORPORATE BONDS AND COMMERCIAL PAPER                 A-1

ADDITIONAL INVESTMENT POLICIES

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. The Fund's investment objective is non-fundamental and may be changed by the Board of Trustees ("Board") without the vote of a majority of the Fund's outstanding voting securities, as defined in the Investment Company Act of 1940, as amended ("1940 Act"). Notice will be provided to Shareholders of any such change. Certain additional investment information is provided below. The Investment Vehicles in which the Fund invests are not subject to the Fund's investment policies and may have different or contrary investment policies.

Unless otherwise specified, percentage limitations shall be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Fund's portfolio securities or liquidation of portfolio securities to pay expenses or fulfill repurchase requests.

FUNDAMENTAL POLICIES

The Fund's fundamental investment policies listed below may not be changed without the vote of a majority of the Fund's outstanding voting securities, which means the lesser of: (i) 67% of the outstanding voting securities present at a meeting at which holders of more than 50% of the outstanding voting securities are present in person or by proxy; or (ii) more than 50% of the outstanding voting securities. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the Fund's fundamental policies, the Fund's management has reserved freedom of action. The Fund may:

(1) Borrow money or issue any senior security, to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(2) Not invest 25% or more of the value of its total assets in the securities of issuers in any single industry, except that securities issued by the U.S. Government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. Government, its agencies or instrumentalities may be purchased without limitation. For purposes of this investment restriction, the Investment Vehicles are not considered part of any industry. The Fund may invest in Investment Vehicles that may concentrate their assets in one or more industries.

(3) Not act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.

(4) Not purchase or sell real estate, although it may purchase and sell securities secured by real estate or interests therein, or securities issued by companies which invest in real estate, or interests therein.

(5) Make loans only as permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6) Not purchase or sell physical commodities and commodity contracts, except that it may: (i) enter into futures contracts and options thereon in accordance with applicable law; and (ii) purchase or sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy.

As an additional fundamental policy, the Fund may pursue its investment program through one or more subsidiary vehicles. The establishment of such vehicles and the Fund's utilization thereof is wholly within the discretion of the Board.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES AND OPERATIONS OF THE FUND AND RELATED RISKS

Temporary Defensive Positions. In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents including, but not limited to, securities of money market funds, prime commercial paper, bank certificates of deposit, bankers' acceptances, or repurchase agreements for such securities, and securities of the U.S. Government and its agencies and instrumentalities, as well as cash and cash equivalents denominated in foreign currencies. The Fund's investments in foreign cash equivalents will be limited to those that, in the opinion of the Manager, equate generally to the standards established for U.S. cash equivalents. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets that are subject to regulatory supervision by the U.S. Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States. These investments may result in a lower return than would have been obtained had the Fund adhered to its standard investment policies.

Repurchase Agreements. The Fund may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool. A repurchase agreement is an agreement under which the Fund acquires a security, generally a U.S. Government obligation, subject to resale at an agreed upon price and date. The resale price reflects an agreed upon interest rate effective for the period of time the Fund holds the security and is unrelated to the interest rate on the security. The Fund's repurchase agreements will at all times be collateralized fully.

Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller. If a seller under a repurchase agreement were to default on the agreement and be unable to repurchase the security subject to the repurchase agreement, the Fund would look to the collateral underlying the seller's repurchase agreement, including the security subject to the repurchase agreement, for satisfaction of the seller's obligation to the Fund. In such an event, the Fund may incur a loss if the value of the collateral declines and may incur disposition costs in liquidating the collateral. In addition, the Fund may be subject to possible delays or restrictions on its ability to dispose of the underlying securities. Repurchase agreements are typically entered into for periods of one week or less. The SEC staff currently takes the position that repurchase agreements maturing in more than seven days are illiquid securities.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements, subject to the Fund's limitations on borrowings. A reverse repurchase agreement involves the sale of a security by the Fund and its agreement to repurchase the instrument at a specified time and price, and is considered a form of borrowing for some purposes. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements are a form of leverage that may also increase the volatility of the investment portfolios of the Investment Vehicles.

Illiquid Securities. The Fund may invest in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the 1933 Act) and other securities that are not readily marketable. These may include restricted securities that can be offered and sold only to "qualified institutional buyers" under Rule 144A of the 1933 Act. There is no limit to the percentage of the Fund's net assets that may be invested in illiquid securities. The Board or its delegate may determine that securities issued pursuant to Rule 144A under the 1933 Act are marketable under procedures approved by the Board.

The Fund's investments in the Investment Vehicles are themselves illiquid and subject to substantial restrictions on transfer. The Fund will typically have only limited rights to withdraw its investment in the Investment Vehicles. The illiquidity of these interests may adversely affect the Fund if it sold such interests at an inopportune time.

Foreign Securities. The Fund may invest in direct or indirect investments in foreign securities, including securities of offshore Investment Vehicles. Offshore Investment Vehicles may be subject to special risks as foreign entities or as entities subject to foreign jurisdictions, including risks due to economic, political or regulatory change.

Loans. To the extent that the following activities are considered to be a loan, the Fund may make loans (a) through the lending of its portfolio securities, (b) through the purchase of debt obligations, loan participations, and/or engaging in direct corporate loans, (c) through repurchase agreement transactions, and
(d) to other investment companies to the extent permitted by the 1940 Act or any exemptions therefrom which may be granted by the SEC.

Securities Loans. The Fund may lend securities (which will generally not include Investment Vehicle securities) from its portfolio to broker-dealers, institutional investors, or other persons, pursuant to securities lending agreements. During the period of the loan, the Fund will be entitled to payments of the interest, dividends or other distributions payable on the loaned securities. Additionally, the Fund will retain at least a portion of the interest earned on the investment of the collateral or a fee from the borrower or placing agent. However, the Fund generally will pay certain administrative and custodial fees in connection with each loan. Any loans of securities must be secured by collateral at least equal to 100% of the value of the loaned securities, marked to market on a daily basis. The Fund will generally receive collateral consisting of cash, U.S. government securities, letters of credit and other similar instruments. The Fund may experience a risk of loss if the other party to the transaction breaches the securities lending agreement with the Fund.

The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the loaned securities or the possible loss of rights in the collateral should the borrower fail financially. In addition, the Fund is responsible for any loss that might result from its investment of the borrower's collateral. Loans will only be made to firms deemed by the Manager to be of good standing and will not be made unless, in the judgment of the Manager, the consideration to be earned from such loans would justify the risk. Subject to

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applicable regulatory approval, cash collateral may be invested in a money market fund managed by the Manager or one of its affiliates, and the Manager or an affiliate of the Manager may serve as the Fund's lending agent and may share in revenue received from securities lending transactions as compensation for this service.

Payment In-Kind for Repurchased Shares. The Fund does not expect to distribute securities as payment for repurchased Shares except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased, or that the Fund has received distributions from Investment Vehicles in the form of securities that are transferable to the Shareholders. In the event that the Fund makes such a distribution of securities as payment for Shares, Shareholders will bear any risks of the distributed securities (see "Additional Information on Investment Techniques of Investment Vehicles and Related Risks" below) and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Suspension of Offerings. Any offering of Shares may be suspended, in the Board's sole and absolute discretion, to the extent required for purposes of compliance with the securities laws or in response to market conditions in the securities markets or otherwise.

Conversion into a Master-Feeder Fund. Although not currently anticipated, the Board could convert the Fund in the future into a master or feeder fund in a master-feeder fund structure without Shareholder approval. Such a conversion would require certain regulatory approvals. A feeder fund seeks to achieve its investment objective by investing all of its assets in the securities of a single master fund with substantially the same investment objective, strategies and restrictions as the feeder fund. A feeder fund's interest in the portfolio securities owned by the master fund would be indirect, unlike other investment companies that typically acquire and manage their own portfolio of securities directly. In addition to selling its securities to the feeder fund, the master fund would be able to sell its securities directly to other affiliated and non-affiliated investors and to other feeder funds. The returns experienced by investors in a feeder fund, direct investors in the master fund, and other feeder funds that invest in the master fund may differ. Moreover, redemption or repurchase of the shares of the master fund by direct investors and other feeder funds may alter the master fund's holdings, which could adversely affect the Fund.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF INVESTMENT VEHICLES AND RELATED RISKS

This section provides additional information about types of investments and investment techniques of Investment Vehicles in which the Fund invests. Some or all of the Investment Vehicles may make the investments described in this section. As there is no limit on the types of investments the Investment Vehicles may make, however, this cannot be a comprehensive description. Any decision to invest in this Fund should take into account the possibility that the Investment Vehicles may make virtually any kind of investment, and be subject to related risks, which can be substantial.

Equity Securities. An Investment Vehicle's portfolio may include long and short positions in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. An Investment Vehicle also may invest in depositary receipts relating to foreign securities. Some of the specific risks related to investments in foreign securities, depositary receipts relating to foreign securities, or foreign currency transactions are described below in this section under the sub-heading "Foreign Securities" or "Foreign Currency Transactions." Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities.

An Investment Vehicle may invest in equity securities without restriction as to the market capitalization of issuers, including securities of companies with market capitalizations that are small compared to other publicly traded companies (including micro-cap companies). Smaller companies may have limited product lines, markets, or financial resources or may depend on a small, inexperienced management group. Securities of small companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more abruptly or erratically than securities of larger companies. These may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse market developments than securities of larger companies. Also, there may be less publicly available information about smaller companies or less market interest in their securities compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of a company's earnings potential or assets.

An Investment Vehicle may invest without limitation in restricted securities and other securities that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if

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they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the 1933 Act.

Where registration is required to sell a security, a Money Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Money Manager may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Money Manager might obtain a less favorable price than the prevailing price when it decided to sell. Money Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. Preferred stock generally has a preference as to dividends and, in the event of liquidation, to an issuer's assets, over the issuer's common stock, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks, or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a specified period of time at a specified price or based on a specified formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted, or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by an Investment Vehicle is called for redemption, the Investment Vehicle will be required to permit the issuer to redeem the security, convert it into the underlying common stock, or sell it to a third party. Any of these actions could have an adverse effect on an Investment Vehicle's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Fixed-Income Securities. An Investment Vehicle may invest in fixed-income securities. Investment in these securities may offer opportunities for income and capital appreciation, and may also be used for temporary defensive purposes and to maintain liquidity.

Fixed-income securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, among other securities: bonds, notes, and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).

An Investment Vehicle may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined to be of comparable quality. Non-investment grade debt securities (commonly referred to as "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. For a description of debt ratings, see Appendix A. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Non-investment grade debt securities generally offer a higher yield than available from investment grade issues, but involve greater risk. The returns of non-investment grade debt securities are also subject to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade or comparable unrated securities may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.

Foreign Securities. An Investment Vehicle may invest in commercial paper and certificates of deposit issued by foreign banks and may invest either directly or through ADRs, European Depositary Receipts ("EDRs"), or Global Depositary Receipts ("GDRs") (collectively, "depositary receipts") in other securities of foreign issuers. Depositary receipts are instruments generally issued by domestic banks or trust companies that represent the deposits of a security of a foreign issuer. ADRs, which are traded in dollars on U.S. exchanges or over-the-counter, are issued by domestic banks and evidence ownership of securities issued by foreign corporations. EDRs are typically traded in Europe. GDRs are typically traded in both Europe and the United States.

Investment income received by an Investment Vehicle from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Investment Vehicle to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amounts of the Investment Vehicle's assets to be invested within various countries is not known.

Foreign Currency Transactions. A forward foreign currency exchange contract ("forward currency contract") is an agreement to purchase or sell a specific currency at a future date and at a price set at the time the contract is entered into. An Investment Vehicle might typically enter into forward currency contracts to fix the U.S. dollar value of a security it has agreed to buy or sell for the period between the date the trade was entered into and the date the security is delivered and paid for, or, to hedge the U.S. dollar value of securities it owns.

An Investment Vehicle may enter into a forward currency contract to sell or buy the amount of a foreign currency it believes may experience a substantial movement against the U.S. dollar. In this case, the forward currency contract would approximate the value of some or all of the Investment Vehicle's portfolio securities denominated in such foreign currency. The precise matching of the forward currency contract amounts and the value of securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market involvement in the value of those securities between the date the forward currency contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. At the maturity of a forward currency contract, an Investment Vehicle may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

Because it is impossible to forecast with absolute precision the market value of securities at the expiration of the forward currency contract, it may be necessary for an Investment Vehicle to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Investment Vehicle is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Investment Vehicle is obligated to deliver. If an Investment Vehicle retains the portfolio security and engages in offsetting transactions, the Investment Vehicle will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Investment Vehicle engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Investment Vehicle entering into a forward currency contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Investment Vehicle will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Investment Vehicle will suffer a loss to the extent the price of the currency they have agreed to purchase exceeds the price of the currency it has agreed to sell. This method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities, but rather establishes a rate of exchange at a future date. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, they tend to limit any potential gain that might result from an increase in the value of that currency. The cost of currency conversion may adversely affect an Investment Vehicle's returns. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference ("spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Investment Vehicle at one rate, while offering a lesser rate of exchange should the Investment Vehicle desire to resell that currency to the dealer.

Short Sales. An Investment Vehicle may attempt to limit its exposure to a possible market decline in the value of its portfolio securities, or take advantage of an anticipated market decline, through short sales of securities that the Investment Vehicle believes possess volatility characteristics similar to those being hedged. In addition, an Investment Vehicle may use short sales for non-hedging purposes to pursue its investment objective. For example, an Investment Vehicle may "short" a security of a company if, in its Money Manager's view, the security is over-valued in relation to the issuer's prospects for earnings growth. Certain Investment Vehicles may consider short selling to be a significant part of their investment strategy.

To effect a short sale, an Investment Vehicle would borrow a security from a brokerage firm to make delivery to the buyer. The Investment Vehicle is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Investment Vehicle, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on the Investment Vehicle's portfolio, which, in turn, could result in losses to the Fund. A short sale of a security involves the risk of an unlimited increase in the market price of the security that could result in an inability to cover the short position, and thus, a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

An Investment Vehicle may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. The Investment Vehicle will incur transaction costs, including interest expenses, in connection with opening, maintaining, and closing short sales against-the-box.

Derivatives. An Investment Vehicle may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity, or other asset. A Money Manager may decide not to employ any of these strategies, and there is no assurance that any derivatives strategy used by the Investment Vehicle will succeed, or that a particular hedging instrument will be available for use by the Investment Vehicle.

Options and Futures. An Investment Vehicle may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Vehicle's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, an Investment Vehicle may have difficulty closing out its position. Over-the-counter options purchased and sold by the Investment Vehicle also may include options on baskets of specific securities.

An Investment Vehicle may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Investment Vehicle owns the underlying security. The sale of such an option exposes the Investment Vehicle, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Vehicle's books or with the Investment Vehicle's custodian or prime broker (or similar arrangement) to fulfill the obligation undertaken. The sale of such an option exposes the Investment Vehicle during the term of the option to a decline in price of the underlying security while depriving the Investment Vehicle of the opportunity to invest the segregated assets.

An Investment Vehicle may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Investment Vehicle will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Investment Vehicle would ordinarily make a similar "closing sale transaction," which involves liquidating its position by selling the option previously purchased, although the Investment Vehicle would be entitled to exercise the option should it deem it advantageous to do so.

An Investment Vehicle may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits the Investment Vehicle might realize in trading could be eliminated by adverse changes in the exchange rate, or the Investment Vehicle could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss to the Investment Vehicle that could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Vehicle to substantial losses, which may result in losses to the Fund.

Successful use of futures also is subject to the ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The prices of commodities contracts and all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which an Investment Vehicle may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Investment Vehicle also is subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

A stock index future obligates an Investment Vehicle to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates an Investment Vehicle to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates an Investment Vehicle to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indices. An Investment Vehicle may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Vehicle of options on stock indexes will be subject to its

Money Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Rights and Warrants. An Investment Vehicle may invest in common stock rights and warrants believed by the Money Manager to provide capital appreciation opportunities. Common stock rights and warrants may be purchased separately or may be received as part of a unit or attached to securities purchased. Warrants are securities that give the holder the right, but not the obligation, to purchase equity issues of the company issuing the warrants, or a related company, at a fixed price either on a date certain or during a set period. At the time of issue, the cost of a warrant is substantially less than the cost of the underlying security itself, and price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable an Investment Vehicle to gain exposure to the underlying security with a relatively low capital investment but increases the Investment Vehicle's risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Bank Loans and Participations. An Investment Vehicle may invest, directly or through a private investment fund, in bank loans or participations in bank loans (collectively, "bank loans"), either of which may become non-performing for a variety of reasons. Such non-performing bank loans may require substantial workout negotiations or restructuring in the event of a default or bankruptcy, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of the bank loan. In addition, bank loans are generally subject to liquidity risks since bank loans are traded in an "over-the-counter" market.

Bank loans, like most other debt obligations, are subject to the risk of default. While all investments involve some amount of risk, bank loans generally involve less risk than equity instruments of the same issuer because the payment of principal of and interest on debt instruments is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders. However, in the event of the bankruptcy, receivership, or other insolvency proceeding of a borrower, an Investment Vehicle could experience delays or limitations with respect to its ability to collect the principal of and interest on the bank loan and with respect to its ability to realize the benefits of the collateral securing the bank loan, if any.

Although an Investment Vehicle may invest in bank loans that will be fully collateralized with assets with a market value that, at the time of acquisition, equals or exceeds the principal amount of the bank loan, the value of the collateral may decline below the principal amount of the bank loan subsequent to the Investment Vehicle's investment in such bank loan. In addition, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Investment Vehicle will be subject to the risk that this stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the bank loan to be undercollateralized. Bank loans are also subject to the risk of default of scheduled interest or principal payments. In the event of a failure to pay scheduled interest or principal payments on bank loans held by an Investment Vehicle, the Investment Vehicle could experience a reduction in its income, and would experience a decline in the market value of the particular bank loan so affected, and may experience a decline in its net asset value or the amount of its distributions, which may adversely affect the performance of the Fund. An Investment Vehicle may invest in uncollateralized bank loans, which may involve a greater risk of loss.

The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. To the extent that an Investment Vehicle's investment is in a bank loan acquired from another lender, the Investment Vehicle may be subject to certain credit risks with respect to that lender. Further, there is no assurance that the liquidation of the collateral (if any) underlying a bank loan would satisfy the issuer's obligation to the Investment Vehicle in the event of non-payment of scheduled interest or principal, or that collateral could be readily liquidated. The risk of non-payment of interest and principal also applies to other debt instruments in which the Investment Vehicle may invest. There is no assurance that the sale of collateral would raise enough cash to satisfy the borrower's payment obligation or that the collateral can or will be liquidated. Some or all of the bank loans held by an Investment Vehicle may not be secured by any collateral, and such bank loans entail greater risk than secured bank loans.

Swaps. An Investment Vehicle may enter into equity, interest rate, index, currency rate, and total return swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Investment Vehicle had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount" (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index).

Interest Rate Swap. An Investment Vehicle may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Equity Index Swaps. An Investment Vehicle may enter into equity index swaps. Equity index swaps involve the exchange by an Investment Vehicle with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. An Investment Vehicle may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps. An Investment Vehicle may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Since currency swaps are individually negotiated, an Investment Vehicle would expect to achieve an acceptable degree of correlation between its portfolio investments and their currency swap positions. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves special investment techniques and risks. If its Money Manager is incorrect in its forecasts of market values and currency exchange rates, the Investment Vehicle's performance will be adversely affected. If there is a default by the other party to such a transaction, the Investment Vehicle will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps. An Investment Vehicle may invest in total return swaps with appropriate counterparties. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if an Investment Vehicle wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the "funding cost," which would be a floating interest rate payment to the counterparty.

Certain swap agreements into which an Investment Vehicle enters may require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, the Investment Vehicle's current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Investment Vehicle is contractually obligated to make. If the other party to a swap defaults, the Investment Vehicle's risk of loss consists of the net amount of payments that the Investment Vehicle contractually is entitled to receive.

Distressed Credits. An Investment Vehicle may invest in securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and the Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Vehicle of the security in respect to which such distribution was made.

BOARD MEMBERS AND OFFICERS

The Fund's operations are managed under the direction and oversight of the Board. Each Trustee serves for an indefinite term or until he or she reaches mandatory retirement as established by the Board. The Board appoints officers of the Fund who are responsible for the Fund's day-to-day business decisions based on policies set by the Board. The officers serve at the pleasure of the Board.

Trustees and officers of the Fund also may be trustees/directors and officers of some or all of the other investment companies managed by the Manager or its affiliates (the "Fund Complex"). The table below shows, for each Trustee and executive officer, his name, address and age, the position held with the Fund, the length of time served as Trustee or officer of the Fund, the Trustee's or officer's principal occupations during the last five years, number of portfolios in the Fund Complex overseen by the Trustee, and other directorships held by such Trustee.


-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------
Name, Address, and Age                 Position(s)   Term of       Principal Occupation(s)    Number of     Other
                                       Held with     Office and    During the Past 5 Years    Portfolios    Directorships Held
                                       Fund          Length of                                in Fund       by Trustee
                                                     Time Served                              Complex(1)
                                                                                              Overseen by
                                                                                              Trustee
-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------
Independent Trustees                   Trustee       Since         Mr. Brown is a  managing   One           Mr. Brown is also
William T. Brown(2)                                  September     director of Whitecliff                   a director of
c/o Advisory Hedged Opportunity Fund                 2003          Capital Partner (private                 Sinex Aviation
50210 AXP Financial Center                                         equity firm) (since                      Technologies Corp.
Minneapolis, MN 55474                                              1991).                                   (software) (since
DOB: 08/27/57                                                                                               2003);  Mr. Brown
                                                                                                            is also a director
                                                                                                            of Stonebridge
                                                                                                            Capital Advisors
                                                                                                            LLC (portfolio
                                                                                                            management) (since
                                                                                                            1997); Windward
                                                                                                            Petroleum Inc.
                                                                                                            (lubricants
                                                                                                            distribution)
                                                                                                            (since 1998); and
                                                                                                            Verisae Inc.
                                                                                                            (software) (since
                                                                                                            2002).
-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------

-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------
Mary K. Stern                          Trustee       Since May     Ms. Stern is President     One           None.
c/o Advisory Hedged Opportunity                      2005          and CEO of MKS
Fund                                                               Associates (investment
50210 AXP Financial Center                                         management consulting
Minneapolis, MN 55474                                              firm) (since 2000), and
DOB: 07/01/48                                                      previously served as
                                                                   President of
                                                                   Sit Mutual
                                                                   Funds
                                                                   (investment
                                                                   advisory
                                                                   firm) (1994 -
                                                                   2000).
-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------

Interested Trustees(3)
-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------
Paula R. Meyer                         Trustee;      Since May     Ms. Meyer is Senior Vice   One           Ms. Meyer is a
American Express Financial             Chairperson   2005          President of AEFC.  She                  director of
Corporation                                                        also serves as President                 American Express
50239 AXP Financial Center                                         of American Express                      Certificate
Minneapolis, MN 55474                                              Funds, President of                      Company and
DOB: 03/18/54                                                      American Express                         American Express
                                                                   Certificate Company and                  International
                                                                   American Express                         Deposit
                                                                   International Deposit                    Corporation.
                                                                   Corporation.
-------------------------------------- ------------- ------------- -------------------------- ------------- --------------------


(1) The Fund Complex includes eighty-nine investment portfolios.

(2) Mr. Brown is the brother-in-law of a vice president and counsel at AEFC, the Fund's Manager. Such AEFC vice president/counsel acts as lead AEFC internal counsel with respect to services AEFC provides to the Trust, and is not an officer of the Trust. Mr. Brown also serves as the chief executive officer of two limited liability companies ("LLCs") in which such AEFC vice president/counsel has invested. These LLCs were formed exclusively for the benefit of Brown family members for investment purposes. Such investments by this AEFC vice president/counsel, in the aggregate, amount to less than $30,000 of the assets of the two LLCs.

(3) Ms. Meyer is an "interested person" under Section 2(a)(19) of the 1940 Act of the Fund. Ms. Meyer is Senior Vice President of American Express Financial Advisors, the Fund's principal distributor.

Officers


-------------------------------------- --------------------- ----------------------- -----------------------------------------
Name, Address, and Age                 Position(s) Held      Term of Office and      Principal Occupation(s) During the Past
                                       with Fund             Length of Time Served   5 Years
-------------------------------------- --------------------- ----------------------- -----------------------------------------
William F. Truscott                    President             Since September 2003    Mr. Truscott is the Chief Investment
American Express Financial                                                           Officer of American Express Financial
Corporation                                                                          Advisors (since 2001). From 2000-2001,
50239 AXP Financial Center                                                           he was Chief Investment Officer of
Minneapolis, MN 55474                                                                Zurich Scudder Investments. From
DOB:09/14/60                                                                         1999-2000, he was Managing Director of
                                                                                     Zurich Scudder Investment.
-------------------------------------- --------------------- ----------------------- -----------------------------------------
Peter Gallus                           Vice President and    Since July 2004         Mr. Gallus is the Chief Administrative
American Express Financial             Secretary                                     Officer (Investments) for AEFA, holding
Advisors Inc.                                                                        that position since 2003. Previously,
813 AXP Financial Center                                                             he served as Vice President of
Minneapolis, MN 55474                                                                Investment Administration since 1999.
DOB:09/24/46
-------------------------------------- --------------------- ----------------------- -----------------------------------------

Joseph Krekelberg                      Treasurer             Since September 2003    Mr. Krekelberg is Vice President and
American Express Financial                                                           Lead Financial Officer - Investments at
Advisors Inc.                                                                        AEFA (since May 2002). Mr. Krekelberg
813 AXP Financial Center                                                             was Director - Strategic Business
Minneapolis, MN 55474                                                                Analysis, Finance from May 2001 to May
DOB:08/27/67                                                                         2002 and Director of Annuity Product
                                                                                     Development from August 1998 to May 2001
                                                                                     at AEFA. Prior to August 1998, he was a
                                                                                     Senior Business Analyst in Corporate
                                                                                     Strategy and Development at AEFA.

-------------------------------------- --------------------- ----------------------- -----------------------------------------
Scott R. Plummer                       Chief Compliance      Since October 2004      Mr. Plummer is Vice President, Asset
American Express Financial             Officer                                       Management Compliance of AEFC since May
Corporation ("AEFC")                                                                 2004.  From October 2002 to May 2004,
813 AXP Financial Center                                                             he served as Senior Vice President and
Minneapolis, MN 55474                                                                Chief Compliance Officer of US Bancorp
DOB:07/11/59                                                                         Asset Management.  From April 2001 to
                                                                                     July 2002, he served as Second Vice
                                                                                     President and Assistant General Counsel
                                                                                     for Hartford Life.
-------------------------------------- --------------------- ----------------------- -----------------------------------------


The Board monitors the level and quality of services including commitments of service providers to achieve expected levels of investment performance and shareholder services. In addition, the Board oversees the processes that are in place to assure the Fund's compliance with applicable rules, regulations, and investment policies and addresses possible conflicts of interest. Annually, the Board evaluates the services received under the contracts with service providers by receiving reports covering investment performance, shareholder services, marketing, and the Manager's profitability in order to determine whether to continue existing contracts or negotiate new contracts.

Board Committees

The Board has formed an Audit Committee that is responsible for meeting with the Fund's registered public accounting firm, internal auditors and corporate officers to review financial statements, reports, issues and compliance matters. The Audit Committee reports significant issues to the Board and makes recommendations regarding the selection, retention, or termination of the Fund's auditors, evaluates their independence, and reviews their fees. The Audit Committee consists of each of the Fund's Independent Trustees. During the Fund's fiscal year ended March 31, 2005, the Audit Committee held three meetings.

The Board has designated the valuation committee of AEFC (see "Management of the Fund" in the Prospectus) to serve as the valuation committee of the Fund ("Valuation Committee"). The Valuation Committee's function, subject to the oversight of the Board, is generally to review the Fund's valuation methodologies, valuation determinations, and any information provided to the Valuation Committee by the Manager. The Valuation Committee has been assigned to act in accordance with the Fund's valuation procedures as approved by the Board. Changes in its membership are subject to Board notification. The Board reviews matters arising from the Valuation Committee's considerations. In addition, the Manager has established an Investment Review Committee, which considers investment management policies and strategies, investment performance, risk management techniques, and securities trading practices and reports areas of concern to the Board. During the Fund's fiscal year ended March 31, 2005, the Valuation Committee held twelve in person meetings and two meetings by written consent.

The Board has formed a Compensation and Nominating Committee that is responsible for nominating individuals to serve as Trustees, including as Independent Trustees, as members of committees, and as officers of the Fund. The Compensation and

Nominating Committee consists of each of the Fund's Independent Trustees. The Compensation and Nominating Committee was formed in October 2004 and met three times during the Fund's fiscal year ended March 31, 2005.

All actions taken by a committee of the Board will be recorded and reported to the full Board at their next meeting following such actions.

Trustees' Holdings

As of December 31, 2004, the dollar range of equity securities owned by each Trustee is set forth below


                                                                             Aggregate Dollar Range of Equity
                                                                               Securities in all Registered
                                   Dollar Range of Equity Securities in      Investment Companies Overseen by
                                              the Fund as of                 Trustees in Family of Investment
Name of Trustee                            December 31, 2004(1)            Companies as of December 31, 2004(1)
Independent Trustees
William T. Brown                                   None                                    None
Mary K. Stern(2)                                   None                                   None
L. Steven Goldstein(3)                             None                                    None
Trustee who is an "Interested Person"
William F. Truscott(4)                         Over $100,000                          Over $100,000
Paula R. Meyer                                     None                                   None


(1) The dollar ranges of equity securities reflected in the table above are as follows: None; $1 to $10,000; $10,001 to $50,000; $50,001 to $100,000; or
    over $100,000.


(2) Ms. Stern was elected as Trustee in May 2005.

(3) Mr. Goldstein resigned as a Trustee, effective December 31, 2004.

(4) Mr. Truscott resigned as a Trustee, effective May 25, 2005.


Independent Trustee Ownership of Securities

As of December 31, 2004, the Independent Trustees (and their respective immediate family members) did not beneficially own securities of the Manager or the Distributor, or an entity controlling, controlled by or under common control with the Manager or the Distributor (not including registered investment companies).

Compensation for Trustees

The Fund pays each Independent Trustee an annual fee of $10,000, paid quarterly. In addition, the Fund reimburses each Independent Trustee for travel and other expenses incurred in connection with attendance at such meetings. Other officers and Trustees of the Fund receive no compensation. During the fiscal year ended March 31, 2005, the Independent Trustees received the following compensation:


                                                    Pension or retirement                                 Total compensation
                                   Aggregate          benefits accrued as       Estimated annual          from Fund and Fund
                               compensation from         part of Fund               benefits               complex paid to
Name of Trustee                    Fund(1)                expenses(1)          upon retirement(1)             Trustee(1)
William T. Brown                    $5,000                   N/A                      N/A                    $5,000
L. Steven Goldstein                 $5,000                   N/A                      N/A                    $5,000
Mary K. Stern(2)                       0                     N/A                      N.A                         0

(1) The information furnished with respect to the Fund is for the fiscal year ended March 31, 2005. Compensation from the Fund Complex is based on compensation paid by funds in the Fund Complex overseen by the Trustees during the period ended March 31, 2005.


(2) Ms. Stern was elected as Trustee in May 2005, and therefore did not receive any compensation during the Fund's fiscal year ended March 31, 2005.

LIQUIDITY REQUIREMENTS

The Fund's portfolio is not subject to any minimum liquidity requirement.

CODE OF ETHICS

The Fund, the Manager, and the Distributor each has adopted a code of ethics as required by applicable law, which is designed to prevent affiliated persons of the Fund, the Manager, and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code of ethics). There can be no assurance that the codes of ethics will be effective in preventing such activities. Each code of ethics may be examined on the Internet from the SEC's website at www.sec.gov. In addition, each code of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

The Manager's code of ethics allows personnel to invest in securities for their own account, but requires compliance with the code's pre-clearance requirements and other restrictions including "blackout periods" and minimum holding periods, subject to limited exceptions. The code of ethics prohibits purchases of securities in initial public offerings and requires prior approval for purchases of securities in private placements.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Manager. Under an investment management services agreement ("Investment Management Agreement") with the Fund, the Manager, a registered investment adviser, provides supervisory services to the Fund, including supervision of the Fund's investment program. The Manager's address is 200 AXP Financial Center, Minneapolis, Minnesota 55474. The Manager is a wholly owned subsidiary of American Express Company ("American Express"), a financial services company. American Express and its subsidiaries provide travel-related services, financial advisory services, and international banking services worldwide.

On February 1, 2005, American Express Company announced plans to pursue a spin-off of 100% of the common stock of AEFC (the Manager of the Fund), to shareholders of the American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of the American Express Company. Upon completion of the transaction, AEFC will be a publicly traded company separate from American Express Company. It is anticipated that AEFC will thereafter change its name.


In connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from AEFC to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of Fund shares. The Fund will provide further information to shareholders when its evaluation is complete


Subject to the general supervision of the Board and in accordance with the investment objective, policies, and restrictions of the Fund, the Manager provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund pursuant to the Investment Management Agreement.

The Investment Management Agreement provides that the Manager (or its delegate), subject to the Board's oversight, provides investment advice consistent with the Fund's investment objective and policies; buy, retain and sell the Fund's portfolio investments; select brokers or dealers to execute transactions; prepare and make available to the Fund all necessary research and statistical data; maintain or cause to be maintained all required books, records, and reports, and other information not maintained or furnished by another service provider of the Fund; and all other services required in connection with management of the Fund.

The Investment Management Agreement remains in effect until September 2005, and will continue in effect from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the affirmative vote of (i) a majority of the Trustees who are not parties to the Investment Management Agreement or interested persons of any party to the Investment Management Agreement, or of any entity regularly furnishing investment advisory services with respect to the Fund pursuant to an agreement with any party to the Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (ii) a majority of the Fund's Board or the holders of a majority of the outstanding voting securities of the Fund.

In considering the initial term of the Investment Management Agreement, the Trustees considered several factors they believed, in their own business judgment, to be relevant in reviewing the Investment Management Agreement including, but not limited to, the following: (i) the nature and quality of the services to be provided by the Manager; (ii) the fairness of the compensation under the Investment Management Agreement in light of the services to be provided; (iii) the personnel, operations, financial condition, and investment management capabilities and methodologies of the Manager; and (iv) the expenses to be borne by Shareholders. In reviewing these factors, the Board considered, among other things: comparative data and other factors bearing on the quality of the services to be provided to the Fund and the cost to Shareholders; factors relating to the Fund's investments in Investment Vehicles, including the fees and expenses of the Investment Vehicles and a comparison of the services provided by AEFC to the services provided by the Money Managers; and the fact that the Fund is a closed-end fund that may periodically repurchase shares from Shareholders. Based upon its review, the Board has determined that the Investment Management Agreement is in the best interests of the Fund and its Shareholders. Accordingly, after consideration of the factors described above, and such other factors and information it considered relevant, the Board, including by a unanimous vote of the Independent Trustees, approved the Investment Management Agreement.

The Investment Management Agreement may be terminated at any time without penalty, on not more than 60 days' written notice, by the Fund's Board, by vote of holders of a majority of the outstanding voting securities of the Fund, or by the Manager. The Investment Management Agreement will automatically be terminated in the event of its assignment, as defined in the 1940 Act, provided that an assignment to a corporate successor to all or substantially all of the Manager's business or to a wholly owned subsidiary of such corporate successor which does not result in a change of actual control or management of the Manager's business will not be deemed to be an assignment for the purposes of the Investment Management Agreement.

Certain affiliates of the Manager may provide services to the Investment Vehicles in compliance with applicable law. In addition, the Fund may from time to time invest in Investment Vehicles audited by a firm which has entered into a professional services relationship with an affiliate of the Manager. Accordingly, the Fund intends to limit its investment in these Investment Vehicles.

The Fund pays an asset-based fee to the Manager for its management services at an annual rate of 1.25%, payable monthly in arrears, of the Fund's month-end net assets, including assets attributable to the Manager (or its affiliates) and before giving effect to any repurchases by the Fund of Shares. For the fiscal period ended March 31, 2004, the Fund paid the Manager $312,562 for its services under the Investment Management Agreement, of which $148,050 was waived pursuant to an expense limitation agreement, making the total net Manager compensation $164,512. For the fiscal period ended March 31, 2005, the Fund paid the Manager $463,419 for its services under the Investment Management Agreement, of which $_______ was waived pursuant to an expense limitation agreement, making the total net Manager compensation $ _________ See "Expense Limitation Agreement."


Investment Committee. An Investment Committee for the Fund consisting of James
H. Field and Samuel Perruchoud ("Investment Committee Members") is jointly and primarily responsible for the day-to-day management of the Fund. The Investment Committee Members are responsible for portfolio construction; subscription and redemption decisions relating to Investment Vehicles; position sizing and strategy allocation decisions; and research, due diligence and monitoring of Investment Vehicles. No Investment Committee Member is solely responsible for making recommendations for portfolio purchases and sales or asset allocation recommendations.

Other Accounts Managed

As of March 31, 2005, in addition to this Fund, Mr. Perruchoud served as portfolio manager for three privately offered pooled investment vehicles with approximately $62 million in total assets, an offshore registered fund with approximately $910 million in total assets and separate account assets of $350 million. With respect to the three privately offered pooled investment vehicles, the advisory fee paid to the manager is based in part on the performance of the three investment vehicles. Mr. Perruchoud is not involved in the day-to-day management of any registered investment companies other than the Fund.

As of March 31, 2005, in addition to this Fund, Mr. Field served as portfolio manager for three privately offered pooled investment vehicles with approximately $62 million in total assets and separate account assets of $350 millon. With respect to the three privately offered pooled investment vehicles the advisory fee paid to the manager is based in part on the performance of the three investment vehicles. Mr. Field is not involved in the day-to-day management of any registered investment companies other than the Fund.

Potential Conflicts of Interest

Investment Committee Members may manage one or more funds as well as other types of accounts, including proprietary accounts, separate accounts for institutions and individuals, and other pooled investment vehicles. Investment Committee Members make investment decisions for an account or portfolio based on its investment objectives and policies, and other relevant investment considerations. Investment Committee Members may manage a separate account or other pooled investment vehicle whose fees may be materially greater than the management fees paid by the Fund and may include a performance-based fee. Management of multiple funds and accounts may create potential conflicts of interest relating to the allocation of investment opportunities, and the aggregation and allocation of trades.

AEFC and the Fund's Investment Committee have a fiduciary responsibility to all of the clients for which they manage accounts. AEFC and the Fund's Investment Committee seek to provide best execution of all securities transactions and, where possible, to aggregate securities transactions and then allocate securities to client accounts in a fair and timely manner. AEFC has developed policies and procedures, including brokerage and trade allocation policies and procedures, designed to mitigate and manage the potential conflicts of interest that may arise from the management of multiple types of accounts for multiple clients. For further information, see "Conflicts of Interest" in the Fund's prospectus.

Structure of Compensation

Mr. Field's compensation consists of (i) a base salary, (ii) an annual cash bonus, a portion of which may be subject to a mandatory deferral program, and
(iii) an equity incentive award in the form of stock options and/or restricted stock. His annual bonus is paid from a team bonus pool that is determined by a percentage of the assets managed by the Team of which Mr. Field is a member and by a participation to the annual performance delivered on those assets, including the Fund assets. Senior management has the discretion to increase or decrease the size of the bonus pool and to determine the exact amount of Mr. Field's bonus based on his performance as an employee. Investment Committee Members are provided with a benefits package, including life insurance, health insurance, and participation in a company retirement plan, comparable to that received by other employees. Depending upon their job level, Investment Committee Members may also be eligible for other benefits or perquisites that are available to all AEFC employees at the same job level.

Mr. Perruchoud's compensation consists of (i) a base salary, (ii) an annual cash bonus, a portion of which may be subject to a mandatory deferral program, and
(iii) an equity incentive award in the form of stock options and/or restricted stock. His annual bonus is paid from a team bonus pool that is determined by a percentage of the assets managed by the Team of which Mr. Field is a member and by a participation to the annual performance delivered on those assets, including the Fund assets. Senior management has the discretion to increase or decrease the size of the bonus pool and to determine the exact amount of Mr. Perruchoud's bonus based on his performance as an employee. Investment Committee Members are provided with a benefits package, including life insurance, health insurance, and participation in a company retirement plan, comparable to that received by other employees. Depending upon their job level, Investment Committee Members may also be eligible for other benefits or perquisites that are available to all employees at the same job level.

Ownership of Fund Shares

As of March 31, 2005, the Investment Committee Members do not own or have any beneficial interest in Fund Shares.

As noted above, in connection with the spin-off, American Express Company's senior management recently made the decision to move the investment team for the Fund from AEFC to American Express Bank, a subsidiary of American Express Company. Post-spin-off the investment team will no longer be associated with the Fund. The investment team will continue to manage the Fund prior to the spin-off. The impact of this change is currently being evaluated by management and the Board of Trustees of the Fund. We estimate the evaluation period will be complete by July 31, 2005. During the evaluation period, the Fund will suspend investor purchases of Fund shares. The Fund will provide further information to shareholders when its evaluation is complete


ADMINISTRATOR AND SUB-ADMINISTRATOR

AEFC also serves as the Administrator to the Fund pursuant to an administrative services agreement (the "Administration Agreement") with the Fund. AEFC provides the Fund with certain administrative and shareholder services necessary for Fund operations and is responsible for the supervision of other Fund service providers. AEFC may in turn use the facilities or assistance of its affiliates or other delegates to provide certain services under the Administration Agreement, on terms agreed between AEFC and such affiliates or delegates. The administrative services provided by AEFC include but are not limited to: (1) shareholder servicing functions, including preparation of shareholder reports and communications; (2) regulatory compliance, such as reports and filings with the SEC and state securities commissions; and (3) general supervision of the operations of the Fund, including coordination of the services performed by the Fund's transfer agent, custodian, legal counsel, independent accountants, and others. AEFC (or an affiliate of AEFC) also furnishes the Fund with office space facilities required for conducting the business of the Fund, and pays the compensation of those officers, employees and Trustees of the Fund affiliated with AEFC. AEFC has contractually agreed to provide these services, and receives an administration fee, payable monthly in arrears by the Fund, at an annual rate equal to 0.25% of the Fund's month-end net assets, including assets attributable to the Manager and before giving effect to any repurchases of Shares by the Fund. For the fiscal period ended March 31, 2004, the Fund paid AEFC, in its capacity as Administrator, $32,903 for its services under the Administration Agreement. For the fiscal period ended March 31, 2005, the Fund paid AEFC, in its capacity as Administrator, $92,684 for its services under the Administration Agreement.

The Administration Agreement may be terminated by AEFC or the Trustees, or by a vote of a majority of the outstanding voting securities of the Fund, at any time on 60 days' written notice.

The Administration Agreement was approved by the Board of Trustees, including all of the Independent Trustees. In approving the Administration Agreement, the Trustees determined that: (1) the Administration Agreement is in the best interests of the Fund and its Shareholders; (2) the services to be performed under the Administration Agreement are services required for the operation of the Fund; (3) AEFC is able to provide, or to procure, services for the Fund which are at least equal in nature and quality to services that could be provided by others; and (4) the fees to be charged pursuant to the Administration Agreement are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In accordance with the terms of the Administration Agreement and with the approval of the Fund's Board, the Manager has engaged BISYS Fund Services Ohio, Inc. ("BISYS"), whose principal business address is 3435 Stelzer Road, Columbus, OH 43219, to serve as the Fund's sub-administrator pursuant to a transfer agency and sub-administration agreement between BISYS and the Manager ("Transfer Agency and Sub-Administration Agreement"). Under the Transfer Agency and Sub-Administration Agreement, BISYS provides administrative, accounting, and investor services to the Fund.

Expense Limitation Agreement. Pursuant to an expense limitation agreement ("Expense Limitation Agreement"), the Manager has contractually agreed to waive investment management or administration fees and/or reimburse the Fund's other expenses ("Other Expenses"), except as noted below, to the extent that Other Expenses cause the Fund's annualized expenses to exceed 1.50% for the period ending on July 31, 2006.

Under the Expense Limitation Agreement, Other Expenses include, but are not limited to: brokerage commissions; interest and fees on any borrowings by the Fund; fees and expenses in connection with repurchase offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); expenses of printing and filing reports and other documents with government agencies; expenses of printing and distributing prospectuses, reports, notices and proxy materials to Shareholders; expenses of shareholder meetings; shareholder recordkeeping and shareholder accounting services, fees, and disbursements; in connection with Board meetings, fees and expenses of the Trustees that the Manager, the Distributor or their affiliates do not employ; and expenses such as organizational expenses that are capitalized in accordance with generally accepted accounting principles. All organizational and offering expenses are being voluntarily borne by the Manager. The Fund will pay and will not be reimbursed for extraordinary or non-recurring expenses, including, for example, costs of litigation and indemnification expenses.

 The Expense Limitation Agreement will automatically renew for one-year terms and may be terminated by the Manager or the Fund upon 30 days' prior written notice to the other party.

CUSTODIAN

Huntington National Bank ("Custodian"), whose principal business address is 41 South High Street, Columbus, Ohio 43215, serves as the custodian of the Fund's assets pursuant to a custodian agreement with the Fund, under which the Custodian maintains a separate account in the name of the Fund, holds and transfers portfolio securities on account of the Fund, accepts receipts and makes disbursements of money on behalf of the Fund, collects and receives all income and other payments and distributions on account of the Fund's securities, maintains the Fund's subscription agreements from investments made in the Investment Vehicles, and makes periodic reports to the Board concerning the Fund's operations. For its services, the Fund may pay the Custodian a maintenance charge and a charge per transaction in addition to reimbursing the Custodian for out-of-pocket expenses. The Custodian is an affiliate of BISYS, the Fund's sub-administrator and transfer agent.

CONTROL PERSONS

IDS Life Insurance Company ("IDS Life"), (insert address) an affiliate of the Manager, provided the Fund's initial capital. As of May 31, 2005, based on the Fund's net asset value as of March 31, 2005, Shares held by IDS Life constitute 61.67% of the Fund's outstanding shares. By virtue of its ownership of more than 25% of the Fund's outstanding shares, IDS Life may be deemed to control the Fund and (depending on the value of shares then held by other Shareholders) may be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote.

As of May 31, 2005, (based on the Fund's net asset value as of March 31, 2005, IDS Life was the only person owning of record or beneficially 5% or more of the Fund's outstanding shares.


As of May 31, 2005 (based on the Fund's net asset value as of [March 31, 2005]), the Trustees and officers of the Fund, as a group, owned less than 1% of the outstanding Shares.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, whose principal business address is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402, serves as the independent registered public accounting firm for the Fund and in such capacity has audited the Fund's annual financial statements and financial highlights. The date of the most recent audit of the Fund is March 31, 2005.

When available, the Fund will furnish, without charge, a copy of its Annual and Semi-Annual Reports to Shareholders upon request to the Fund. Shareholders may write to the Distributor at 200 AXP Financial Center, Minneapolis, Minnesota 55474, or call 1-800-390-1560.

DISTRIBUTOR

The Distributor, AEFA, acts as principal distributor of the Shares pursuant to a Distribution Agreement.


As noted above, the Fund recently suspended investor purchases of Shares. See "Important Notice -- Recent Developments Affecting the Fund." Prior to such suspension, Shares of the Fund have been offered through the Distributor and broker-dealers that have entered into a selling agreement with the Distributor ("Selling Broker-Dealers"). Shares also have been available for purchase through an investment adviser, broker-dealer, or other financial intermediary who has discretionary authority over client assets for which the investment adviser, broker-dealer or financial intermediary receives compensation for advisory services, executing transactions in Fund shares, or other services performed on the client's behalf ("Service Agents"). The Distributor or its affiliates may pay from their own resources compensation to Selling Broker-Dealers and Service Agents. The Distributor or its affiliates also may pay from their own resources additional compensation to Selling Broker-Dealers or Service Agents in connection with the sale and distribution of Shares or servicing of investors. Such payments may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Fund instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

Service Agents may impose additional or different conditions than the Fund on purchases, repurchases or exchanges of Fund shares by their clients. Service Agents also may independently establish and charge their clients transaction fees, advisory fees, and account fees and other amounts in connection with purchases, sales and repurchases of Fund shares in addition to any fees charged by the Fund. These additional fees may vary over time and would increase the cost of the client's investment and lower investment returns. Service Agents are responsible for transmitting to its clients a schedule of any such fees and information regarding any additional or different conditions regarding purchases, repurchases and exchanges. Shareholders who are clients of Service Agents should consult the services agents for information regarding these fees and conditions.

SHARES OF BENEFICIAL INTEREST

The Fund is authorized to issue an unlimited number of Shares.

Investments may be subject to a sales charge of up to 3.0% of the subscription amount subject to: (i) reductions for investments of $100,000 or more; and (ii) waivers for certain types of investors. There is a minimum initial investment, excluding any applicable initial sales charges, of $25,000 for investors purchasing Shares through a retail financial advisor or agent of the Distributor or a Selling Broker-Dealer, or $1.5 million for investors purchasing Shares through the institutional marketing channel of the Distributor or a Selling Broker-Dealer, subject to waiver.

Shareholders do not have preemptive, subscription, or conversion rights, and are not liable for further calls or assessments. The Board is authorized to classify and reclassify any unissued Shares from time to time by setting or changing the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchases of such Shares. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form and Shares may be purchased only through the Distributor or Selling Broker-Dealers.

Each Share, and each fraction thereof, is entitled to proportionate rights and obligations, including with respect to receipt of dividends and distributions, repurchases of Shares, and termination of the Fund. With respect to voting, however, each dollar of net asset value shall be entitled to one vote as to any matter. The Fund does not intend to hold annual meetings of Shareholders, except when required by applicable law and regulation. Special meetings may be called by the Board or the President of the Fund. Shareholders may call for a special meeting for any purpose deemed necessary or desirable upon the written request of at least a majority of the outstanding Shares entitled to vote.

In general, unless otherwise required by applicable law, any action requiring a vote of Shareholders shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding voting securities entitled to be cast of the requisite quorum of thirty-three and one-third percent (331/3%). Any change in the Fund's fundamental policies requires approval of a majority of the votes entitled to be cast in person or by proxy, as defined in the 1940 Act. Shareholders must also approve any amendment to the Fund's Declaration of Trust or Bylaws that would result in a change in their voting rights. Some of the foregoing could have the effect of delaying, deferring, or preventing changes in control of the Fund.

Under the Fund's Declaration of Trust, the Board has the power, without Shareholder approval, unless otherwise required by applicable law, to cause, among other things, the Fund to merge or consolidate with another entity, to reorganize the Fund as another kind of entity, and to liquidate the Fund. The Declaration of Trust also permits the Board to convert the Fund in the future into a master or feeder fund in a master-feeder fund structure without Shareholder approval. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Fund, after payment of all of the liabilities of the Fund, the Shareholders are entitled to share ratably in all the remaining assets of the Fund.

SUMMARY OF DECLARATION OF TRUST

The following is a summary description of select provisions of the Declaration of Trust. The description of these items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust filed as an exhibit to the Fund's registration statement.

Liability of Shareholders; Duty of Care. All persons extending credit to, doing business with, contracting with or having or asserting any claims against the Fund or the Trustees shall look only to the assets of the Fund for payment under any such credit transaction, contract or claim; and neither the Shareholders nor the Trustees, nor any of their agents, whether past, present, or future, shall be personally liable.

Under the Declaration of Trust, there is expressly disclaimed shareholder and Trustee liability for acts and obligations of the Fund. Nothing in the Declaration of Trust shall, however, protect a Trustee or officer against any liability to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of such Trustee or officer.

Termination of the Fund. The Fund may be terminated at any time by the vote of 662/3% of the outstanding Shares entitled to vote or by a vote of 662/3% of the Trustees upon notice to Shareholders. Upon the termination of the Fund, it will satisfy charges, taxes, expenses and liabilities whether due, accrued, or anticipated by the Trustees. Once the Fund's obligations have been satisfied, the remaining assets will be converted to cash and distributed to Shareholders ratably according to the number of Shares held by the Shareholder at the termination of the Fund.

Voting. Each dollar of net asset value shall be entitled to one vote. Shareholders may vote on the election and removal of Trustees and other matters as required by law, the Declaration of Trust, the Bylaws, any SEC registration statement, or as the Trustees deem necessary or desirable. Except for the exercise of their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

CALCULATION OF FEES

If, consistent with the provisions of the Declaration of Trust and the Fund's currently effective registration statement, the determination of net asset value is suspended or net asset value is otherwise not calculated on a particular day, then for purposes of calculating and accruing any fee payable by the Fund that is based on the Fund's net asset value, such fee will be computed on the basis of the value of the Fund's net assets as last calculated.

LEGAL COUNSEL

Dechert LLP, 1775 I St., N.W., Washington, D.C. 20006-2401, serves as legal counsel to the Fund.

PORTFOLIO TRANSACTIONS

The Fund anticipates that many of its transactions will be effected directly with Investment Vehicles and such transactions may not be subject to brokerage commissions. In some instances, however, the Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Investment Vehicles or parties acting on behalf of or at the direction of Investment Vehicles. Any such expenses paid by the Fund will be reimbursed by the Manager. Portfolio transaction orders may be directed to any broker, including, to the extent and in the manner permitted by applicable law, the Distributor or its affiliates, and other affiliates of the Fund.

PROXY VOTING POLICIES AND PROCEDURES

The Fund invests substantially all of its assets in the securities of Investment Vehicles, which are privately placed entities, typically referred to as "hedge funds." These securities do not typically convey traditional voting rights to the holder and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Manager and/or the Fund may receive notices from the Investment Vehicles seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Investment Vehicles' limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Fund receives notices or proxies from Investment Vehicles (or receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities with respect to the Fund's portfolio securities to the Manager, subject to the Board's general oversight and with the direction that proxies should be voted consistent with the Fund's best economic interests.

The Manager has adopted its own Proxy Voting Policies and Procedures ("Policies") for this purpose. As a general principle, the Manager will vote to maximize shareholder value, while considering all relevant factors, and vote without undue influence from individuals or groups who may have an economic interest in the outcome of the proxy vote. The Manager has drafted its policy in conjunction with certain of its majority-owned advisory affiliates, namely, American Express Asset Management Group Inc., American Express Asset Management International Inc., AEFA, Kenwood Capital Management LLC, and its affiliate, American Express Trust Company. Under this policy, each entity will designate one representative to serve on a Proxy Voting Committee (the "Committee"), which will have general oversight over the voting of proxies by these six entities. The Committee will designate one individual to serve as the Proxy Administrator to coordinate the proxy voting process between each affiliate and the Committee. In addition, each affiliate will designate one individual to serve as the Proxy Voting Liaison and consult with the Committee and the Proxy Administrator. If it is determined that a proxy presents a material conflict of interest, then the Manager shall vote the proxy in accordance with the recommendations of Institutional Shareholder Services ("ISS"), if available, or, if ISS has disclosed that it has a conflict of interest with the vote, another independent third party.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The next filing will be due no later than August 31, 2005, for the twelve months ended June 30, 2005. The Fund's Form N-PX filing are available: (i) without charge, upon request, by calling the Fund at 1-800-390-1560; or (ii) by visiting the SEC's website at www.sec.gov.

FINANCIAL STATEMENTS

The Financial Statements and the independent registered public accounting firm's reports thereon, appearing in the Fund's Annual Report for the period April 1, 2004 to March 31, 2005, are incorporated by reference in this Statement of Additional Information. The Fund's Annual and Semi-Annual Reports are available:
(i) without charge, upon request, by calling the Fund at 1-800-390-1560; or (ii) by visiting the SEC's website at www.sec.gov.

APPENDIX: RATINGS OF CORPORATE BONDS AND COMMERCIAL PAPER

S&P corporate bond ratings

    AAA -- Bonds rated AAA have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

    AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the higher rated issues only in small degree.

    A -- Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in higher rated categories.

    BB, B, CCC, CC, C -- Bonds rated BB, B, CCC, CC, and C are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

    CI -- The rating CI is reserved for income bonds on which no interest is being paid.

    D -- Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

    Plus (+) or Minus (-) -- The ratings above may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

Moody's corporate bond ratings

    Aaa -- Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or an exceptionally stable margin, and principal is secure. Although the various protective elements are likely to change, the changes that can be visualized are most unlikely to impair the fundamentally strong position of the issuer.

    Aa -- Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as "high grade bonds." They are rated lower than the best bonds because margins of protection may not be as large as in Aaa-rated securities, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa-rated securities.

    A -- Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

    Baa -- Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Ba -- Bonds rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

    B -- Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

    Caa -- Bonds rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

    Ca -- Bonds rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

    C -- Bonds rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

    Modifiers -- Moody's may apply numerical modifiers 1, 2, and 3 in each generic rating classification described above. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issuer ranks in the lower end of its generic rating category.

S&P commercial paper ratings

    A-1 -- This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+).

Moody's commercial paper ratings

    Issuers rated Prime-1 (or related supporting institutions), also known as P-1, have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

   - Leading market positions in well-established industries;

   - High rates of return on funds employed;

   - Conservative capitalization structures with moderate reliance on debt and ample asset protection;

   - Broad margins in earnings coverage of fixed financial charges and high internal cash generation; and

   - Well-established access to a range of financial markets and assured sources of alternate liquidity.

                                                              S-6268-20 D (7/04)

                                     PART C:
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(1)       Financial Statements:

          Included in Part A:  None

          Included in Part B: The following financial statements are incorporated by reference into the Statement of Additional Information from the Fund's annual report, as contained in the Fund's Form N-CSR for the fiscal year ended March 31, 2005, as filed with the Securities and Exchange Commission via EDGAR on June _, 2005.

               (i)    Statement of Assets and Liabilities, dated March 31, 2005;

               (ii) Notes to Statement of Assets and Liabilities, dated March 31, 2005; and

               (iii)  Report of Independent Accountants, dated March 31, 2005.

(2)       Exhibits

          (a)(1)      Declaration of Trust (2)

          (a)(2)      Certificate of Trust (1)

          (a)(3)      Amended Certificate of Trust (2)

          (b)         Amended and Restated Bylaws of Registrant (filed herewith)

          (c)         Not applicable.

          (d)         Refer to exhibits (a)(1) and (b)

          (e)         Not applicable

          (f)         Not applicable

          (g) Form of Investment Management Services Agreement between American Express Financial Corporation and the Registrant (2)

          (h) Form of Distribution Agreement between American Express Financial Advisors Inc. and the Registrant
                      (2)

          (i)         Not applicable

          (j) Custodian Agreement between Huntington National Bank and the Registrant (filed herewith)

          (k)(1) Form of Administrative Services Agreement between American Express Financial Corporation and the Registrant (2)

          (k)(2) Amendments to the Transfer Agency and Subadministration Agreement between BISYS Fund Services Ohio, Inc. and American Express Financial Corporation (filed herewith)

                       (i)   Amendment dated October 5, 2004
                       (ii)  Amendment dated December 10, 2004
                       (iii) Amendment dated March 1, 2005

          (k)(3) Form of Expense Limitation Agreement between American Express Financial Corporation and the Registrant (filed herewith)

          (l)         Consent of Counsel (filed by amendment)

          (m)         Not applicable

          (n)         Consent of Auditors - KPMG LLP (filed herewith)

          (o)         Not applicable

          (p) Purchase Agreement for Initial Capital between IDS Life Insurance Company and the Registrant (2)

          (q)         Not applicable

          (r)(1)      Amended Code of Ethics of the Registrant (filed herewith)

          (r)(2) Amended Code of Ethics of American Express Financial Corporation, the investment manager for the Registrant, and American Express Financial Advisors Inc., the principal underwriter for the Registrant (filed herewith)

          (s)(1)      Power of Attorney for William T. Brown (2)

          (s)(2)      Power of Attorney for Paula R. Meyer (filed herewith)

          (s)(3)      Power of Attorney for Mary K. Stern (filed herewith)

----------------------------

(1) Incorporated by reference from the Registrant's Initial Registration Statement on Form N-2, SEC File No. 333-102751, filed January 27, 2003.

(2) Incorporated by reference from Pre-Effective Amendment No. 3 to Registrant's registration statement on Form N-2, SEC File No. 333-102751, filed October 9, 2003.

Item 25.  Marketing Arrangements

          See Form of Distribution Agreement previously filed, and incorporated herewith, in Pre-Effective Amendment No. 3 to Registrant's registration statement on Form N-2, filed October 9, 2003.

Item 26.  Other Expenses of Issuance and Distribution*

          All figures are estimates:(1)

              Registration Fees                                        $     __
              Printing Expenses                                        $     __
              Legal Fees and Expenses                                  $     __
              National Association of Securities Dealers, Inc. Fees    $     __
              Accounting Fees and Expenses                             $     __
              Blue Sky Expenses                                        $     __
              ------------------------------------------------------------------
              Total                                                    $     __

          * AEFC is voluntarily bearing all of the Fund's organizational and offering expenses.

          (1) The expenses set forth above include the expenses associated with the issuance and distribution of the Registrant's interests previously registered on the Registrant's Registration Statement on Form N-2 (SEC File No. 333-102751).

Item 27.  Persons Controlled by or Under Common Control With Registrant

          Not applicable.

Item 28.  Number of Holders of Securities

          Record holders of shares of beneficial interest:                    __

Item 29.  Indemnification

          Article VII, Section 2 of the Registrant's Declaration of Trust states as follows:

(a) A Trustee or officer of the Trust, when acting in such capacity, shall not be personally liable to any person for any act, omission, or obligation of the Trust or any Trustee or officer. A Trustee or officer shall not be liable for any act or omission or any conduct whatsoever in his or her capacity as Trustee or officer, provided that nothing contained herein or in the Delaware Act shall protect any Trustee against any liability to the Trust or to Shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or officer hereunder. No Trustee who has been designated an "audit committee financial expert" (for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 or any successor provision thereto, and any rules issued thereunder by the Commission) in the Trust's registration statement or other reports required to be filed with the Commission shall be subject to any greater duty of care in discharging such Trustee's duties and responsibilities by virtue of such designation than is any Trustee who has not been so designated.

(b) Subject to the exceptions and limitations contained in Subsection 2(c) of this Article VII:

          (i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Trustee or officer and against amounts paid or incurred by him or her in the settlement thereof;

          (ii) the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits, or proceedings (civil, criminal, or other, including appeals), actual or threatened while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.

(c) No indemnification shall be provided hereunder to a Covered Person: who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust.

(d) The Trust's financial obligations arising from the indemnification provided herein may be insured by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(e) Expenses in connection with the defense of any claim, action, suit, or proceeding of the character described in Subsection 2(a) of this Article may be paid by the Trust or Series or Class from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or Series if it is ultimately determined that he or she is not entitled to indemnification under this Section 2; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or
          (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this
          Section 2.

(f) All persons extending credit to, contracting with, or having any claim against the Trust shall look only to the assets of the Trust or appropriate Series of the Trust for payment under such credit, contract, or claim; and neither the Trustees nor the Shareholders, nor any of the Trust's officers, employees, or agents, whether past, present, or future, shall be personally liable therefor.

(g) Every note, bond, contract, instrument, certificate, or undertaking, and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees by any of them in connection with the Trust, shall conclusively be deemed to have been executed or done only in or with respect to his, her, or their capacity as Trustee or Trustees, and such Trustee or Trustees shall not be personally liable thereon. At the Trustees' discretion, any note, bond, contract, instrument, certificate, or undertaking made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the Office of the Secretary of State of the State of Delaware and that a limitation on liability of Series exists and such note, bond, contract, instrument, certificate, or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust by a Trustee or Trustees in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officer, or Shareholders individually.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act") may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 30.  Business and Other Connections of Investment Adviser

a. American Express Financial Corporation ("AEFC"), a registered investment adviser, serves as the investment adviser to the Advisory Hedged
      Opportunity Fund and other institutional and privately managed accounts.

b. Business and other connections of the directors and officers of AEFC is set forth below.

Directors and officers of American Express Financial Corporation who are directors and/or officers of one or more other companies:

Name and Title                      Other company(s)                  Address*                Title within other
                                                                                                   company(s)
-------------------------       -----------------------      -------------------------    -----------------------
Gumer C. Alvero                 American Centurion Life      20 Madison Ave. Extension    Director and Vice President - Annuities
Vice President - General        Assurance Company            P.O. Box 5555
Manager Annuities                                            Albany, NY  12205-0555

                                American Enterprise Life                                  Director and Executive
                                Insurance Company                                         Vice President - Annuities

                                American Express Financial                                Vice President - General Manager
                                Advisors Inc.                                             Annuities

                                American Express Insurance                                Director and Vice President
                                Agency of Alabama Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Arizona Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Idaho Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Maryland Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Massachusetts Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Nevada Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of New Mexico Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Oklahoma Inc.

                                American Express Insurance                                Director and Vice President
                                Agency of Wyoming Inc.

                                American Partners Life       1751 AXP Financial Center    Director and President
                                Insurance Company            Minneapolis MN  55474

                                IDS Life Insurance Company                                Director and Executive Vice President -
                                                                                          Annuities

                                IDS Life Insurance Company   P.O. Box 5144                Director and Vice President - Annuities
                                of New York                  Albany, NY  12205

                                IDS Life Series Fund, Inc.                                Director and Chairman of the Board

                                IDS Life Variable Annuity                                 Manager and Chairman of the Board
                                Funds A & B

Ward D. Armstrong               American Express Financial                                Senior Vice President -
Senior Vice President -         Advisors Inc.                                             Retirement Services and Asset
Retirement Services                                                                       Management Group
and Asset Management Group
                                American Express Asset                                    Director and President
                                Management Group Inc.

                                American Express Trust                                    Director and Chairman of
                                Company                                                   the Board

                                Kenwood Capital Management LLC                            Manager

                                Northwinds Marketing                                      Manager
                                Group LLC

John M. Baker                   American Express Financial                                Vice President - Chief Client
Vice President - Plan Sponsor   Advisors Inc.                                             Service Officer
Services
                                American Express Asset                                    Vice President
                                Management Group Inc.

                                American Express Trust                                    Director and Senior Vice President
                                Company

Dudley Barksdale                American Express Financial                                Vice President - Service
Vice President - Service        Advisors Inc.                                             Development
Development

Timothy V. Bechtold             American Centurion Life      20 Madison Ave. Extension    Director, President and Chief
Vice President -                Assurance Company            P.O. Box 5555                Executive Officer
Insurance Products                                           Albany, NY  12205-0555
                                American Enterprise Life                                  Director
                                Insurance Company

                                American Express Financial                                Vice President - Insurance
                                Advisors Inc.                                             Products

                                American Express Insurance                                Director, President and Chief
                                Agency of Alabama Inc.                                    Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Arizona Inc.                                    Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Idaho Inc.                                      Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Maryland Inc.                                   Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Massachusetts Inc.                              Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Nevada Inc.                                     Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of New Mexico Inc.                                 Executive Officer

                                American Express Insurance                                Director and President and Chief
                                Agency of Oklahoma Inc.                                   Executive Officer

                                American Express Insurance                                Director, President and Chief
                                Agency of Wyoming Inc.                                    Executive Officer

                                American Partners Life                                    Director and Vice President-Insurance
                                Insurance Company                                         Products

                                IDS Life Insurance Company                                Director and President

                                IDS Life Insurance Company   P.O. Box 5144                Director, President and Chief
                                of New York                  Albany, NY 12205             Executive Officer

                                IDS Life Series Fund, Inc.                                Director, President and Chief
                                                                                          Executive Officer

                                IDS Life Variable Annuity                                 Manager, President and Chief
                                Funds A & B                                               Executive Officer

                                IDS REO 1, LLC                                            President

                                IDS REO 2, LLC                                            President

Arthur H. Berman                American Enterprise Life                                  Director, Vice President - Finance
Senior Vice President and       Insurance Company
Chief Financial Officer
                                American Express                                          Senior Vice President and
                                Financial Advisors Inc.                                   Chief Financial Officer

                                American Express                                          Director
                                Trust Company

                                American Partners Life                                    Director, Vice President - Finance
                                Insurance Company

                                IDS Life Insurance                                        Director, Executive Vice
                                Company                                                   President - Finance

Walter S. Berman                Advisory Capital Partners LLC                             Treasurer
Director, Senior Vice President
and Treasurer                   Advisory Capital Strategies                               Treasurer
                                Group Inc.

                                Advisory Convertible Arbitrage LLC                        Treasurer

                                Advisory Quantitative                                     Treasurer
                                Equity (General Partner) LLC

                                Advisory Select LLC                                       Treasurer

                                American Centurion Life                                   Vice President and Treasurer
                                Assurance Company

                                American Enterprise Life                                  Treasurer
                                Insurance Company

                                American Enterprise REO 1, LLC                            Treasurer

                                American Express Asset Management                         Treasurer
                                Group, Inc.

                                American Express Asset Management                         Treasurer
                                International, Inc.

                                American Express                                          Director and Treasurer
                                Certificate Company

                                American Express Client                                   Treasurer
                                Service Corporation

                                American Express Corporation                              Treasurer

                                American Express Financial                                Director, Senior Vice President
                                Advisors Inc.

                                American Express Financial                                Vice President and Treasurer
                                Advisors Japan Inc.

                                American Express Insurance                                Treasurer
                                Agency of Alabama Inc.

                                American Express Insurance                                Treasurer
                                Agency of Arizona Inc.

                                American Express Insurance                                Treasurer
                                Agency of Idaho Inc.

                                American Express Insurance                                Treasurer
                                Agency of Maryland Inc.

                                American Express Insurance                                Treasurer
                                Agency of Massachusetts Inc.

                                American Express Insurance                                Treasurer
                                Agency of Nevada Inc.

                                American Express Insurance                                Treasurer
                                Agency of New Mexico Inc.

                                American Express Insurance                                Treasurer
                                Agency of Oklahoma Inc.

                                American Express Insurance                                Treasurer
                                Agency of Wyoming Inc.

                                American Express Property                                 Treasurer
                                Casualty Insurance Agency

                                American Express Property                                 Treasurer
                                Casualty Insurance Agency
                                of Kentucky, Inc.

                                American Express Property                                 Treasurer
                                Casualty Insurance Agency
                                of Maryland, Inc.

                                American Express Property                                 Treasurer
                                Casualty Insurance Agency
                                of Pennsylvania, Inc.

                                American Partners Life                                    Vice President and Treasurer
                                Insurance Company

                                AMEX Assurance Company                                    Treasurer

                                Boston Equity General                                     Treasurer
                                Partner LLC

                                IDS Cable Corporation                                     Treasurer

                                IDS Cable II Corporation                                  Treasurer

                                IDS Capital Holdings Inc.                                 Treasurer

                                IDS Life Insurance Company                                Vice President and Treasurer

                                IDS Life Insurance Company                                Vice President and Treasurer
                                of New York

                                IDS Management Corporation                                Treasurer

                                IDS Partnership Services                                  Treasurer
                                Corporation

                                IDS Property Casualty                                     Treasurer
                                Insurance Company

                                IDS Realty Corporation                                    Treasurer

                                IDS REO 1, LLC                                            Treasurer

                                IDS REO 2, LLC                                            Treasurer

                                Investors Syndicate                                       Vice President and Treasurer
                                Development Corp.

                                Kenwood Capital                                           Treasurer
                                Management LLC

Robert C. Bloomer               American Express                                          Vice President - Technologies III
Vice President -                Financial Advisors Inc.
Technologies III

Leslie H. Bodell                American Express                                          Vice President - Technologies I
Vice President -                Financial Advisors Inc.
Technologies I

Kenneth I. Chenault
Director


Kenneth J. Ciak                 AMEX Assurance Company                                    Director, President and Chief
Vice President and General                                                                Executive Officer
Manager - IDS Property
Casualty                        American Express Financial                                Vice President and General
                                Advisors Inc.                                             Manager - IDS Property
                                                                                          Casualty

                                American Express Property                                 Director, President and Chief
                                Casualty Insurance Agency                                 Executive Officer
                                of Kentucky Inc.

                                American Express Property                                 Director, President and Chief
                                Casualty Insurance Agency                                 Executive Officer
                                of Maryland Inc.

                                American Express Property                                 Director, President and Chief
                                Casualty Insurance Agency                                 Executive Officer
                                of Pennsylvania Inc.

                                IDS Property Casualty        1 WEG Blvd.                  Director, President and Chief
                                Insurance Company            DePere, WI 54115             Executive Officer

Paul A. Connolly                American Express Financial                                Vice President - RL HR/US Retail
Vice President - Retail         Advisors Inc.
Distribution Services

James M. Cracchiolo             American Express Financial                                Director, Chairman of the Board,
Director, Chairman of           Advisors Inc.                                             President and Chief Executive Officer
the Board, President and
Chief Executive Officer         Threadneedle Asset                                        Chairman of the Board
                                Management Holdings LTD

Colleen Curran                  American Express Financial                                Vice President and
Vice President and Assistant    Advisors Inc.                                             Assistant General Counsel
General Counsel

Luz Maria Davis                 American Express Financial                                Vice President - Employee
Vice President - Employee       Advisors Inc.                                             Communications
Communications

William V. Elliott              American Express Financial                                Vice President - Financial
Vice President - Financial      Advisors Inc.                                             Planning and Advice
Planning and Advice

Benjamin R. Field               American Express                                          Vice President - Finance Education &
Vice President - Finance        Financial Advisors Inc.                                   Planning Services
Education & Planning
Services

Gordon M. Fines                 American Express Asset                                    Senior Vice President -
Vice President - Senior         Management Group Inc.                                     Growth Spectrum
Portfolio Manager I
                                American Express Financial                                Vice President - Senior
                                Advisors Inc.                                             Portfolio Manager I

Giunero Floro                   American Express                                          Vice President - Creative Services
Vice President - Creative       Financial Advisors Inc.
Services

Terrence J. Flynn               American Express                                          Vice President - Brokerage Clearing
Vice President - Brokerage      Financial Advisors Inc.                                   Operations
Clearing Operations
                                American Enterprise                                       Senior Vice President
                                Investment Services Inc.

Jeffery P. Fox                  American Express                                          Vice President - Investment Accounting
Vice President -                Financial Advisors Inc.
Investment Accounting
                                IDS Life Series, Inc.                                     Chief Financial Officer

                                IDS Life Variable Annuity                                 Chief Financial Officer
                                Funds A & B

Barbara H. Fraser               American Express Financial                                Executive Vice President - AEFA Products
Executive Vice                  Advisors Inc.                                             and Corporate Marketing
President - Chief
Marketing Officer

Peter A. Gallus                 American Express Financial                                Vice President - CAO - AEFA
Vice President - Investment     Advisors Inc.                                             Investment Management
Administration
                                American Express Asset                                    Assistant Treasurer
                                Management Group, Inc.

                                American Express Asset                                    Assistant Treasurer
                                Management International, Inc.

                                Kenwood Capital Management LLC                            Manager

                                IDS Capital Holdings Inc.                                 Vice President and Controller

Steve Guida                     American Enterprise                                       Vice President
Vice President - New            Investment Services Inc.
Business and Service
                                American Express Financial                                Vice President - New
                                Advisors Inc.                                             Business and Service

Teresa A. Hanratty              American Express Financial                                Senior Vice
Senior Vice President -         Advisors Inc.                                             President - Field Management
National Implementation
and Field Force Growth

Lorraine R. Hart                AMEX Assurance Company                                    Vice President -
Vice President - Investment                                                               Investments
Administration Officer
                                American Centurion Life      20 Madison Ave. Extension    Vice President -  Investments
                                Assurance Company            P.O. Box 5555
                                                             Albany, NY  12205-0555

                                American Enterprise Life     829 AXP Financial Center     Vice President -  Investments
                                Insurance Company            Minneapolis, MN  55474

                                American Enterprise          829 AXP Financial Center     Vice President
                                REO 1, LLC                   Minneapolis, MN  55474

                                American Express                                          Vice President -  Investments
                                Certificate Company

                                American Express                                          Director, President and Chief
                                Corporation                                               Executive Officer

                                American Express International                            Vice President - Investments
                                Deposit Company

                                American Express Financial                                Vice President - Investment
                                Advisors Inc.                                             Administration Officer

                                American Partners Life       1751 AXP Financial Center    Vice President - Investments
                                Insurance Company            Minneapolis, MN  55474

                                IDS Life Insurance Company                                Vice President - Investments

                                IDS Life Insurance Company   P.O. Box 5144                Vice President - Investments
                                of New York                  Albany, NY 12205

                                IDS Life Series Fund, Inc.                                Vice President - Investments

                                IDS Life Variable Annuity                                 Vice President - Investments
                                Funds A and B

                                IDS Property Casualty        1 WEG Blvd.                  Vice President - Investment Officer
                                Insurance Company            DePere, WI 54115

                                IDS REO 1, LLC                                            Vice President

                                IDS REO 2, LLC                                            Vice President

                                Investors Syndicate                                       Director and Vice
                                Development Corp.                                         President - Investments

Janis K. Heaney                 American Express Financial                                Vice President - Incentive
Vice President - Incentive      Advisors Inc.                                             Management
Management

Brian M. Heath                  American Express Financial                                Senior Vice President -  U.S.
Senior Vice President -         Advisors Inc.                                             Advisor Group
U.S. Advisor Group

Henry Heitman                   American Express Financial                                Vice President - Brokerage
Vice President - Brokerage      Advisors Inc.                                             Product Development
Product Development

Carol A. Holton                 American Centurion Life      20 Madison Ave. Extension    Director, Vice President - Third
Vice President - Third Party    Assurance Company            Albany, NY 12205-0555        Party Distribution
Distribution
                                American Enterprise Life     829 AXP Financial Center     Director and President
                                Insurance Company            Minneapolis, MN  55474

                                American Enterprise          829 AXP Financial Center     President
                                REO 1, LLC                   Minneapolis, MN  55474

                                American Express Financial                                Vice President - Third
                                Advisors Inc.                                             Party Distribution

                                IDS Life Insurance Company   20 Madison Ave. Extension    Director and Vice President -
                                of New York                  P.O. Box 5555                Third Party Distribution
                                                             Albany, NY  12205-0555

Debra A. Hutchinson             American Express Financial                                Vice President - Technologies I
Vice President -                Advisors Inc.
Technologies I

James M. Jensen                 American Express Financial                                Vice President - Advice
Vice President - Advice and     Advisors Inc.                                             and Retail Distribution
Retail Distribution Group,                                                                Group Product,
Product, Compensation and                                                                 Compensation and Field
Field Administration                                                                      Administration

                                American Express Insurance                                Director, Vice President
                                Agency of Alabama Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Arizona Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Idaho Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Maryland Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Massachusetts Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Nevada Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of New Mexico Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Oklahoma Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Texas Inc.

                                American Express Insurance                                Director, Vice President
                                Agency of Wyoming Inc.

Nancy E. Jones                  American Express Financial                                Vice President - Advisor
Vice President - Advisor        Advisors Inc.                                             Marketing
Marketing

William A. Jones                American Express                                          Vice President - Technologies III
Vice President -                Financial Advisors Inc.
Technologies III

John C. Junek                   American Express Financial                                Senior Vice President and
Senior Vice President           Advisors Inc.                                             General Counsel
and General Counsel

Ora J. Kaine                    American Express Financial                                Vice President - Retail
Vice President - Retail         Advisors Inc.                                             Distribution Services
Distribution Services

Michelle M. Keeley              AMEX Assurance Company                                    Vice President-Investments
Senior Vice President -
Fixed Income                    American Centurion Life                                   Vice President-Investments
                                Assurance Company

                                American Enterprise Life                                  Vice President-Investments
                                Insurance Company

                                American Express                                          Director and Senior Vice President -
                                Asset Management                                          Fixed Income
                                Group, Inc.

                                American Express                                          Vice President-Investments
                                Certificate Company

                                American Express Financial                                Senior Vice President-Fixed Income
                                Advisors Inc.

                                American Partners Life                                    Vice President-Investments
                                Insurance Company

                                IDS Life Insurance Company                                Vice President-Investments

                                IDS Life Insurance Company                                Vice President-Investments
                                of New York

                                IDS Life Series Fund Inc.                                 Vice President-Investments

                                IDS Life Variable Annuity                                 Vice President-Investments
                                Funds A and B

Claire Kolmodin                 American Express Financial                                Vice President - Strategic
Vice President - Strategic      Advisors Inc.                                             Initiatives
Initiatives

Christopher J. Kopka            Advisory Capital Partners LLC                             Money Laundering
                                                                                          Prevention Officer

                                Advisory Capital Strategies                               Money Laundering
                                Group Inc.                                                Prevention Officer

                                Advisory Convertible Arbitrage LLC                        Money Laundering
                                                                                          Prevention Officer

                                Advisory Quantitative                                     Money Laundering
                                Equity (General Partner) LLC                              Prevention Officer

                                Advisory Select LLC                                       Money Laundering
                                                                                          Prevention Officer

                                American Enterprise                                       Money Laundering
                                Investment Services, Inc.                                 Prevention Officer

                                American Enterprise Life                                  Money Laundering
                                Insurance Company                                         Prevention Officer

                                American Express Asset Management                         Money Laundering
                                Group, Inc.                                               Prevention Officer

                                American Express Asset Management                         Money Laundering
                                International, Inc.                                       Prevention Officer

                                American Express                                          Money Laundering
                                Certificate Company                                       Prevention Officer

                                American Express Client                                   Money Laundering
                                Service Corporation                                       Prevention Officer

                                American Express Corporation                              Money Laundering
                                                                                          Prevention Officer

                                American Express Financial                                Money Laundering
                                Advisors Inc.                                             Prevention Officer

                                American Express Financial                                Money Laundering
                                Advisors Japan Inc.                                       Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Alabama Inc.                                    Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Arizona Inc.                                    Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Idaho Inc.                                      Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Maryland Inc.                                   Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Massachusetts Inc.                              Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Nevada Inc.                                     Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of New Mexico Inc.                                 Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Oklahoma Inc.                                   Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Texas Inc.                                      Prevention Officer

                                American Express Insurance                                Money Laundering
                                Agency of Wyoming Inc.                                    Prevention Officer

                                American Express Property                                 Money Laundering
                                Casualty Insurance Agency                                 Prevention Officer

                                American Express Property                                 Money Laundering
                                Casualty Insurance Agency                                 Prevention Officer
                                of Kentucky, Inc.

                                American Express Property                                 Money Laundering
                                Casualty Insurance Agency                                 Prevention Officer
                                of Maryland, Inc.

                                American Express Property                                 Money Laundering
                                Casualty Insurance Agency                                 Prevention Officer
                                of Mississippi, Inc.

                                American Express Property                                 Money Laundering
                                Casualty Insurance Agency                                 Prevention Officer
                                of Pennsylvania, Inc.

                                American Express Trust Company                            Money Laundering
                                                                                          Prevention Officer

                                American Partners Life                                    Money Laundering
                                Insurance Company                                         Prevention Officer

                                AMEX Assurance Company                                    Money Laundering
                                                                                          Prevention Officer

                                Boston Equity General                                     Money Laundering
                                Partner LLC                                               Prevention Officer

                                IDS Cable Corporation                                     Money Laundering
                                                                                          Prevention Officer

                                IDS Cable II Corporation                                  Money Laundering
                                                                                          Prevention Officer

                                IDS Capital Holdings Inc.                                 Money Laundering
                                                                                          Prevention Officer

                                IDS Insurance Agency of Utah Inc.                         Money Laundering
                                                                                          Prevention Officer

                                IDS Life Insurance Company                                Money Laundering
                                                                                          Prevention Officer

                                IDS Life Series Fund, Inc.                                Money Laundering
                                                                                          Prevention Officer

                                IDS Life Variable Annuity                                 Money Laundering
                                Funds A & B                                               Prevention Officer

                                IDS Management Corporation                                Money Laundering
                                                                                          Prevention Officer

                                IDS Partnership Services                                  Money Laundering
                                Corporation                                               Prevention Officer

                                IDS Property Casualty                                     Money Laundering
                                Insurance Company                                         Prevention Officer

                                IDS Realty Corporation                                    Money Laundering
                                                                                          Prevention Officer

                                Investors Syndicate                                       Money Laundering
                                Development Corporation                                   Prevention Officer

Lori J. Larson                  American Express Financial                                Vice President - Advisor
Vice President - Advisor        Advisors Inc.                                             Field Force Growth Active &
Field Force Growth Active &                                                               Retention
Retention

Daniel E. Laufenberg            American Express Financial                                Vice President and Chief
Vice President and Chief        Advisors Inc.                                             U.S. Economist
U.S. Economist

Jane W. Lee                     American Express Financial                                Vice President and General
Vice President and General      Advisors Inc.                                             Manager Platinum Financial
Manager Platinum Financial                                                                Services
Services

Catherine M. Libbe              American Express                                          Vice President - Marketing & Product
Vice President -                Financial Advisors Inc.                                   Retirement Services
Marketing  & Product
Retirement Services

Diane D. Lyngstad               American Express Financial                                Vice President - Comp
Vice President - Comp           Advisors Inc.                                             and Licensing Services
and Licensing Services
                                American Express Client                                   Vice President and Chief
                                Service Corporation                                       Financial Officer

Thomas A. Mahowald              American Express Financial                                Vice President - Equity Research
Vice President - Equity         Advisors Inc.
Research

Timothy J. Masek                American Express Financial                                Vice President - Fixed Income Research
Vice President - Fixed          Advisors Inc.
Income Research

Mark T. McGannon                American Express Financial                                Vice President and
Vice President and              Advisors Inc.                                             General Manager - Products Sales
General Manager -
Products Sales

Brian J. McGrane                American Express                                          Vice President - Lead Financial
Vice President -                Financial Advisors Inc.                                   Officer Finance
Lead Financial Officer
Finance                         Advisory Capital Partners LLC                             Vice President and Chief Financial
                                                                                          Officer

                                Advisory Capital                                          Vice President and Chief Financial
                                Strategies Group Inc.                                     Officer

                                Advisory Convertible                                      Vice President and Chief Financial
                                Arbitrage LLC                                             Officer

                                Advisory Quantitative Equity                              Vice President and Chief Financial
                                (General Partner) LLC                                     Officer

                                Advisory Select LLC                                       Vice President and Chief Financial
                                                                                          Officer

                                American Express Asset                                    Vice President and Chief Financial
                                Management Group Inc.                                     Officer

                                American Express                                          Vice President and Chief Financial
                                Certificate Company                                       Officer

                                Boston Equity General                                     Vice President and Chief Financial
                                Partner LLC                                               Officer

Sarah M. McKenzie               American Express Financial                                Vice President -
Vice President -                Advisors Inc.                                             Managed and Brokerage Products
Managed and Brokerage
Products                        American Express Personal                                 Director
                                Trust Services, FSB

Paula R. Meyer                  American Express Financial                                Senior Vice President and General
Senior Vice President           Advisors Inc.                                             Manager - Mutual Funds
and General
Manager - Mutual Funds          American Express Certificate                              Director, President Chairman of the
                                Company                                                   Board and Chief Executive Officer

                                American Express                                          Director and President
                                International Deposit
                                Company

                                American Express                                          Director
                                Trust Company

                                Investors Syndicate                                       Director, President and Chief
                                Development Corp.                                         Executive Officer

Rebecca A. Nash                 American Express Financial                                Vice President -
Vice President -                Corporation                                               Service Operations
Service Operations
                                AMEX Assurance Company                                    Vice President -
                                                                                          Service Operations

                                IDS Property Casualty                                     Vice President -
                                Insurance Company                                         Service Operations

Roger Natarajan                 American Enterprise Life                                  Director
Vice President - Finance        Insurance Company

                                American Express Financial                                Vice President - Finance
                                Advisors Inc.

                                American Express Financial                                Vice President - Finance
                                Corporation

                                American Partners Life                                    Director
                                Insurance Company

                                IDS Life Insurance Company                                Director

Francois B. Odouard             American Express Financial                                Vice President - Brokerage
Vice President -                Advisors Inc.
Brokerage

Michael J. O'Keefe              American Express Financial                                Vice President - Advisory
Vice President - Advisory       Advisors Inc.                                             Business Systems
Business Systems

Kristi L. Petersen              American Express Asset                                    Vice President and Assistant Secretary
Vice President - SPS and        Management Group Inc.
External Products
                                American Express Financial                                Vice President - SPS and
                                Advisors Inc.                                             External Products

                                IDS Cable Corporation                                     Director, President and Chief Executive
                                                                                          Officer

                                IDS Cable II Corporation                                  Director, President and Chief Executive
                                                                                          Officer

                                IDS Futures Corporation                                   Director, President and Chief Executive
                                                                                          Officer

                                IDS Management Corporation                                Director, President and Chief Executive
                                                                                          Officer

                                IDS Partnership Services                                  Director, President and Chief Executive
                                Corporation                                               Officer

                                IDS Realty Corporation                                    Director, President and Chief Executive
                                                                                          Officer

Teresa J. Rasmussen             American Express Financial                                Vice President and
Vice President and Assistant    Advisors Inc.                                             Assistant General Counsel
General Counsel
                                American Centurion Life                                   Counsel and Assistant Secretary
                                Assurance Company

                                American Express Corporation                              Vice President

                                IDS Life Insurance Company                                Vice President, General Counsel and
                                                                                          Assistant Secretary

                                IDS Life Insurance Company   20 Madison Ave. Extension    Assistant General Counsel and
                                of New York                  Albany, NY 12205-0555        Assistant Secretary

                                American Partners                                         Vice President and General Counsel
                                Life Insurance Company

Mark A. Riordan                 American Express                                          Vice President - Finance
Vice President - Finance        Financial Advisors Inc.                                   Emerging Technologies
Emerging Technologies

ReBecca K. Roloff               American Express Financial                                Senior Vice President - GFS
Senior Vice President -         Advisors Inc.
GFS

Andrew C. Schell                American Express Financial                                Vice President - Strategy
Vice President - Strategy       Advisors Inc.                                             and Planning
and Planning

Mark E. Schwarzmann
Director

Gary A. Scott                   American Express                                          Vice President - Client Acquisition
Vice President -                Financial Advisors Inc.                                   Marketing and Services
Client Acquisition
Marketing and Services

Jacqueline M. Sinjem            American Express Financial                                Vice President
Vice President - Plan           Advisors Inc.
Sponsor Services
                                American Express Trust                                    Vice President
                                Company

Bridget Sperl                   American Enterprise                                       Director, President and Chief
Senior Vice President -         Investment Services Inc.                                  Executive Officer
Client Service
Organization                    American Express Client                                   Director and Senior Vice President
                                Service Corporation

                                American Express Financial                                Senior Vice President -
                                Advisors Inc.                                             Client Service Organization

                                IDS Life Insurance Company                                Executive Vice President -
                                                                                          Client Service

                                IDS Property Casualty                                     Director
                                Insurance Company

Lisa A. Steffes                 American Express Financial                                Vice President - Marketing
Vice President - Marketing      Advisors Inc.                                             Officer Development
Officer Development
                                AMEX Assurance Company                                    Director

                                IDS Property Casualty        1 WEG Blvd.                  Director
                                Insurance Company            DePere, WI 54115

David K. Stewart                American Express                                          Vice President - AEFA Controller
Vice President -                Financial Advisors Inc.                                   and Treasurer
AEFA Controller
and Treasurer                   American Enterprise                                       Treasurer
                                Investment Services, Inc.

Caroline Stockdale-Boon         American Express                                          Senior Vice President -
Senior Vice President -         Financial Advisors Inc.                                   Human Resources
Human Resources

Jeffrey J. Stremcha             American Express Financial                                Vice President - Technologies I
Vice President -                Advisors Inc.
Technologies I

John T. Sweeney                 American Express Financial                                Vice President - Lead
Vice President - Lead           Advisors Inc.                                             Financial Officer, Products Group
Financial Officer -
Products Group                  AMEX Assurance Company                                    Director

                                IDS Cable Corporation                                     Director

                                IDS Cable II Corporation                                  Director

                                IDS Partnership                                           Director
                                Services Corporation

                                IDS Property Casualty                                     Director
                                Insurance Company

                                IDS Realty Corporation                                    Director

William F. "Ted" Truscott       Advisory Capital Strategies                               Director
Senior Vice President and       Group Inc.
Chief Investment Officer
                                American Express Asset                                    Director and Chairman of the Board,
                                Management Group Inc.                                     Chief Investment Officer

                                American Express Asset                                    Director
                                Management International Inc.

                                American Express Financial                                Senior Vice President and
                                Advisors Inc.                                             Chief Investment Officer

                                IDS Capital Holdings Inc.                                 Director and President

                                Kenwood Capital Management LLC                            Manager

                                Northwinds Marketing Group LLC                            Manager

George F. Tsafaridis            American Express                                          Vice President - Quality & Service
Vice President -                Financial Advisors Inc.                                   Support
Quality & Service Support

Peter S. Velardi                American Express                                          Senior Vice President - Field Management
Senior Vice President -         Financial Advisors Inc.
Field Management

Andrew O. Washburn              American Express                                          Vice President - Mutual Fund Marketing
Vice President -                Financial Advisors Inc.
Mutual Fund Marketing

Beth E. Weimer                  American Express Financial                                Vice President and Chief
Vice President and              Advisors Inc.                                             Compliance Officer
Chief Compliance Officer
                                American Enterprise                                       Chief Compliance Officer
                                Investment Services Inc.

                                American Express Asset                                    Chief Compliance Officer
                                Management Group Inc.

                                American Express Asset                                    Chief Compliance Officer
                                Management International Inc.

                                IDS Life Insurance Company                                Chief Compliance Officer

Jeffery A. Williams             American Express Financial                                Senior Vice President -
Senior Vice President -         Advisors Inc.                                             Cross-Sell/Strategic
Cross-Sell/Strategic                                                                      Management
Management

William J. Williams             American Express                                          Senior Vice President - Field Management
Senior Vice President -         Financial Advisors Inc.
Field Management

Dianne L. Wilson                American Express                                          Vice President - Insurance Operations
Vice President -                Financial Advisors Inc.
Insurance Operations
                                Amex Assurance Company                                    Director and Senior Vice President

                                American Express Property                                 Vice President
                                Casualty Insurance Agency
                                of Kentucky Inc.

                                American Express Property                                 Vice President
                                Casualty Insurance Agency
                                of Maryland Inc.

                                American Express Property                                 Vice President
                                Casualty Insurance Agency
                                of Pennsylvania Inc.

                                IDS Property Casualty Company                             Director and Senior Vice President

Michael D. Wolf                 American Express Asset                                    Executive Vice President
Vice President and Senior       Management Group Inc.
Portfolio Manager
                                American Express Financial                                Vice President and Senior
                                Advisors Inc.                                             Portfolio Manager

Michael R. Woodward             American Express Financial                                Senior Vice President -
Senior Vice President -         Advisors Inc.                                             Field Management
Field Management
                                American Centurion Life      20 Madison Ave. Extension    Director
                                Assurance Company            Albany, NY 12205-0555

                                IDS Life Insurance Company   P.O. Box 5144                Director
                                of New York                  Albany, NY 12205

* Unless otherwise noted, address is 70100 AXP Financial Center, Minneapolis, MN 55474.

Item 31.  Location of Accounts and Records

         All accounts, books, and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant, (2) the Registrant's Investment Manager and Administrator, (3) the Registrant's custodian, (4) the Registrant's sub-administrator and transfer agent, and (5) the Registrant's Custodian. The address of each is as follows:

         1. Advisory Hedged Opportunity Fund 50210 AXP Financial Center Minneapolis, MN 55474

         2. American Express Financial Corporation 200 AXP Financial Center Minneapolis, MN 55474

         3. American Express Trust Company 200 AXP Financial Center Minneapolis, MN 55474

         4.       BISYS Fund Services Ohio, Inc. 3435 Stelzer Road Columbus, OH
                  43219

         5.       Huntington National Bank, 41 South High Street, Columbus, OH
                  43215

Item 32.  Management Services

         Not applicable.

Item 33.  Undertakings

1.       Not Applicable.

2.       Not Applicable.

3.       Not Applicable.

4.       The Registrant undertakes:

         a. To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         c. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.       Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis in the state of Minnesota on the 9th day of June, 2005.

                                ADVISORY HEDGED OPPORTUNITY FUND




                           By: /s/ William F. Truscott
                               ------------------------

                              Name:  William F. Truscott
                              Title: President and Principal Executive Officer

         Pursuant to the requirements of the Securities Act, this Post-Effective Amendment to the Registrant's Registration Statement has been signed by the following person in the capacities and on the date indicated:

Signature                             Title                        Date
---------                             -----                        ----


/s/ William F. Truscott               President and Principal      June 9, 2005
--------------------------            Executive Officer
    William F. Truscott


/s/ Joseph Krekelberg                 Treasurer                    June 9, 2005
--------------------------
    Joseph Krekelberg


/s/ William T. Brown                  Trustee                      June 9, 2005
 -------------------------
    William T. Brown*


/s/ Paula R. Meyer                    Trustee                      June 9, 2005
--------------------------
    Paula R. Meyer**


/s/ Mary K. Stern                     Trustee                      June 9, 2005
--------------------------
    Mary K. Stern**

* Signature affixed by Robert W. Helm pursuant to Power of Attorney dated September 18, 2003 and incorporated by reference from Pre-Effective Amendment No. 4 to Registrant's registration statement on Form N-2, SEC file No. 333-102751, filed October 10, 2003.

** Signature affixed by Robert W. Helm pursuant to Power of Attorney dated May 25, 2005 and filed herewith.